Strategic evolution

Diverse capabilities

Custom solutions

Powerful partnerships

FRANKLIN TEMPLETON

Franklin Resources, Inc.

2023 Annual Report



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Part•ner•ship

noun: A relationship of trust and mutual understanding in which all parties are empowered to achieve together what they could not achieve alone.

Important Information Regarding Forward-Looking Statements and Non-GAAP Financial Information

This report contains forward-looking statements that are provided under the "safe harbor" protection of the Private Securities Litigation Reform Act of 1995 and involve a number of known and unknown risks, uncertainties and other important factors. You should read the discussions under the headings "Forward-Looking Statements" and "Risk Factors" in Part I of our Annual Report on Form 10-K for our fiscal year ended September 30, 2023 ("Form 10-K") for important information concerning such matters. This report also contains non-GAAP financial measures such as adjusted operating revenues, adjusted operating income, adjusted operating margin, adjusted net income and adjusted diluted earnings per share, which are not substitutes for measures calculated in accordance with U.S. GAAP. You should read the "Supplemental Non-GAAP Financial Measures" section within Item 7 of our Form 10-K for, among other things, a presentation of the most directly comparable measures calculated in accordance with U.S. GAAP and reconciliations from U.S. GAAP to non-GAAP.

Dear fellow shareholders,

Jennifer M. Johnson
President
Chief Executive Officer

Shared values and objectives.
Client focus.
Collaboration.
Continuous improvement.

These principles form the foundation upon which successful partnerships are built and have been embraced by Franklin Templeton for over 75 years. Over that time span, our firm has grown to become a powerful partner with individuals, financial advisors, institutions and high-net-worth clients as we live our mission to help people around the world achieve their most important financial milestones.



Today, we partner with investors in over 150 countries, offering specialization across public and private market strategies coupled with excellent customer service, backed by the resources of a global firm. Equally important is the partnership we have among our colleagues within Franklin Templeton worldwide. Collaboration and healthy debate help spur innovative solutions that best meet investor needs by bringing forward creative thinking. We have maintained this high standard by always focusing on continuous improvement and the diversification of our business in an ever-evolving industry.

Over the past several years, we have been intentional in further building our value as a partner to our clients around the globe. More diversified than ever, we offer extensive investment expertise across asset classes, investment vehicles and geographies to benefit clients through various market conditions and cycles. We operate in the largest financial centers around the world and our investors have entrusted us to manage approximately $1.4 trillion in assets under management (AUM) at fiscal year-end.

As we look back over our fiscal year, challenging global financial markets and geopolitical uncertainty weighed heavily on investor sentiment. The so-called "magnificent seven"—seven large U.S. technology companies—have primarily driven all the gains in global stocks in 2023, proving to be a challenge for those seeking to outperform the index, while also managing concentration risk in their equity portfolios.

In our fourth fiscal quarter, heightened volatility led to declines across equity and fixed income markets. We believe markets like these reinforce the value of active management with a focus on risk-adjusted returns and a long-term investment horizon. It is often in these times of uncertainty where the best opportunities to capture value are identified, and we have been actively engaging with investors to understand their needs and address their goals as they navigate these market conditions.

Our AUM and fiscal year flows were impacted by the continued market volatility. Yet, against this backdrop and amid ongoing industry-wide change, we continue to manage our global business with a focus on our customers, organic growth, expense discipline, strategic transactions and investments to benefit our company and clients.

Strategic evolution, key acquisitions, innovative partnerships

Industrywide, we continue to see consolidation of asset management relationships. Clients are seeking to do business with fewer, more scaled partners who can offer extensive resources across different markets and strategies to help achieve their objectives. Firms with a broader suite of investment capabilities that offer value beyond investing will be partners of choice. As expectations increase for value-added services, we believe we are well-positioned in the long term due to the breadth and depth of our investment capabilities, technology, content and capital resources.

One of our strategic priorities has been to increase our scale in key segments of the industry that reflect client demand, including the insurance and retirement sectors. We believe our differentiated model of preserving the investment autonomy of our specialist investment managers, supported by the resources of a global firm, is unrivaled in the industry and should produce strong positive long-term results.



With this in mind, in May, we announced the acquisition of Putnam Investments. Our clients will benefit from Putnam's complementary investment capabilities, which have strong long-term track records. The transaction also increases Franklin Templeton's defined contribution AUM to over $100 billion. In 2020, American workers contributed approximately $550 billion to their retirement plans, nearly doubling the amount from just 10 years prior[1] and strengthening our presence in this area is an important component of our long-term growth strategy.

We established a partnership with Power Corporation of Canada (Power) and Great-West Lifeco (Great-West). The Power group of companies are leaders in global insurance, retirement, asset management and wealth management, and this transaction enables us to increase our investment in these important segments to better serve our clients. Great-West, the sixth-largest U.S. life insurer, will make an initial incremental asset allocation of $25 billion to our specialist investment managers within 12 months of closing, with additional allocations expected to be received over the next several years. Consistent with its continuing commitment to asset management, Great-West will become a long-term shareholder in Franklin Resources, and we are looking forward to actively partnering with Power to develop and realize additional opportunities over time.

Interest in alternative assets has continued to grow as investors look to diversify investment returns with less correlated assets to public securities. According to Boston Consulting Group, alternative assets are projected to reach $29 trillion by 2027 and account for 22% of global AUM and 55% of global asset management revenue.[2] In our pursuit to offer more choice to clients, we continue to expand our alternative investment capabilities and develop a full range of alternative strategies to complement our public market capabilities.

In November 2022, we closed our acquisition of Alcentra, a leading European credit manager, doubling Franklin Templeton's alternative credit AUM to $75 billion. Firm-wide alternative AUM increased by over 13% to $255 billion from $225 billion the prior year, making us one of the largest managers of alternative assets.

Our role as investment manager and sole administrator of Fondul Proprietatea (Fondul) in Romania is an example of our ability to partner with public and private institutions to develop the local capital market while promoting corporate governance and transparency. In July, Fondul's largest holding, Hidroelectrica, Romania's leading energy producer, broke a record as the country's largest initial public offering on the Bucharest Stock Exchange and was also Europe's largest IPO in fiscal 2023.

Diverse capabilities and custom solutions strengthen partnerships

Against the complex and volatile market backdrop, our investment teams have remained true to their distinct disciplines and time-tested approaches. Investment performance continues to be strong and resulted in 61%, 48%, 47% and 61% of our strategy composite AUM outperforming their respective benchmarks on a one-, three-, five- and 10-year basis.[3]

Notwithstanding 20% lower inflows, our long-term net outflows were $21.3 billion compared to $27.8 billion the prior year, an improvement of 23%. Reinvested distributions were $20.6 billion compared to $32.0 billion in the prior year. Strong client demand continued for our multi-asset and alternative strategies, which both saw positive net flows for the year. Multi-asset net flows were $7.8 billion in 2023 compared to $4.7 billion in 2022, a 66% increase, and were positive in all quarters, driven by our flagship Franklin Income Fund, Franklin Templeton Investment Solutions and Canvas®, our Custom Indexing solution platform. In addition, Fiduciary Trust International generated its 12th consecutive quarter of long-term net inflows.

Alternative net inflows were approximately $6 billion for the year. Our three largest alternative managers, Benefit Street Partners, Clarion Partners and Lexington Partners, generated a combined total of nearly $11 billion in net flows. We also made progress in the wealth management channel, where retail and high-net-worth investors remain under-allocated to alternatives relative to institutions. Earlier this fiscal year, we launched the "Alternatives by Franklin Templeton" brand in the U.S. and anticipate approximately 20% of the total capital raised in our current secondary private equity fund to come from this channel.

Despite market uncertainty, we experienced increasing demand for fixed income strategies, and we benefited from having a broad range of strategies with noncorrelated investment philosophies. Brandywine Global saw positive net flows for the year, while Franklin Templeton Fixed Income saw positive net flows in the second half and Western Asset had positive net flows in its core and municipal bond products for the year. The addition of Putnam will further strengthen our fixed income offerings, particularly in ultra-short, stable value and longer-duration strategies with strong long-term investment performance.

Another corporate priority has been to offer our capabilities across different investment vehicles to provide investors with more choice. As a leading separately managed account (SMA) provider, we ended the year with approximately $113 billion in AUM, a 13% increase from $100 billion the prior year. During the year, we expanded our SMA capabilities with launches focused on customization, such as tax-managed overlay, and in key flagship strategies, including the Franklin Income Fund, with additional launches underway.

Since launching our ETF business in 2016, we have grown AUM to over $16 billion and generated net inflows of nearly $4 billion, reflecting four consecutive quarters of approximately $1 billion in net flows. Most recently, Western Asset and Brandywine Global launched active fixed income ETFs.

We also continue to enable personalized portfolio solutions to improve bespoke outcomes for investors. Canvas has more than doubled its AUM to nearly $5 billion since the acquisition closed in 2021. This year, Canvas generated net inflows of approximately $1.5 billion with 20 new partnerships and has a robust pipeline.

Furthermore, the successful execution of our regionally focused distribution strategy resulted in improving net outflows, with Asia Pacific generating positive net flows for the year, and Europe, Middle East and Africa turning positive in the second half of fiscal 2023.

Partnership backed by financial discipline

Our financial performance reflected the difficult market environment. Adjusted operating revenues were $6.1 billion compared to $6.5 billion the prior year, and adjusted operating expenses were $4.3 billion versus $4.2 billion and included the impact of our acquisitions. Adjusted operating income was $1.8 billion, a decrease of approximately 22% from $2.3 billion the prior year primarily due to market decline on our average AUM.

We focused on strengthening the foundation of our business through disciplined expense management and operational efficiencies. Matthew Nicholls, our CFO and COO, will provide you with more detail on the following page.

A powerful partner for today and tomorrow

As we look ahead to 2024 and beyond with better clarity on interest rates and markets in general, there will be an increased likelihood of investors moving money from the sidelines. According to Morningstar, global money market assets stood at $7.4 trillion, the highest level since it started collecting the data in 2007.[4] We believe we are well-positioned to capture money in motion as clients benefit from the expertise of our diverse specialist investment managers in areas of client demand—alternatives, income, fixed income, solutions and Custom Indexing.

We are proud of the work that we have done to further grow and diversify our business. It makes us a more resilient organization over the long run and reflects our focus on positioning Franklin Templeton as a premier partner.

I would like to thank our dedicated employees around the world for their efforts to grow our business by always putting our clients first.

Thank you for the trust you place in our organization.

Sincerely,

Jennifer M. Johnson
President
Chief Executive Officer
Franklin Resources, Inc.

1. Source: Investment Company Institute, "U.S. Retirement Market," Second Quarter 2023. 2020 contributions to U.S. retirement plans totaled $544.5 billion; in 2010, $292 billion.
2. Source: Boston Consulting Group, "Global Asset Management 2023 – 21st Edition," May 2023.
3. Composite AUM measured for the one-, three-, five- and 10-year periods represent 50%, 50%, 49% and 46%, respectively of the firm's total AUM as of September 30, 2023.
4. © 2023 Morningstar, Inc. All rights reserved. The information herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.

Diversification and discipline benefit shareholders and clients



CFO and COO Matthew Nicholls discusses building operational efficiencies, the strategy behind our acquisition of Putnam Investments and the steady growth of our dividend.

Matthew Nicholls
Executive Vice President
Chief Financial Officer
Chief Operating Officer

What were the most significant fiscal year 2023 financial highlights? What steps did the company take to manage expenses and create efficiencies during this year's continued challenging market environment?

This fiscal year continued to be characterized by an uncertain interest-rate and economic environment that, combined with an increasingly complex geopolitical landscape, created market volatility and downward pressures on the industry. Our fiscal 2023 financial results reflected an emphasis on investing in long-term growth initiatives while also continuing to focus on disciplined expense management and operational efficiencies. For the fiscal year, ending assets under management (AUM) increased by 6%, but average AUM decreased by 5% from the prior year. Fiscal year adjusted operating revenues of $6.1 billion decreased by 6% from the prior year. However, our adjusted effective fee rate, which excludes performance fees, increased to 39.5 basis points compared to 38.5 basis points in the prior year. Our financial results included a full year of Lexington Partners and 11 months of Alcentra.

Our adjusted operating expenses were $4.3 billion, an increase of 3% from the prior year. Excluding performance-fee-related compensation and the impact of our acquisitions, adjusted operating expenses were down slightly from the prior year. This led to adjusted operating income of $1.8 billion, a decrease of 22% from the prior year, primarily due to lower average AUM driven by market declines and net outflows.

We have demonstrated our commitment to ongoing expense discipline since we achieved targeted savings from the Legg Mason transaction ahead of schedule. This year, we outsourced the non-U.S. portion of our global transfer agency (TA) function, following the previously announced outsourcing of our U.S. TA function, providing significant benefits to our mutual fund shareholders. We also previously announced the outsourcing of fund administration and certain other technology functions. These activities have simplified our firm, plus de-risked and reduced our future capital expenditure while adding strong partners.

Looking forward, we continue to explore additional ways to increase cross-functional operational strengths and efficiencies throughout the firm. For example, we are in the process of evaluating investment management technology platforms to simplify and streamline our use of data and processes to optimally support the investment management lifecycle. This effort will allow us to address the needs of our specialist investment managers and better position us to scale for future growth.

This year, we announced the acquisition of Putnam Investments and the partnership with Power Corporation of Canada and Great-West Lifeco. What are the benefits to Franklin Templeton?

While we are always focused on organic growth priorities, we have previously stated our interest in distribution-led, strategic transactions that would further diversify our business and accelerate growth in key markets. These transactions achieve our goal to deliver a broad range of investment strategies and accelerate our growth in attractive retirement and insurance markets.

The acquisition of Putnam will not only add complementary investment capabilities, but also strengthen our presence in the retirement segment, particularly defined contribution where combined we will have over $100 billion in AUM. Furthermore, the acquisition is structured to maintain Franklin Templeton's financial flexibility and promote our continuing investments in the business, while protecting our financial position in the context of challenging market conditions.

Great-West Lifeco will make an initial incremental long-term asset allocation of $25 billion to our specialist investment managers and become a long-term shareholder in Franklin Resources. The agreement furthers our goal of growing insurance client assets and expands the existing relationship between Franklin Templeton and the Power group of companies in the key areas of retirement, asset management and wealth management.

As market conditions continue to be volatile, have your capital management priorities changed?

Capital management is always a top priority. This year, we returned $870 million to shareholders through dividends and share repurchases, an increase of approximately 13% over the prior year, and funded the acquisition of Alcentra and other acquisition-related payments. As always, we continue to prioritize our dividend, which has increased every year since 1981, and purchase shares to hedge our employee share grants. The majority of the Putnam acquisition was funded using shares of Franklin Resources, and we plan to opportunistically repurchase shares above the employee-related equity issuances during fiscal 2024.

In July, we repaid our $300 million term loan credit agreement with existing cash, which will generate $4.5 million in net annual interest expense savings at current rates. In addition, we terminated our $500 million 364-day revolving credit facility and entered into a new undrawn $800 million five-year revolving credit facility with a syndicate of banks, thereby further enhancing our financial flexibility.

Directors and executive officers

As of October 1, 2023

Board of directors

Gregory E. Johnson
Executive Chairman
Chairman of the Board

Rupert H. Johnson, Jr.
Vice Chairman

Jennifer M. Johnson
President
Chief Executive Officer

Director
Thermo Fisher Scientific Inc.

Mariann Byerwalter
Chairman of the Board
*Pacific Mutual Holding Company
(financial services company)*

Chairman Emeritus
of the Board
*SRI International
(nonprofit research institute)*

Chairman
*JDN Corporate Advisory, LLC
(advisory services firm)*

Alexander S. Friedman
Co-Founder and
Chief Executive Officer
*Novata Inc.
(ESG reporting platform)*

John Y. Kim
Founder and
Managing Partner
*Brewer Lane Ventures LLC
(fintech venture capital firm)*

Director/Trustee
Eversource Energy

Karen M. King
Managing Director
and Chief Legal Officer
*Silver Lake
(technology investment firm)*

Anthony J. Noto
Chief Executive Officer
and Director
*SoFi Technologies, Inc.
(financial services platform)*

John W. Thiel
Partner and Senior Advisor
*MyNextSeason
(executive coaching firm)*

Seth H. Waugh
Chief Executive Officer
*The PGA of America
(organization of golf professionals)*

Non-Executive Chairman
*Alex. Brown,
a division of Raymond James
(financial services company)*

Director
Yext, Inc.

Geoffrey Y. Yang
Managing Director
and Founding Partner
*Redpoint Ventures
(private equity & venture
capital firm)*

Director
Warner Bros. Discovery, Inc.

Executive officers

Jennifer M. Johnson
President
Chief Executive Officer

Gregory E. Johnson
Executive Chairman
Chairman of the Board

Rupert H. Johnson, Jr.
Vice Chairman

Matthew Nicholls
Executive Vice President
Chief Financial Officer
Chief Operating Officer

Thomas C. Merchant
Executive Vice President
General Counsel
Secretary

Terrence J. Murphy
Executive Vice President
Head of Public Markets

Alok Sethi
Executive Vice President
Head of Global Operations

Gwen L. Shaneyfelt
Chief Accounting Officer

Adam B. Spector
Executive Vice President
Head of Global Distribution



Building our business



Over the past several years, we have focused on further diversifying our business to build a more resilient organization able to withstand various market cycles, including volatile conditions such as in fiscal year 2023. We have expanded investment access and built upon our extensive range of capabilities, including investment insights, cutting-edge technology and product innovation. Today, Franklin Templeton is well-positioned as a partner of choice by offering a full range of investment capabilities across public and private markets spanning geographic boundaries through a broad array of investment vehicles—all in an effort to help clients meet their varied financial goals.

from left to right:
Selene Oh
Chief Communications Officer

Jennifer Ball
Chief Marketing Officer

Accelerating our growth through new partnerships

In May 2023, Franklin Templeton established a partnership with Power Corporation of Canada (Power) and Great-West Lifeco (Great-West). The agreement aligns with our focus on further growing insurance client assets and significantly broadens the relationship between Franklin Templeton and the Power group of companies in the additional key areas of retirement, asset management and wealth management.

Putnam acquisition brings capabilities and opportunities

As a foundation of the Power and Great-West partnership, we acquired Putnam Investments from Great-West. Putnam brings with it complementary capabilities, expanded distribution sources and a track record of strong investment performance. The transaction accelerates our growth in the retirement and insurance markets.

from left to right:
Adam Petryk, CFA
Head of Franklin Templeton Investment Solutions

Brett Goldstein, CFA
Co-Chief Investment Officer
Putnam Global Asset Allocation

Wylie Tollette, CFA
Chief Investment Officer
Franklin Templeton Investment Solutions

Robert Schoen
Co-Chief Investment Officer
Putnam Global Asset Allocation



Engaging clients with thought leadership

Client focus has always been a hallmark of Franklin Templeton, and this past year was no exception. Our business model of preserving the investment autonomy of our specialist investment managers offers, among other benefits, diverse investment outlooks and perspectives across markets, asset classes and regions.

In March, we proactively engaged with our clients to help them navigate financial uncertainty created by stress in the regional banking sector. The Franklin Templeton Institute provided timely updates to our clients through webinars, articles and videos, garnering praise for its speed in holding an informational webinar attended by thousands on the first business day after the collapse of Silicon Valley Bank.

We also continued to provide clients value beyond investing with programs like Voice of the American Worker, which offers 401(k) providers and their advisors helpful research on worker sentiment about benefits, and Anatomy of a Recession™, which closely tracks the state of the U.S. economy, aggregating hard data, historic trends and expert outlook on where the economy is likely headed.



from left to right:
Deep Ratna Srivastav
Head of AI &
Digital Transformation

Dana Jackson
Chief Information Officer

Enabling custom solutions through technology

Through new technologies, we're continuing to enable personalized portfolio solutions and improved outcomes for investors. A good example is Canvas®, our Custom Indexing solution platform. It allows financial advisors to build and manage Custom Indexes in retail separately managed accounts (SMAs) that are individually tailored to a client's specific needs, preferences and objectives. Canvas has experienced net inflows in each quarter since the platform launched in September 2019, and its assets under management have doubled to approximately $5 billion since the acquisition in December 2021.

Assets Under Management
As of September 30, 2023

by asset class
- 35%
- 31%
- 19%
- 11%
- 4%

- ● Fixed Income
- ● Equity
- ● Alternative
- ● Multi-Asset
- ● Cash Management

by sales region
- 71%
- 12%
- 9%
- 8%

- ● United States
- ● EMEA
- ● Asia-Pacific
- ● Americas excl. U.S.

by client type
- 50%
- 48%
- 2%

- ● Institutional
- ● Retail
- ● High-Net-Worth

Delivering investment choice

We're proud to be one of the world's largest investment managers. More importantly for our partners and clients, we continue to broaden our investment capabilities to help clients achieve better outcomes. Franklin Templeton offers access to specialist investment managers across public and private markets, asset classes and vehicles through a single, powerful partnership.

Extending our historic income strategy

Launched in 1948, Franklin Income Fund celebrated its 75th anniversary. Long a firm flagship, the fund held more than $69 billion in assets under management at the close of the fiscal year. Franklin Income Fund enjoys strong demand because it fulfills a primary objective for many investors: consistent income. In fact, its flexible, multi-asset strategy has successfully delivered uninterrupted dividends over changing markets ever since its launch.

First available to U.S. investors via a mutual fund, we have since extended access to the benefits of the underlying Franklin Income strategy to investors across the globe. And we've given U.S. investors greater choice in how they access the strategy, including through separately managed accounts, subadvised strategies, Franklin Managed Income Fund—and now the Franklin Income Focus ETF (INCM), launched and listed on the New York Stock Exchange in 2023.



Ed Perks, CFA
Chief Investment Officer
Franklin Income Investors

Alcentra acquisition further enhances our alternatives platform



Thomas Gahan
Head of Alternatives
Franklin Templeton
Chief Executive Officer &
Chief Investment Officer
Benefit Street Partners

As part of our commitment to offering clients a comprehensive alternatives platform, last year we acquired one of Europe's largest alternative credit and private debt managers, doubling Franklin Templeton's alternative credit assets under management to $75 billion. The London-based Alcentra, with its European focus, geographically complements our U.S.-based alternative credit specialist manager, Benefit Street Partners, providing our clients even greater diversification options. Firm-wide alternative assets under management were $255 billion as of September 30, 2023, making the company one of the largest managers of alternative assets.

Extensive fixed income platform offers a solution for every investor

In a year when all eyes were on the bond markets, our extensive fixed income capabilities and offerings provided clients a range of choice through our fixed income investment teams: Brandywine Global, Franklin Templeton Fixed Income, Templeton Global Macro and Western Asset Management. Their noncorrelated investment philosophies allow clients to reenter the bond market, while pursuing specific objectives and taking advantage of the areas of opportunity most compelling to them—from tax-free munis to corporate bonds to global issues.



Michael Buchanan
Co-Chief Investment Officer
Western Asset Management

Building our alternative wealth management business

As a leader in the movement to democratize alternative investments, we continued to make strides and open new opportunities for investors and our firm. With a comprehensive range of alternative asset managers and offerings, Alternatives by Franklin Templeton is the one relationship financial advisors need to build better portfolios for their clients using a range of alternatives investments— real estate, private credit, private equity and more. To support our alternative investment business objectives, we introduced new sales initiatives, including an award-winning educational program and new digital experience (alternativesbyft.com) for financial professionals looking to expand their use of alternative investments in client portfolios.



Sonal Desai, Ph.D.
Chief Investment Officer
Franklin Templeton
Fixed Income

Corporate social responsibility

Corporate social responsibility (CSR) is a key component of our effort to deliver better outcomes for our stakeholders and is embedded in our corporate values. As such, we are dedicated to making a positive impact in the world on behalf of our clients, shareholders, employees and other stakeholders.

Over the past several years, we have developed a robust CSR framework and continue to build upon that progress. We're pleased that Franklin Templeton was named as one of the "Top 100 U.S. Sustainable Companies in 2023" by Barron's, which evaluates the 1,000 largest U.S. companies by market capitalization.[5]

Our CSR efforts are organized by six dimensions, all of which are interconnected and mutually supportive.



Community engagement

We strive to support and enrich the social, economic and educational well-being of the communities where we live, work and do business. Through charitable giving and employee volunteering, we support hundreds of organizations globally every year. In just the past five years, Franklin Templeton has contributed more than $25 million to nonprofit organizations around the world, and our employees have contributed an approximate combined total of 75,000 hours of volunteer work. This June marked the firm's 17th year of Involved, the company's employee volunteer program, and Impact Days, our global month of service. Employees gave back to our communities through many events, including tree planting, landscaping, renovating classrooms, preparing meals and donating school supplies.

Environment

The health of our planet and the well-being of future generations depend on our actions today to preserve our environment and its natural resources. We are reducing our corporate footprint and encouraging environmentally responsible behavior throughout our operations. As we have since 2008, we once again completed climate disclosure through CDP (formerly the Carbon Disclosure Project) and maintained a score of B for fiscal year 2022 (the most recent publicly disclosed information)—above average for companies reporting in North America and globally. Additionally, we secured third-party verification of our greenhouse gas inventory for scope 1, scope 2 and select categories of scope 3.



Hong Kong
Impact Days 2023

Stewardship and sustainable investing

As fiduciaries, we are active stewards of our clients' capital. Opportunities to generate repeatable risk-adjusted returns rely on the management of three forms of capital: financial, human and natural. In addition to corporate-level sustainability efforts, all our specialist investment managers maintain investment autonomy to incorporate preferred sustainability factors to meet client goals. And we take a proactive approach to effective stewardship, including engagement with the issuers with which we invest and other market participants who can affect client outcomes—as well as the exercise of voting rights as part of our fiduciary responsibility. That's why we engage directly with approximately 1,000 securities issuers annually and, in fiscal year 2023, we voted on just over 100,000 ballots.

Employee experience

The quality and commitment of our people have made our company an industry leader. Our welcoming, inclusive and dynamic culture, along with the global nature of our business, fosters an empowering workplace experience that includes total rewards, professional development, wellness programs, business resource groups and more. We believe our firm's culture is a major reason our employee engagement, as measured through our continuous listening strategy, has remained strong and steady in a changing world and economy. It's also a reason why Franklin Templeton was named by Pensions & Investments as one of the "Best Places to Work in Money Management" in 2023.



Diversity, equity and inclusion

Our commitment to diversity, equity and inclusion (DE&I) is more than just the right thing to do. It's also a business opportunity, because an inclusive culture helps us to better meet our clients' goals. Through this important work, we aspire to be an employer of choice, business partner of choice and industry of choice for all top talent and our many stakeholders. We are proud to have received in 2023 a top score of 100 in the Disability Equality Index® in the U.S. In the U.K., we also received Stonewall's LGBTQ Inclusive Employer Award and, in the Asia-Pacific region, "Highly Commended" status from 100 Women in Finance. We have also forged strategic partnerships to influence macro change across our industry, including with the Diversity Project Europe, Equity Collective, Financial Alliance for Racial Equity and the Robert Toigo Foundation.

Franklin Templeton sponsors
Robert Toigo Foundation event



Responsible corporate practices

Franklin Templeton has been a trusted partner for our clients and stakeholders since our founding. We reinforce that trust through our firm-wide commitment to accountability, high ethical standards and disciplined risk management. We are also fully committed to fair and open competition in the marketplace. In fiscal year 2023, we continued to strengthen our anti-corruption and anti-money laundering compliance programs. Among other topics, every employee is required to complete annual trainings in business conduct, cybersecurity and recognizing the signs of financial crimes.

5. Barron's recognized Franklin Templeton in March 2023. Ranking is based on the period January to December 2022. Franklin Templeton did not provide compensation for the ranking.

Financial highlights

As of and for the fiscal years ended September 30

Summary of Operations (in millions)	**2019**	**2020**	**2021**	**2022**	**2023**
Adjusted Operating Revenues	$3,881	$3,878	$6,317	$6,474	$6,104
Adjusted Operating Income	1,654	1,491	2,379	2,324	1,824
Adjusted Operating Margin	42.6%	38.5%	37.7%	35.9%	29.9%
Adjusted Net Income	1,331	1,311	1,915	1,856	1,332

Financial Data (in millions)	**2019**	**2020**	**2021**	**2022**	**2023**
Cash and Cash Equivalents and Investments[6]	$8,491	$5,083	$6,911	$6,753	$6,942
Total Assets	15,661	21,685	24,168	28,061	30,121
Debt	697	3,017	3,399	3,376	3,053
Franklin Resources, Inc. Stockholders' Equity	9,907	10,115	11,223	11,475	11,917

Assets Under Management (in billions)	**2019**	**2020**	**2021**	**2022**	**2023**
Ending	$693	$1,419	$1,530	$1,297	$1,374
Average	697	833	1,504	1,469	1,400

Per Common Share	**2019**	**2020**	**2021**	**2022**	**2023**
Adjusted Diluted EPS	$2.62	$2.61	$3.74	$3.63	$2.60
Cash Dividends Declared	1.04	1.08	1.12	1.16	1.20
Book Value	19.84	21.95	22.37	22.97	24.03
Employee Headcount	9,597	11,771	10,300	9,767	9,166

"Adjusted net income," "adjusted diluted earnings per share," "adjusted operating income" and "adjusted operating margin" are based on methodologies other than generally accepted accounting principles ("GAAP"). See "Supplemental Non-GAAP Financial Measures" in our Annual Report on Form 10-K for definitions and reconciliations of these measures.

Performance graph

Comparison of Five-Year Cumulative Total Return[7]

Cumulative Value of $100



$200
$150
$100
$50
$0
2018
2019
2020
2021
2022
2023

Fiscal Year-End Date	2018	2019	2020	2021	2022	2023
Franklin Resources, Inc.	$100.00	$98.11	$72.86	$110.60	$83.70	$100.08
S&P 500 Index	100.00	104.25	120.05	156.07	131.92	160.44
S&P U.S. BMI Asset Management & Custody Banks Index	100.00	91.97	95.23	160.63	115.89	143.44

The performance graph compares the cumulative total stockholder return of an investment in the common stock of Franklin Resources, Inc. for the last five years to that of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index)[7] and to the S&P U.S. BMI Asset Management & Custody Bank Index.[8] The S&P 500 Index, an index to which the company was added in 1998, consists of 500 stocks chosen for market size, liquidity and industry group representation, and is one of the most widely used benchmarks of U.S. equity performance. The S&P U.S. BMI Asset Management & Custody Banks Index is a market-value weighted index of 39 asset management companies. The graph assumes that the value of the investment in the company's common stock and each index was $100 at the market close on September 28, 2018, and that all dividends were reinvested. The following information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed. The performance graph is not necessarily indicative of future investment performance.

6. Includes direct investments of consolidated investment products of $1,132, $785, $1,043, $967 and $1,034.

7. Data Source: S&P Global Market Intelligence.

8. In prior years, our performance graph reflected the cumulative total return of the SNL U.S. Asset Manager Index, which was discontinued effective August 7, 2021, and replaced with the S&P U.S. BMI Asset Management and Custody Banks Total Return Index. As of 9/30/23, the S&P U.S. BMI Asset Management & Custody Banks Index comprised the following companies: Affiliated Managers Group, Inc., AlTi Global, Inc., Ameriprise Financial, Inc., Ares Management Corporation, Artisan Partners Asset Management Inc., AssetMark Financial Holdings, Inc., Associated Capital Group, Inc., Avantax, Inc., BlackRock, Inc., Blackstone Inc., Blue Owl Capital Inc., Bridge Investment Group Holdings Inc., BrightSphere Investment Group Inc., Cohen & Steers, Inc., Diamond Hill Investment Group, Inc., Federated Hermes, Inc., Franklin Resources, Inc., Galaxy Digital Holdings Ltd., GQG Partners Inc., Grosvenor Capital Management, L.P., Hamilton Lane Incorporated, Heritage Global Inc., Invesco Ltd., Janus Henderson Group plc, KKR & Co. Inc., Northern Trust Corporation, P10, Inc., Sculptor Capital Management, Inc., SEI Investments Company, Silvercrest Asset Management Group Inc., State Street Corporation, StepStone Group LP, T. Rowe Price Group, Inc., The Bank of New York Mellon Corporation, The Carlyle Group Inc., TPG Inc., Victory Capital Holdings, Inc., Virtus Investment Partners, Inc., and WisdomTree, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-09318

FRANKLIN RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-2670991**
(State or other jurisdiction of incorporation or organization)	***(I.R.S. Employer Identification No.)***

One Franklin Parkway, San Mateo, CA 94403
(Address of principal executive offices) (Zip code)

(650) 312-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.10 per share	BEN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting common equity ("common stock") held by non-affiliates of the registrant, as of March 31, 2023 (the last business day of registrant's second quarter of fiscal year 2023), was $7.7 billion based upon the last sale price reported for such date on the New York Stock Exchange.

Number of shares of the registrant's common stock outstanding at October 31, 2023: 494,584,385.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement for its annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after September 30, 2023, are incorporated by reference into Part III of this report.

INDEX TO ANNUAL REPORT ON FORM 10-K

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") and the documents incorporated by reference herein may include forward-looking statements that reflect our current views with respect to future events and financial performance. Such statements are provided under the "safe harbor" protection of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts and generally can be identified by words or phrases written in the future tense and/or preceded by words such as "anticipate," "believe," "could," "depends," "estimate," "expect," "intend," "likely," "may," "plan," "potential," "seek," "should," "will," "would," or other similar words or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other important factors that may cause actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. The forward-looking statements contained in this Annual Report or that are incorporated by reference herein are qualified in their entirety by reference to the risks and uncertainties disclosed in this Annual Report, including those discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk."

While forward-looking statements are our best prediction at the time that they are made, you should not rely on them and are cautioned against doing so. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other possible future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. They are neither statements of historical fact nor guarantees or assurances of future performance. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.

If a circumstance occurs after the date of this Annual Report that causes any of our forward-looking statements to be inaccurate, whether as a result of new information, future developments or otherwise, we undertake no obligation to announce publicly the change to our expectations, or to make any revision to our forward-looking statements, to reflect any change in assumptions, beliefs or expectations, or any change in events, conditions or circumstances upon which any forward-looking statement is based, unless required by law.

Item 1.   Business.

GENERAL

Franklin Resources, Inc. ("Franklin") is a holding company with subsidiaries operating under our Franklin Templeton® and/or subsidiary brand names. Franklin's common stock is traded on the New York Stock Exchange (the "NYSE") under the ticker symbol "BEN" and is included in the Standard & Poor's 500 Index. In this Annual Report, Franklin and its subsidiaries are collectively referred to as the "Company," and words such as "we," "us," "our" and similar terms refer to the Company. We have one operating segment, investment management and related services.

We offer our services and products under our various distinct brand names, including, but not limited to, Alcentra®, Benefit Street Partners®, Brandywine Global Investment Management®, Clarion Partners®, ClearBridge Investments®, Fiduciary Trust International™, Franklin®, Franklin Bissett®, Franklin Mutual Series®, K2®, Legg Mason®, Lexington Partners®, Martin Currie®, O'Shaughnessy® Asset Management, Royce® Investment Partners, Templeton® and Western Asset Management Company®. Unless otherwise indicated, our "funds" means the funds offered under our various brand names.

We are a global investment management organization with approximately $1.4 trillion in assets under management ("AUM") as of September 30, 2023. Our mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through our specialist investment managers, we offer specialization on a global scale bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. For over 75 years, we have been committed to providing clients with exceptional investment management services and have developed a globally diversified business, including through strategic acquisitions.

We provide our investment management and related services to retail, institutional and high-net-worth investors in jurisdictions worldwide. We deliver our investment capabilities through a variety of products and vehicles and multiple points of access, including directly to investors and through financial intermediaries. Our investment products include our sponsored funds, as well as institutional and high-net-worth separate accounts, retail separately managed account programs, sub-advised products, and other investment vehicles. Our funds include registered funds (including exchange-traded funds, or "ETFs") and unregistered funds. Related services include fund administration, sales and distribution, and shareholder servicing. We may perform services directly or through third parties. We also provide sub-advisory services to certain investment products sponsored by other companies that may be sold to investors under the brand names of those other companies or on a co-branded basis.

We offer our clients the combined experience of our investment professionals with expertise across asset classes and a sharp focus on managing risk. We are committed to delivering strong investment performance for our clients, and to offering a broad range of strategies and drawing on our diverse experiences and perspectives gained through our long history in the investment management business. We know that success demands smart and effective business innovation, solutions and technologies, and we remain focused on investment excellence, innovating to meet evolving client goals, and building strong partnerships by delivering superior client service. We continue to focus on the long-term investment performance of our investment products and on providing high quality service to our clients.

The global business and regulatory environments in which we operate remain complex, uncertain and subject to change. We are subject to various laws, rules and regulations globally that impose restrictions, limitations, registration, reporting and disclosure requirements on our business, and add complexity to our global compliance operations. Incorporated herein by reference is certain financial information about our segment and geographic areas contained in Note 18 – Segment and Geographic Information in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report.

Recent Developments

In May 2023, we entered into a definitive agreement to acquire Putnam Investments from Great-West Lifeco., Inc. ("Great-West"), a member of the Power Corporation group of companies. The Power Corporation group of companies including Great-West are leaders in the global insurance, retirement, asset management and wealth management sectors. The acquisition is subject to customary closing conditions and is expected to close in the first quarter of fiscal year 2024.

Company History

Since 1947, the Company and its predecessors have been engaged in the investment management and related services business. Franklin was incorporated in the State of Delaware in November 1969, and originated our mutual fund business with the initial Franklin family of funds, known for its fixed income funds and growth and value-oriented equity funds. Over the years, we have expanded and developed our business to meet evolving investor needs, in part, by acquiring companies engaged in investment management and related services. We have added, among others: (i) the Templeton global investment firm in 1992, (ii) the Franklin Mutual Series investment firm in 1996, (iii) the Franklin Bissett Canadian investment firm in 2000, (iv) the Fiduciary Trust International investment and trust services firm in 2001, (v) the Benefit Street Partners alternative credit management firm in 2019, (vi) the Athena Capital Advisors investment and wealth management firm in March 2020, (vii) The Pennsylvania Trust Company investment and trust services firm in May 2020, (viii) the Legg Mason global investment firm in July 2020, (ix) the O'Shaughnessy Asset Management quantitative asset management firm in December 2021, (x) the Lexington Partners global alternatives investment firm in April 2022, and (xi) the Alcentra alternative credit investment firm in November 2022.

OUR BUSINESS STRUCTURE

Through our subsidiaries, we are committed to helping investors navigate global markets, as well as continuing to evolve and build on our strengths to meet the needs of our clients. We generally derive our revenues and income from providing investment management and related services to our products and the products we sub-advise. Our investment management fees, which represent a majority of our revenues, depend to a large extent on the level and relative mix of our AUM and the types of services provided, which are subject to change.

Our business is conducted through our subsidiaries, including our specialist investment managers. Our specialist investment managers include subsidiaries registered with the United States ("U.S.") Securities and Exchange Commission (the "SEC") as investment advisers under the Investment Advisers Act of 1940 (the "Advisers Act"), as well as subsidiaries registered as investment adviser equivalents in jurisdictions including Australia, Brazil, Canada, China, Hong Kong, Ireland, India, Japan, Luxembourg, Malaysia, Mexico, Singapore, Switzerland, South Korea, Commonwealth of The Bahamas, the United Arab Emirates and the United Kingdom ("U.K.").

Our AUM by Asset Class and Product Type

We offer a broad product mix under our fixed income, equity, alternative, multi-asset and cash management asset classes. Our fixed income capabilities include government, municipals, corporate credit, bank loans, securitized, multi-sector, and other investments. Our equity capabilities include value, deep value, core value, blend, growth and growth at a reasonable price, convertibles, sector, Shariah, smart beta and thematic investments. Our alternative capabilities include private debt, hedge funds, private equity, real estate and infrastructure investments. Our multi-asset capabilities include income, real return, balanced/hybrid, total return, target data/risk, absolute return, tactical asset allocation and managed volatility investments.

We believe, despite market risks, that we have a competitive advantage as a result of the economic and geographic diversity of our products available to our clients. Our U.S. funds include U.S. mutual funds, closed-end funds, ETFs and other products. Our non-U.S. funds include a variety of cross-border funds principally domiciled in Luxembourg or Ireland, registered for sale to non-U.S. investors in certain other countries, and international locally domiciled funds and products for the particular local market. Our institutional separate account services are provided to various institutions for which we serve as an investment adviser. Our retail separately managed accounts, commonly known as managed accounts or wrap programs, are sponsored by various financial institutions. We also offer and serve as investment adviser to various other products.

Our fees for providing investment management services are generally based on a percentage of AUM in the accounts that we advise, the asset classes of the accounts, and the types of services that we provide.

AUM by asset class and product type was as follows:

(in billions) as of September 30, 2023	U.S. Funds	Non-U.S. Funds	Institutional Separate Accounts	Retail Separately Managed Accounts	Other	Total	Percentage of Total AUM
Fixed Income	$ 134.5	$ 34.0	$ 225.4	$ 31.9	$ 57.3	$ 483.1	35%
Equity	207.4	74.9	36.8	72.7	38.6	430.4	31%
Alternative	5.3	4.3	29.5	0.2	215.6	254.9	19%
Multi-Asset	86.4	9.3	4.8	8.0	36.5	145.0	11%
Cash Management	34.5	25.5	0.8	—	—	60.8	4%
Total	**$ 468.1**	**$ 148.0**	**$ 297.3**	**$ 112.8**	**$ 348.0**	**$ 1,374.2**	**100%**

See "Assets under Management" under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Annual Report for additional information about our AUM. Broadly speaking, other than AUM changes due to acquisitions, changes in our AUM depend primarily upon two factors: (i) the increase or decrease in the market value of the securities and instruments held in the portfolio of investments, and (ii) the level and direction of net flows. Changing market conditions and the evolving needs of our clients may cause asset volatility and a shift in our asset mix, potentially resulting in an increase or decrease in our revenues and income depending upon the nature of our AUM and the level of management fees we earn based on our AUM.

Our Investment Management Related Services and Products

Our specialist investment managers offer diverse perspectives and specialized expertise across asset classes and strategies. Across our business, our specialist investment managers generally focus on a portion of the asset management industry in terms of the types of assets managed and each may differ in the types of products and services offered, the investment styles utilized, and the types and geographic locations of its clients. Each typically markets its products and services under its own brand name, with certain distribution functions provided by our corporate distribution subsidiaries where applicable. We have in place revenue sharing arrangements with certain of our specialist investment managers.

Our specialist investment managers include: Benefit Street Partners, Brandywine Global, Clarion Partners, ClearBridge Investments, Fiduciary Trust International, Franklin Equity Group, Franklin Income Investors, Franklin Mutual Series, Franklin Templeton Emerging Markets Equity, Franklin Templeton Fixed Income, Franklin Templeton Global Private Equity, Franklin Templeton Investment Solutions, K2 Advisors, Lexington Partners, Martin Currie, O'Shaughnessy Asset Management, Royce Investment Partners, Templeton Global Equity Group, Templeton Global Macro and Western Asset Management.

Through our specialist investment managers, our investment products are offered globally to retail, institutional and high-net-worth clients, which may include, among others, individual investors, institutional investors, sovereign wealth funds, defined benefit and contribution plans, endowments and charitable foundations, healthcare systems and insurance companies. Our investment products include mutual funds, closed-end funds, private funds, institutional separate accounts, retail separately managed accounts, and other products. Our products and capabilities are designed to accommodate a variety of investment goals and preferences, from capital appreciation to capital preservation, as well as sustainable investing and other environmental, social and governance ("ESG") preferences.

We are committed to partnering closely with our clients to understand their challenges and aspirations, and drawing on our investment capabilities and resources to offer and/or design the right investment solutions for them. We distribute and market globally our different capabilities under our brand names through various subsidiaries and multiple points of access, including directly to investors and through financial intermediaries. We primarily engage new institutional business through our relationships with pension, defined contribution and management consultants, direct sales efforts and additional mandates from our existing client relationships, as well as from our responses to requests for proposals. We also market and distribute our products through various subsidiaries to institutional investors with separate accounts. Our services also include management of our ETF platforms.

Our specialist investment managers provide investment management services pursuant to agreements with each of our investment products and/or clients, including products for which we provide sub-advisory services. Investment management fees are generally determined as a percentage of AUM pursuant to such contractual arrangements. Our investment management services include services to accounts for which we have full investment discretion and to accounts for which we have no investment discretion. Our services include fundamental investment research and valuation analyses, including original economic, political, industry and company research, and analyses of suppliers, customers and competitors. Our management fees vary with the types of services that we provide, and fees may at times be waived or voluntarily reduced by the parties, among other things.

Our Funds

Our investment managers manage a fund's portfolio of securities in accordance with the fund's stated objectives. To support the funds' operations, our subsidiaries either provide or arrange for the investment and other management, shareholder servicing and administrative services required by the funds. We outsource various administration, technology, transfer agency and other services for our funds to third-party providers. An investor may purchase shares of a mutual fund directly from us or through a broker-dealer, financial adviser, bank or other similar financial intermediary that provides investment advice to the investor, or an investor may purchase shares of a closed-end fund or ETF on the stock exchange where the fund is traded. Financial intermediaries may earn fees and commissions and receive other compensation with respect to fund shares sold to investors.

The applicable board of directors or trustees of our funds and our management personnel periodically review the investment management fee structures for the funds in light of fund performance, the level and range of services provided, industry conditions and other relevant factors. For our U.S. mutual funds, most of our investment management agreements between our subsidiaries and funds must be renewed each year, and must be approved annually by a vote of each fund's board of directors or trustees as a whole and separately by a majority of the independent fund directors or trustees under the Investment Company Act of 1940 (the "Investment Company Act"), or by a vote of the holders of a majority of the fund's outstanding voting securities, and such agreements generally may be terminated by either party without penalty after prior written notice. Our non-U.S. mutual funds, private funds, institutional and high-net-worth separate accounts, and the products for which we provide sub-advisory services, are typically subject to various termination rights and/or renewal provisions, which often provide for termination upon relatively short notice with little or no penalty.

Retail Separately Managed Account Programs

Certain of our specialist investment managers provide asset management services to retail separately managed account programs sponsored by various financial institutions. These programs typically allow securities brokers or other financial intermediaries to offer their clients the opportunity to choose from a number of asset management services pursuing different investment strategies provided by one or more investment managers, and generally charge an all-inclusive fee that can cover asset management, asset allocation and custodial and administrative services.

Alternative Products and Strategies

Certain of our specialist investment managers manage alternative products and investment strategies which provide our clients with alternatives to traditional equity and fixed income products and services. Our alternative products include private credit funds and structured products, business development companies, hedge funds (funds of funds and custom advisory solutions), private equity funds, secondary funds, venture capital funds and real estate funds. These products employ various investment strategies and approaches, including loan origination, collateralized loan obligations, high-yield credit, hedge fund advisory, private equity and infrastructure transactions in emerging markets, global macro, consumer loans, direct real estate investments, and custom-tailored investment programs.

High-Net-Worth Investment Management, Trust and Custody Services

Through our Fiduciary Trust International related subsidiaries, we provide investment management and related services to, among others, high-net-worth individuals and families, family offices, foundations and institutional clients. Fiduciary Trust International offers investment management and advisory services across different investment styles and asset classes. The majority of these client assets are actively managed by individual portfolio managers, while a significant number of clients also seek multi-manager, multi-asset class solutions. We also may provide separately managed accounts, private funds, and trust, custody and related services, including administration, performance measurement, estate planning and tax planning.

Sales and Distribution

Our global distribution framework is organized into two groups. Our global advisory services group is responsible for sales, marketing and business development and maintains a regional distribution model, with regional teams responsible for driving initiatives in collaboration with global teams. Our global alliances and new business strategies group oversees our digital wealth management and distribution-related technology, joint ventures, product governance, seed capital allocations, fund board management, and direct-to-consumer initiatives. Our groups work together to meet the needs of our advisors, clients and investors. There are many sales channels across each region, which may include retail, institutional, private wealth, retirement, insurance, and other specialty sales. Our global footprint and breadth of investment capability provides the opportunity for us to work with global financial institutions to add value through and beyond investing, including by building business relationships and global economic partnerships.

In addition, certain of our specialist investment managers have their own sales and marketing teams that distribute their products and services, primarily to institutional investors, both directly and through consultants. Consultants play a large role in institutional investment management by helping clients select and retain investment managers. Institutional investment management clients and their consultants tend to be highly sophisticated and investment performance-driven.

Our sales and distribution capabilities and related efforts are critical components of our business and may be impacted by global distribution trends and changes within the financial services industry. In the U.S., our distribution subsidiaries generally serve as the principal underwriters and distributors of shares of most of our mutual funds. Outside the U.S., certain of our non-U.S. subsidiaries provide sales, distribution and marketing services to our non-U.S. mutual funds. Some of our non-U.S. mutual funds, particularly our Luxembourg and Irish domiciled funds, are distributed globally on a cross-border basis, while others are distributed exclusively in local markets.

We earn sales and distribution fees primarily by distributing our mutual funds pursuant to distribution agreements with the funds. Under our distribution agreements with our U.S. mutual funds, we offer and sell the fund shares on a continuous basis and pay certain costs associated with selling, marketing and distributing the fund shares, including the costs of developing and producing sales literature, shareholder reports and prospectuses. Our sales and distribution fees primarily consist of upfront sales commissions and ongoing distribution fees, which generally will change with the overall level of gross sales, the size of individual transactions, and the relative mix of sales between different asset classes and types of investors.

The majority of our U.S. mutual funds, with the exception of certain money market funds and certain other funds specifically designed for purchase through separately managed account programs, have adopted distribution plans under Rule 12b-1 (the "Rule 12b-1 Plans") promulgated under the Investment Company Act. The Rule 12b-1 Plans permit the funds to pay us for marketing, marketing support, advertising, printing and sales promotion services relating to the distribution of their shares, subject to the Rule 12b-1 Plans' limitations on amounts based on daily average AUM. Similar arrangements exist for the distribution of non-U.S. mutual funds. The Rule 12b-1 Plans are established for one-year terms and must be approved annually by a vote of each fund's board of directors or trustees as a whole and separately by a majority of the independent fund directors or trustees under the Investment Company Act, and such plans are subject to termination at any time by a majority vote of the independent fund directors or trustees or by the fund's shareholders.

We pay the sales and distribution fees earned as revenues to the financial advisers and other intermediaries that sell our funds on our behalf. The distribution agreements with our U.S. mutual funds generally provide for us to pay commission expenses for sales of fund shares to qualifying broker-dealers and other independent financial intermediaries. These financial intermediaries receive various sales commissions and other fees for services in matching investors with funds whose asset classes match such investors' goals and risk profiles. The intermediaries also may receive fees for their assistance in explaining the operations of the funds, and for reporting and various other distribution services. Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as the Financial Industry Regulatory Authority ("FINRA"), applicable to our business. We are heavily dependent upon these third-party distribution and sales channels and business relationships. There is increasing competition for access to these channels, which has caused our distribution costs to rise and could cause further increases in the future as competition continues and service expectations increase.

Similar arrangements exist with the distribution of our non-U.S. mutual funds where, generally, our subsidiary that distributes the funds receives maintenance fees from the funds and pays certain fees to financial advisers, banks and other intermediaries.

Shareholder Servicing

We perform our shareholder servicing services directly or through third parties. Substantially all shareholder servicing fees are earned from our funds for providing transfer agency services, which include providing shareholder statements, transaction processing, client service and tax reporting. Fees for U.S. funds are based on the level of AUM and applicable transactions in shareholder accounts, while outside of the U.S., the fees are based on the level of AUM and/or the number of shareholder accounts. We outsource various transfer agency and other services for our funds to third-party providers who serve as a sub-agent or delegate, depending on the jurisdiction.

COMPETITION

The financial services industry is a highly competitive global industry. Competition is based on various factors, including, among others, business reputation, investment performance, product mix and offerings, service quality and innovation, distribution relationships, and fees charged. We face strong competition from numerous investment management companies, securities brokerage and investment banking firms, insurance companies, banks and other financial institutions, which offer a wide range of financial and investment management services and products to the same retail, institutional and high-net-worth investors and accounts that we are seeking to attract. We offer a broad product mix that meets a variety of investment goals and needs for different investors, and we may periodically introduce new products to provide investors with additional investment options.

We primarily derive our fund sales through third-party broker-dealers, banks, investment advisers and other financial intermediaries. Because we rely on third-party distribution and sales channels to sell our products, we do not control the ultimate investment recommendations given by them to clients. Such financial intermediaries may recommend competing products.

Due to our international presence and varied product mix, it is difficult to assess our market position relative to other investment managers on a worldwide basis, but we believe that we are one of the more widely diversified investment managers based in the U.S. We believe that our fixed income, equity, alternative and multi-asset asset mix, coupled with our global presence, will serve our competitive needs well over the long term. We continue to focus on the long-term performance of our investment products, service to clients and extensive marketing activities through our strong broker-dealer and other financial institution distribution network as well as with high-net-worth and institutional clients.

The establishment of new investment management firms and continuous development of investment products

increases the competition that we face. Many of our competitors have long-standing and established relationships with broker-dealers, investment advisers and their clients, and some have affiliated brokerage businesses. Others have focused on, offer and market specific product lines that provide strong competition to certain of our asset classes. In addition, consolidation in the financial services industry has created stronger competitors, some with greater financial resources and broader distribution channels than our own.

REGULATION

General

We are subject to extensive regulation. Virtually all aspects of our business are subject to various U.S. federal and state, and/or international regulation and supervision. Our regulators have broad authority with respect to the regulation of investment management and other financial services, including among other things, the authority to grant or cancel required licenses or registrations, impose net capital and other financial or operational requirements on us, and other enforcement powers described below. The regulations to which we are subject continue to change and evolve over time. Consequently, there is uncertainty associated with the regulatory environments in which we operate. The rules and regulations applicable to investment management organizations are very detailed and technical. Accordingly, the discussion below is general in nature and does not purport to be complete.

With our global operations, certain of our subsidiaries are registered with or licensed by various U.S. and/or non-U.S. regulators, and our funds are subject to various U.S. and/or non-U.S. laws. In particular, we are subject to various securities, compliance, corporate governance, disclosure, privacy, anti-bribery and anti-corruption, anti-money laundering, anti-terrorist financing, and economic, trade and sanctions laws and regulations, both domestically and internationally, as well as to various cross-border rules and regulations, such as the anti-bribery and anti-corruption rules under the Foreign Corrupt Practices Act of 1977 ("FCPA") and the data protection rules under the General Data Protection Regulation ("GDPR") of the European Union ("EU"). We are subject to sanctions programs administered by the Office of Foreign Assets Control of the U.S. Department of Treasury ("USDT"), as well as sanctions programs adopted and administered by non-U.S. jurisdictions where our services and products are offered. Our subsidiaries with custody of client assets or accounts are also subject to the applicable laws and regulations of U.S. states and other non-U.S. jurisdictions regarding the reporting and escheatment of unclaimed or abandoned property. We also must comply with complex and changing tax regimes in the jurisdictions where we operate our business.

Failure to comply with applicable U.S. and non-U.S. laws, regulations, rules, codes, notices, directives, guidelines, orders, circulars and/or conditions in the various jurisdictions where we operate could result in a wide range of disciplinary actions against us, our subsidiaries and/or our business. Breaches of applicable laws and rules could result in regulatory enforcement, civil liability, criminal liability and/or the imposition of a range of sanctions or orders against us, including, as applicable, monetary damages, injunctions, disgorgements, fines, penalties, cease and desist orders, censures, reprimands, and the revocation, cancellation, suspension or restriction of licenses, registration status or approvals held by us or our business in a jurisdiction or market. In addition, a public regulatory issue can have a negative impact on our reputation, and as a result have indirect impacts on our business or growth.

See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Annual Report, for financial information about our business.

U.S. Regulation

U.S. Regulatory Framework. As a U.S. reporting company, we are subject to U.S. federal securities laws, state securities and corporate laws, state escheatment laws and regulations, and the rules and regulations of certain U.S. regulatory and self-regulatory organizations, such as the SEC and the NYSE. In particular, we are subject to various securities, compliance, corporate governance and disclosure rules adopted by the SEC. We are also subject to various other U.S. federal and state laws, including those affecting corporate governance and disclosure, such as the Securities Act of 1933, the Securities Exchange Act of 1934 ("Exchange Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001. As a NYSE-listed company, we are also subject to NYSE listing and disclosure requirements.

As a global investment management organization, certain of our subsidiaries are also subject to the rules and regulations of various U.S. regulatory and self-regulatory organizations, including the SEC, FINRA, the U.S. Commodity Futures Trading Commission ("CFTC"), the National Futures Association, the U.S. Department of Justice ("DOJ"), the U.S. Department of Labor, and the USDT. Our non-U.S. operations also may be subject to regulation by U.S. regulators, including the SEC, the CFTC and the DOJ (for example with respect to the FCPA).

Certain of our subsidiaries are registered with the SEC under the Advisers Act and/or the CFTC, and many of our funds are registered with the SEC under the Investment Company Act. These registrations, licenses and authorizations impose numerous obligations, as well as detailed operational requirements, on such subsidiaries and funds. The Advisers Act imposes numerous obligations on our registered investment adviser subsidiaries, including record keeping, operating and marketing requirements, disclosure obligations and prohibitions against fraudulent activities. The Investment Company Act imposes similar obligations on the registered investment companies advised by our subsidiaries.

U.S. Regulatory Reforms. Over the years, the U.S. federal corporate governance and securities laws have been augmented substantially and made significantly more complex by various legislation. As we continue to address our legal and regulatory requirements or focus on meeting new or expanded requirements, we may need to expend a substantial amount of additional time, costs and resources. Regulatory reforms may continue to add further complexity to our business and operations and could require us to alter our investment management services and related activities, which could be costly, impede our growth and adversely impact our AUM, revenues and income. Such reforms could significantly increase our reporting, disclosure and compliance obligations. Certain key regulatory reforms in the U.S. that impact or relate to our business, and may cause, or continue to cause, us to incur additional obligations, include:

Executive Compensation Clawback Rules. In October 2023, we adopted an executive compensation clawback policy in order to comply with new Section 10D and Rule 10D-1 of the Exchange Act, and the listing standards of the NYSE, providing for the repayment or forfeiture of certain excess compensation following an applicable accounting restatement from persons who served as an executive officer of Franklin at any time during the performance period for such incentive-based compensation and who received such compensation during the three fiscal years preceding the date on which Franklin is required to prepare an accounting restatement. A copy of the policy is filed as an exhibit to this Annual Report.

Issuer Share Repurchase Plan Disclosure. In May 2023, the SEC adopted final rules requiring additional disclosure of issuer share repurchases, requiring expanded quarterly reporting in tabular format of detailed information regarding share repurchases made by or on behalf of an issuer during the quarter as well as narrative disclosure regarding issuer share repurchase programs and policies. The rules also require new quarterly disclosure of whether a U.S. issuer has adopted or terminated a Rule 10b5-1 trading plan during the quarter, similar to the required disclosure of the adoption and termination of such plans by an issuer's directors and officers. We will become subject to the new quarterly issuer disclosure requirements in our quarterly report for the fiscal quarter ending December 31, 2023.

Cybersecurity Disclosure. In July 2023, the SEC adopted amendments to its rules to require disclosure regarding cybersecurity risk management, strategy, governance and incident reporting by public companies. The SEC's adopted amendments require public companies to (i) disclose, on a current basis, any cybersecurity incident it deems to be material within four business days on a Form 8-K; (ii) describe, on a periodic basis, the company's processes, if any, for the assessment, identification and management of material risks from cybersecurity threats, as well as whether any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect their business strategy, results of operations or financial condition; and (iii) describe, on a periodic basis, the board's oversight of risks from cybersecurity threats and management's role in assessing and managing those risks. The amendments will require ongoing evaluation and analysis of possible changes in our applicable processes and procedures, including regarding cyber incident response plans and procedures, disclosure analysis framework, risk management processes, and board oversight structure. The current disclosure reporting requirements become effective in December 2023, and we will become subject to the annual disclosure requirements in our annual report for the fiscal year ending September 30, 2024.

Sustainable Investing and ESG, and Climate-Related Disclosure. Sustainable investing and ESG continue to be the focus of increased regulatory scrutiny across jurisdictions. In the U.S., the SEC has proposed climate disclosure rules to require public issuers to include enhanced disclosure regarding corporate climate-related information in their periodic reports and registration statements. Such information would include climate-related risks that are reasonably likely to have a material impact on an issuer's business or results of operations, as well as certain climate-related financial statement metrics. In addition, we expect state laws and regulations regarding these topics to continue to evolve and impose new and additional requirements. For example, in October 2023, California enacted a new climate accountability package pursuant to its new Climate Corporate Data Accountability Act that will require annual disclosure of certain greenhouse gas emissions and new Climate-Related Financial Risk Act that will require biennial disclosure of certain climate-related financial risks and mitigation measures, each beginning in 2026, subject to applicable implementing regulations and rulemaking that may impact final scope and compliance timing. Also, the SEC has increased its focus on disclosure and compliance related to ESG strategies of investment advisers and funds. Globally, the International Sustainability Standards Board and applicable sustainability disclosure standards impact how national regulators and governance bodies approach these and related topics.

Privacy and Data Protection. There continues to be an increased regulatory and enforcement focus with respect to the protection of individuals' privacy and personal data around the world, and the ongoing need to secure and ensure only appropriate collection and use of sensitive customer, personnel, and others' personal data. A majority of the jurisdictions where we operate are covered, or we expect will be covered, by stringent privacy and data protection laws and regulations. As the regulatory focus on privacy continues to intensify and laws and regulations concerning the management of personal data continue to expand, risks related to the handling of privacy obligations and personal data collection across our business will increase. For example, in addition to international data protection and privacy laws and regulations like the EU's GDPR, we are, and expect to continue to be, subject to and affected by existing, new and evolving country, federal and state laws, regulations and guidance around the world impacting consumer and personnel privacy, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and various other U.S. state consumer privacy laws that provide for enhanced consumer protections for their residents and impose requirements for the handling, disclosure and deletion of personal information of their residents.

Systemically Important Financial Institutions. The mandate of the Financial Stability Oversight Council ("FSOC") is to identify and respond to threats to U.S. financial stability. Similarly, the U.S. and other members of the G-20 group of nations have empowered the Financial Stability Board ("FSB") to identify and respond, in a coordinated manner, to threats to global financial stability. The FSOC may designate certain non-bank financial companies as systemically important financial institutions ("SIFIs"), which are subject to supervision and regulation by the Board of Governors of the Federal Reserve System. The FSB may designate certain non-bank financial companies as global systemically important financial institutions ("G-SIFIs"). To the extent that we or any of our funds are designated as a SIFI or G-SIFI, such designations would add additional supervision, review, monitoring and/or regulation resulting in increased scrutiny and oversight that could impact our business.

Derivatives and Other Financial Products. Regulators continue to review practices and regulations relating to the use of futures, swaps and other derivatives, which could result in further restrictions and limitations on the use of such products. In October 2020, the SEC adopted new rules governing the use of derivatives by certain registered investment companies, including certain mutual funds, designed to address investor protection concerns, which became effective in August 2022. Key aspects of the new framework include, among other things, value at risk limits on a fund entering into derivatives transactions, required risk management program, and further fund board oversight, reporting and compliance requirements. The EU and other countries have adopted and implemented, or are in the process of adopting or implementing, similar and additional requirements. There is the risk that full mutual recognition may not be achieved between the various regulators, which may cause us to incur duplicate regulation and transaction costs.

Private Fund Adviser Reforms. In May 2023, the SEC adopted amendments to Form PF, which is the confidential reporting form that investment advisers to private funds file to provide confidential information to the SEC and the FSOC. The amendments were adopted largely as proposed and will require (i) current and quarterly reporting by large hedge fund advisers regarding certain events that may indicate stress at a fund or signal broader systemic risk; and (ii) enhanced reporting by large private equity advisers to allow the FSOC to monitor systemic risk. The amendments also will require large private equity fund advisers to report information on general partner and limited partner clawbacks on an annual basis as well as additional information on their strategies and borrowings as a part of their annual filing. The current and quarterly event reporting requirements become effective in November 2023 and the remaining amendments become effective in May 2024. In August 2023, the SEC also adopted new rules and amendments that will require advisers to private funds to (i) obtain an annual audit for each private fund; (ii) provide investors with quarterly statements regarding private fund performance, fees and expenses; and (iii) obtain a fairness or valuation opinion in connection with an adviser-led secondary transaction. Compliance with certain aspects of the rules is required effective in September 2024 and with the remaining elements effective in March 2025.

Money Market Fund Reforms. The regulatory structure governing U.S. money market funds was previously reformed to address perceived systemic risks of money market funds relating to fund stability and investor risks, including allowing certain funds to impose liquidity fees and redemption gates under certain circumstances. In July 2023, the SEC adopted additional rule and form amendments concerning money market funds registered under the Investment Company Act. The amendments are intended to address problems experienced by certain money market funds in connection with the economic shock at the onset of the COVID-19 pandemic. The new and amended rules will phase in through October 2024 and will, among other changes, impose increased minimum liquidity requirements, impose mandatory liquidity fees on institutional prime and institutional tax-exempt funds under certain circumstances, eliminate redemption gates, and permit share cancellation measures during periods of negative interest rates. In addition, the Form PF was further amended to require additional information regarding the private liquidity funds that an investment manager advises.

Fund Names Rule Reforms. In September 2023, the SEC adopted amendments to the fund "Names Rule" impacting regulated investment funds. The Names Rule generally requires a fund to invest at least 80% of the value of its assets in the particular type of investments or industry suggested by the fund's name. The amendments expand the applicability of the Names Rule and impacted funds may need to modify their names or alter their investment strategies to comply with the amendments, potentially impacting their portfolios. Funds with names that suggest a focus on investments that have particular characteristics, such as "growth," "value" or thematic terms such as "ESG," would be required to adopt a policy to invest at least 80% of the fund's assets in those investments and would be subject to enhanced disclosure and reporting requirements. The SEC did not clearly define these terms and instead is allowing fund managers the flexibility to create their own reasonable definitions. Compliance with the rules is required effective in December 2025.

U.S. and Global Tax Compliance. Our business may be directly or indirectly affected by tax legislation and regulation, or the modification of existing tax laws, by applicable tax and other governmental authorities. The Organization for Economic Co-operation and Development, an intergovernmental organization, has focused on addressing the tax challenges of the digitalization of the economy, which may further impact multinational businesses by allocating a greater share of taxing rights to countries where consumers are located regardless of the current physical presence of a business, and by implementing a global minimum tax. We will continue to monitor developments regarding such matters and any significant impacts on our effective tax rate.

Non-U.S. Regulation

Our operations outside the U.S. are subject to the laws and regulations of various non-U.S. jurisdictions and non-U.S. regulatory agencies and bodies. Our international operations are subject to regulatory systems in various jurisdictions, comparable to those covering our operations in the U.S.

Europe. In Luxembourg, the Commission de Surveillance du Secteur Financier ("CSSF") regulates our substantial activities in Luxembourg, including our subsidiary Franklin Templeton International Services S.à r.l. ("FTIS Lux"). FTIS Lux is licensed as a management company for both the Undertakings for Collective Investment in Transferable Securities Directive ("UCITS") and alternative investment funds ("AIFs") and, as such, it manages our Luxembourg-domiciled UCITS and our EU-domiciled AIFs. FTIS Lux's license also covers certain investment services, such as discretionary portfolio management, investment advice and reception and transmission of orders in relation to financial instruments. The CSSF's rules include capital resource, governance and risk management requirements, business conduct rules, remuneration rules and oversight of systems and controls.

Our international funds include two broad ranges of cross-border UCITS that are domiciled in Luxembourg and Ireland, as applicable, and thereby subject to regulation by the CSSF and the Central Bank of Ireland. Both UCITS are also registered for public sale in many countries around the world, both in the EU and beyond, and thus are also subject to the laws of, and certain supervision by, the governmental authorities of those countries.

In the U.K., the Financial Conduct Authority (the "FCA") and the Prudential Regulation Authority (the "PRA") currently regulate certain of our subsidiaries. Authorization by the FCA and the PRA is required to conduct any financial services-related business in the U.K. pursuant to the Financial Services and Markets Act 2000. The FCA's and PRA's rules under that act govern a firm's capital resources requirements, senior management arrangements, business conduct, interaction with clients, and systems and controls.

In addition, the EU Markets in Financial Instruments Directive, as revised and expanded in 2018 ("MiFID II"), regulates the provision of investment services and conduct of investment activities throughout the European Economic Area ("EEA"). As revised, MiFID II sets out detailed requirements governing the organization and business conduct of investment firms and regulated markets, and includes pre- and post-trade transparency requirements for equity markets and extensive transaction reporting requirements. It also includes an expansion of the types of instruments subject to these requirements, such as bonds, structured products and derivatives, and changes to business conduct requirements, including selling practices, intermediary inducements and client categorization. MiFID II also includes a ban on commission and other payments ("inducements") to independent advisers and discretionary managers, which has changed the commercial relationships between fund providers and distributors. Arrangements with non-independent advisers have also been affected, as narrower rules around the requirement that any commission reflect an enhancement of the service to customers come into effect, along with a prescriptive list of permissible non-monetary benefits. The interpretation of the inducements rules has also resulted in major changes to how fund managers finance investment research with many firms, including ours.

The European Market Infrastructure Regulation sets out rules in relation to the central clearing of specified derivatives. Mutual recognition of central counterparties has been achieved between the EU regulatory authorities and other important jurisdictions including the U.S. In addition, there are rules relating to margin requirements for uncleared over-the-counter derivatives. Future regulatory policy reviews will decide whether these rules are extended to other types of derivative instruments, which could increase operational costs for our business and transactional costs for our clients.

The EU's Alternative Investment Fund Managers Directive ("AIFMD") regulates managers of, and service providers to, AIFs that are domiciled and offered in the EU and that are not authorized as retail funds under UCITS. The AIFMD also regulates the marketing within the EU of all AIFs, including those domiciled outside the EU. The introduction of a third-country passport to non-EU AIFs/AIF managers has been delayed until further positive advice is delivered to the European Commission regarding a sufficient number of non-EU countries to better evaluate the impact, including with respect to the withdrawal of the U.K. from the EU. Compliance with the AIFMD's requirements may restrict AIF marketing and imposes compliance obligations in the form of remuneration policies, capital requirements, reporting requirements, leverage oversight, valuation, stakes in EU companies, the domicile, duties and liability of custodians and liquidity management.

The EU regulation on packaged retail investment and insurance products ("PRIIPs") imposed new pre-contractual disclosure requirements under the form of a Key Information Document ("KID") for the benefit of retail investors when they are considering the purchase of packaged retail investment products or insurance-based products.

The EU's Sustainable Finance Disclosure Regulation ("SFDR") imposes mandatory ESG disclosure obligations on asset managers and other financial markets participants. SFDR requires all covered firms to disclose how financial products integrate sustainability risks in the investment process, including whether they consider adverse sustainability impacts, and, for those products promoting sustainable objectives, the provision of sustainability-related information. Related amendments to applicable legislation require that all covered investment managers must consider in their investment process any ESG risks which are likely to have a material impact on the value of the investment, and require investment advisers to inquire as to the investor's desire for ESG-focused products in their portfolio when assessing suitability. The availability of such sustainability disclosure may impact the investment decisions of European investors.

The EU's proposal for a Corporate Sustainability Due Diligence Directive ("CSDD") would impose due diligence obligations requiring companies to identify, and to prevent or at least mitigate, adverse impacts on human rights and the environment, including by their subsidiaries and supply chain partners. Obligations would be enforced through administrative sanctions and civil liability, with a defense of having exercised reasonable due diligence. The CSDD proposal remains subject to ongoing review and negotiation in the EU.

Australia. In Australia, our subsidiaries are subject to various Australian federal and state laws and are regulated by the Australian Securities and Investments Commission ("ASIC"). ASIC regulates companies, financial markets and financial services in Australia. ASIC imposes certain conditions on licensed financial services organizations that apply to our subsidiaries, including requirements relating to capital resources, operational capability and controls.

Canada. In Canada, our subsidiaries are subject to provincial and territorial laws and are registered with and regulated by provincial and territorial securities regulatory authorities. The mandate of Canadian securities regulatory authorities is generally to protect investors; to foster fair, efficient and competitive capital markets; to foster capital formation; and to contribute to the stability of the financial system and the reduction of systemic risk. Securities regulatory authorities impose certain requirements on registrants, including a standard of conduct, capital and insurance, record keeping, regulatory financial reporting, conflict of interest management, compliance systems and security holder reporting. In addition, one of our Canadian subsidiaries is a federally licensed trust company subject to regulation and supervision by the Office of the Superintendent of Financial Institutions and another subsidiary is a member of and regulated by the Canadian Investment Regulatory Organization. These regulatory bodies have similar requirements to those of the securities regulatory authorities with a view to ensuring the capital adequacy and sound business practices of the subsidiaries and the appropriate treatment of their clients.

Cayman Islands. In the Cayman Islands, the Cayman Islands Monetary Authority ("CIMA") is responsible for the regulation and supervision of financial services, the monitoring of compliance with anti-money laundering regulations, and the issuance of statements of principle and guidance. In February 2020, the Cayman Islands enacted the Private Funds Law 2020 (the "Private Funds Law"), which requires private funds that engage in business in or from the Cayman Islands to register with CIMA, unless an exemption applies. The Private Funds Law applies to any Cayman Islands closed-end fund. Open-end funds such as hedge funds continue to be regulated by the Mutual Funds Law in the Cayman Islands. The registration requirements applicable to our private funds domiciled in the Cayman Islands have posed, and may continue to pose, additional compliance costs and burdens on our business.

Hong Kong. In Hong Kong, our applicable subsidiaries are subject to the Securities and Futures Ordinance ("SFO") and its subsidiary legislation, which governs the securities and futures markets and regulates, among others, offers of investments to the public and provides for the licensing of dealing in securities and asset management activities and intermediaries. This legislation is administered by the Securities and Futures Commission ("SFC"). The SFC is also empowered under the SFO to establish standards for compliance as well as codes and guidelines. Our subsidiaries and employees conducting any of the regulated activities specified in the SFO are required to be licensed with the SFC, and are subject to the rules, codes and guidelines issued by the SFC from time to time.

India. The Securities and Exchange Board of India, Reserve Bank of India, the Ministry of Corporate Affairs and the Department of Industrial Policy and Promotion are the major regulatory authorities that are capable of issuing directions of a binding nature to our subsidiaries in India.

Japan. In Japan, our subsidiaries are subject to the Financial Instruments and Exchange Act and the Act on Investment Trusts and Investment Corporations. These laws are administered and enforced by the Japanese Financial Services Agency, which establishes standards for compliance, including capital adequacy and financial soundness requirements, customer protection requirements, and business conduct rules.

Singapore. In Singapore, our subsidiaries are subject to, among others, the Securities and Futures Act ("SFA"), the Financial Advisers Act ("FAA") and the subsidiary legislation promulgated pursuant to these Acts, which are administered by the Monetary Authority of Singapore ("MAS"). Our asset management subsidiaries and their employees conducting regulated activities specified in the SFA and/or the FAA are required to be licensed with the MAS.

Other Non-U.S. Jurisdictions. There are similar legal and regulatory arrangements in effect in many other non-U.S. jurisdictions where our subsidiaries, branches and representative offices, as well as certain joint ventures or companies in which we own minority stakes, are authorized to conduct business. We are also subject to regulation and supervision by, among others, the Securities Commission of The Bahamas, the Central Bank of Brazil and the Comissão de Valores Mobiliários in Brazil, the China Securities Regulatory Commission in the People's Republic of China, the Financial Services Commission and the Financial Supervisory Service in South Korea, the Securities Commission in Malaysia, the Comision Nacional Bancaria y de Valores in Mexico, the Polish Securities and Exchange Commission, the Romanian Financial Services Authority, the Swiss Federal Banking Commission, the Financial Supervisory Commission in the Republic of China, the Dubai Financial Services Authority in the United Arab Emirates, and the State Securities Commission of Vietnam.

INTELLECTUAL PROPERTY

We have used, registered, and/or applied to register certain trademarks, service marks and trade names to distinguish our sponsored products and services from those of our competitors in the U.S. and in other countries and jurisdictions, including, but not limited to, Alcentra®, Benefit Street Partners®, Brandywine Global Investment Management®, Clarion Partners®, ClearBridge Investments®, Fiduciary Trust International™, Franklin®, Franklin Bissett®, Franklin Mutual Series®, K2®, Legg Mason®, Lexington Partners®, Martin Currie®, O'Shaughnessy® Asset Management, Royce® Investment Partners, Templeton® and Western Asset Management Company®. Our trademarks, service marks and trade names are important to us and, accordingly, we enforce our trademark, service mark and trade name rights. The Franklin Templeton® brand has been, and continues to be, extremely well received both in our industry and with our clients, reflecting the fact that our brand, like our business, is based in part on trust and confidence. If our brand is harmed, our future business prospects may be adversely affected.

HUMAN CAPITAL RESOURCES

As of September 30, 2023, we employed approximately 9,200 employees and operated offices in over 30 countries. We depend upon our key personnel to manage our business, including our portfolio managers, investment analysts, sales and management personnel and other professionals as well as our executive officers and business unit heads. Competition for experienced personnel is significant and from time to time we may experience a loss of valuable personnel. The retention of our key investment personnel is material to the management of our business.

At an enterprise level, we use employee surveys to understand sentiment and engagement in the organization. At a team level, our performance management system supports ongoing, active discussion about goals and objectives. We also host live forums for leaders to engage directly with employees to help reinforce our culture of open feedback. Our employees have access to a valuable set of equitable and competitive total rewards, which consists of a mix of monetary and non-monetary rewards designed to recognize their time, talents and results.

Recognizing the importance of diversity, equity, and inclusion ("DEI") is a priority in our organization. We believe that our ability to attract, develop and retain a diverse and highly-skilled workforce is important to our long-term success. We have developed DEI strategies and initiatives anchored in our core values. To support our DEI efforts, we have allocated dedicated resources for DEI, established a global governance structure, and have established research-based DEI policies and procedures.

We believe that our commitment to creating and maintaining a diverse workforce, including backgrounds and perspectives, makes us a better place to work and a more resilient business. We value an inclusive culture that leverages the expertise and perspectives of our diverse workforce as an important factor in our ability to deliver innovative and relevant client solutions in a dynamic marketplace.

AVAILABLE INFORMATION

The SEC maintains a website that contains current and periodic reports, proxy and information statements, and other information regarding issuers, including Franklin, that file electronically with the SEC, at www.sec.gov. Additional information about Franklin's filings can also be obtained through our website at www.franklinresources.com under "Investor Relations." We make available free of charge on our website Franklin's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Franklin periodically provides other information for investors on its website, such as press releases, presentations and other information about financial performance. The information on our website is not incorporated by reference into, and is not a part of, this Annual Report.

Item 1A.   Risk Factors.

MARKET AND VOLATILITY RISKS

Volatility and disruption of our business and financial markets and adverse changes in the global economy may significantly affect our results of operations and put pressure on our financial results.

We derive substantially all of our operating revenues and income from providing investment management and related services to investors in jurisdictions worldwide through our investment products, which include our funds, as well as institutional and high-net-worth separate accounts, retail separately managed account programs, sub-advised products, and other investment vehicles. Related services include fund administration, sales and distribution, and shareholder servicing. We may perform services directly or through third parties. The asset management industry continues to experience disruption and challenges, including increased fee pressure, regulatory changes, an increasing and changing role of technology in asset management services, the continuous introduction of new products and services, and the consolidation of financial services firms through mergers and acquisitions. Further, financial markets have currently and in the past experienced and may continue, from time to time, to experience volatility and disruption worldwide. For example, the closures in March 2023 of Silicon Valley Bank and Signature Bank in the U.S. and the acquisition in June 2023 of Credit Suisse Group AG resulted in market disruption and volatility. Declines in global economic markets have periodically resulted, and may continue to result, in significant decreases in our AUM, revenues and income, and future declines may further negatively impact our financial results. Such declines have had, and may in the future have, a material adverse impact on our business. We may need to modify our business, strategies or operations and we may be subject to additional constraints or costs in order to compete in a changing global economy and business environment.

Individual financial, equity, debt and commodity markets may be adversely affected by financial, economic, political, electoral, diplomatic or other instabilities that are particular to the country or region in which a market is located, including without limitation local acts of terrorism, economic crises, political protests, war, insurrection or other business, social or political crises. For example, the Russian invasion of Ukraine and the threat that Russia's military aggression may continue to expand have significantly impacted the global economy and financial markets, which has had, and may continue to have, an adverse effect on our investment performance and flows in certain products. In addition, the recent war in Israel and the threat of ongoing international conflict have created further global instability. Global economic conditions, exacerbated by war, terrorism, social, civil or political unrest, natural disasters, public health crises, such as epidemics or pandemics, or financial crises, changes in the equity, debt or commodity marketplaces, changes in currency exchange rates, interest rates, inflation rates, the yield curve, defaults by trading counterparties, bond defaults, revaluation and bond market liquidity risks, geopolitical risks, the imposition of economic sanctions and other factors that are difficult to predict, affect the mix, market values and levels of our AUM. Changing market conditions could also cause an impairment to the value of our goodwill and other intangible assets.

The amount and mix of our AUM are subject to significant fluctuations, and a shift in our asset mix toward lower-fee products may negatively impact our revenues and income.

Fluctuations in the amount and mix of our AUM may be attributable in part to market conditions outside of our control that have had, and in the future could have, a negative impact on our revenues and income. The level of our revenues depends largely on the level and relative mix of AUM. Our investment management fee revenues are based primarily on a percentage of AUM and vary with the nature and strategies of our products. Any decrease in the value or amount of our AUM because of market volatility or other factors, such as asset outflows or a decline in the price of stocks, in particular market segments or in the securities market generally, negatively impacts our revenues and income. Changing market conditions and investor preferences may cause a shift in our asset mix toward certain lower fee products, such as fixed income products and ETFs, and away from higher fee equity and alternative products, which may cause a related decline in our revenues and income. In addition, increases in interest rates, particularly if rapid, as well as uncertainty in the future direction of interest rates, may have a negative impact on our fixed income products and decrease the total return on bond investments due to lower market valuations of existing bonds. Moreover, we generally derive higher investment management and distribution fees from our international products than from our U.S. products, and higher sales fees from our U.S. products than from our international products. Changing market conditions may cause a shift in our asset mix between international and U.S. products, potentially resulting in a decline in our revenues and income depending upon the nature of our AUM and the level of fees we earn on that AUM.

Our funds may be subject to liquidity risks or an unanticipated large number of redemptions and fund closures.

Due to market volatility or other events or conditions described above, our funds may need to sell securities or instruments that they hold, possibly at a loss, or draw on any available lines of credit, to obtain cash to maintain sufficient liquidity or settle these redemptions, or settle in-kind with securities held in the applicable fund. While we have no legal or contractual obligation to do so, we have in the past provided, and may in the future at our discretion provide, financial support to our funds to enable them to maintain sufficient liquidity in any such event. Changes in investor preferences regarding our more popular products have in the past caused, and could in the future cause, sizable redemptions and lower the value of our AUM, which would result in lower revenue and operating results. Increased market volatility and changes in investor preferences also increase the risk of fund closures. Any decrease in the level of our AUM resulting from market declines, credit or interest rate volatility or uncertainty, increased redemptions or other factors could negatively impact our revenues and income.

INVESTMENT PERFORMANCE AND REPUTATIONAL RISKS

Poor investment performance of our products could reduce the level of our AUM or affect our sales, and negatively impact our revenues and income.

Our investment performance, along with achieving and maintaining superior distribution and client service, is critical to the success of our business. Strong investment performance often stimulates sales of our products. Poor investment performance, as currently experienced by certain of our products, as compared to third-party benchmarks or competitive products, has led, and could in the future lead, to a decrease in sales of our products and stimulate redemptions from existing products, generally lowering the overall level of AUM and reducing the management fees we earn. We can provide no assurance that past or present investment performance in our products will be indicative of future performance. If we fail, or appear to fail, to successfully and promptly address the underlying causes of poor investment performance, our future business prospects would likely be negatively affected.

Harm to our reputation may negatively impact our revenues and income.

Our reputation is critical to the success of our business. We believe that our brand names have been, and continue to be, well received both in our industry and with our clients, reflecting the fact that our brands, like our business, are based in part on trust and confidence. If our brands or reputation are harmed, existing clients may reduce amounts held in, or withdraw entirely from, our products, or our clients and products may terminate their management agreements with us, which could reduce the amount of our AUM and cause us to suffer a corresponding loss in our revenues and income. In addition, reputational harm may prevent us from attracting new clients or developing new business. Moreover, ESG topics and activities have been the subject of increased focus by certain investors and regulators in the asset management industry, and any inability to meet applicable requirements or expectations may adversely impact our reputation and business.

GLOBAL OPERATIONAL RISKS

Our business and operations are subject to adverse effects from the outbreak and spread of contagious diseases such as COVID-19.

The outbreak and spread of contagious diseases such as COVID-19 have had, and may in the future have, adverse effects on our business, financial condition and results of operations. The COVID-19 pandemic resulted in a widespread global public health crisis. Such infectious illness outbreaks or other adverse public health developments in countries where we operate, as well as local, state and/or national government restrictive measures implemented to control such outbreaks, could adversely affect the economies of many nations or the entire global economy, the financial condition of individual issuers or companies and capital markets, in ways that cannot necessarily be foreseen, and such impacts could be significant and long term. Such extraordinary events and their aftermaths can cause investor fear and panic, which can further adversely affect the operations and performance of companies, sectors, nations, regions and financial markets in general and in ways that cannot necessarily be foreseen. It is not possible to predict the full extent to which a pandemic may evolve and/or adversely impact our business, liquidity, capital resources, financial results and operations.

We may review and pursue strategic transactions that could pose risks to our business and global operations.

As part of our global business strategy, we regularly consider, and have discussions with respect to, potential strategic transactions, including acquisitions, dispositions, consolidations, joint ventures or similar transactions, some of which may be deemed material. There can be no assurance that we will find suitable candidates for strategic transactions at acceptable prices, have sufficient capital resources to accomplish our strategy, or be successful in entering into agreements for desired transactions. In addition, such transactions typically involve a number of risks and present financial, managerial and operational challenges. Acquisitions and related transactions pose the risk that any business we acquire may result in the loss of clients, customers or personnel or could underperform relative to expectations. We also may not realize the anticipated benefits of an acquisition, including with respect to revenue, tax benefits, financial benefits or returns, and expense and other synergies. We could also experience financial or other setbacks if transactions encounter unanticipated problems, including problems related to execution or integration. Entries into material transactions typically are announced publicly even though they may remain subject to numerous closing conditions, contingencies and approvals, and there is no assurance that any announced transaction will actually be consummated. Future transactions also may further increase our leverage or, if we issue equity securities to pay for acquisitions, dilute the holdings of our existing stockholders.

In addition, from time to time, we enter into joint ventures or take minority stakes in companies in which we typically do not have control. These investments may involve risks, including the risk that the controlling stakeholder or joint venture partner may have business interests, strategies or goals that are inconsistent with ours. The business decisions or other actions or omissions of the controlling stakeholder, joint venture partner or the entity itself may result in liability to us or harm to our reputation, or adversely affect the value of our investment in the entity.

Our business operations are complex and a failure to perform operational tasks properly or comply with applicable regulatory requirements could have an adverse effect on our revenues and income.

Through our subsidiaries, we provide investment management and related services to investors globally. Further, we outsource various administration, technology, transfer agency and other services for our funds to third-party providers who may serve as a sub-agent or delegate. In order to be competitive and comply with our agreements, we must properly perform our fund and portfolio administration and related responsibilities, including portfolio recordkeeping and accounting, security pricing, corporate actions, investment restrictions compliance, daily net asset value computations, account reconciliations, and required distributions to fund shareholders. Many of our operations are complex and dependent on our ability, and the ability of our third-party providers, to process and monitor a large number of transactions effectively, which may occur across numerous markets and currencies at high volumes and frequencies. Although we expend considerable resources on internal controls, supervision, technology and training in an effort to ensure that such transactions do not violate applicable guidelines, rules and regulations or adversely affect our clients, counterparties or us, our operations are ultimately dependent on our personnel, as well as others involved in our business, such as third-party vendors, providers and other intermediaries, and subject to potential human errors. Our personnel and others involved in our business may, from time to time, make mistakes that are not always immediately detected, which may disrupt our operations, cause losses, lead to regulatory fines or sanctions, litigation, or otherwise damage our reputation. In addition, any misrepresentation of our services and products in advertising materials, public relations information, social media or other external communications could also adversely affect our reputation and business prospects. Our investment management fees, which represent a majority of our revenues, are dependent on fees earned under investment management agreements that we have with our products and clients. Our revenues could be adversely affected if such agreements representing a significant portion of our AUM are terminated. Further, certain of our subsidiaries may act as general partner for various investment partnerships, which may subject them to liability for the partnerships' liabilities. If we fail to perform and monitor our operations properly, our business could suffer and our revenues and income could be adversely affected.

Failure to establish adequate controls and risk management policies, or the circumvention of controls and policies, could have an adverse effect on our global operations, reputation and financial position.

Although we have adopted risk management, operational and financial controls and compliance policies, procedures and programs that are subject to regular review and update, we cannot ensure that these measures will enable us effectively to identify and manage internal and external risks including those related to fraudulent activity and dishonesty. We are subject to the risk that our personnel, contractors, vendors and other third parties may deliberately or recklessly circumvent or violate our controls to commit fraud against our business, products and/or client accounts, pay or solicit bribes, or otherwise act in ways inconsistent with our controls, policies, workplace culture and business principles. Continued

attempts to circumvent our policies and controls or repeated incidents involving violation of controls and policies, fraud or conflicts of interests could negatively impact our business and reputation and result in adverse publicity, regulatory investigations and actions, legal proceedings and losses and adversely affect our operations, reputation, AUM and financial results.

We face risks, and corresponding potential costs and expenses, associated with conducting operations and growing our business in numerous countries.

We sell our products and offer our strategies and investment management and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. As we do so, we will continue to face challenges to the adequacy of our resources, procedures and controls to operate our business consistently and effectively. In order to remain competitive, we must be proactive and prepared to implement necessary resources when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. Local regulatory environments may vary widely in terms of scope, adequacy and sophistication. Similarly, local distributors, and their policies and practices as well as financial viability, may vary widely and they may be inconsistent or less developed or mature than other more internationally focused distributors. Growth of our international operations has involved and may continue to involve near-term increases in expenses, as well as additional capital costs, such as information systems and technology costs, and costs related to compliance with particular regulatory or other local requirements or needs. Local requirements or needs also may place additional demands on sales and compliance personnel and resources, such as meeting local language requirements, while also integrating personnel into an organization with a single operating language. Finding, hiring and retaining additional, well-qualified personnel and crafting and adopting policies, procedures and controls to address local or regional requirements remain challenges as we expand our operations internationally.

Moreover, regulators in non-U.S. jurisdictions could also change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or authorize products or maintain their authorizations in their respective markets. Any of these local requirements, activities or needs could increase the costs and expenses we incur in a specific jurisdiction without any corresponding increase in revenues and income from operating in the jurisdiction. Certain laws and regulations both inside and outside the U.S. have extraterritorial application. This may lead to duplicative or conflicting legal or regulatory burdens and additional costs and risks.

Our focus on international markets as a source of investments and sales of our products subjects us to increased exchange rate and market-specific political, economic or other risks that may adversely impact our revenues and income generated overseas.

While we maintain a significant portion of our operations in the U.S., we also provide services and earn revenues in Asia-Pacific; Europe, Middle East and Africa; Latin America; and Canada. As a result, we are subject to foreign currency exchange risk through our non-U.S. operations. Fluctuations in the exchange rates to the U.S. dollar have affected, and may in the future affect, our financial results from one period to the next. While we have taken steps to reduce our exposure to foreign exchange risk, for example, by denominating a significant amount of our transactions in U.S. dollars, our situation may change in the future. Appreciation of the U.S. dollar could in the future moderate revenues from managing our products internationally, or could affect relative investment performance of certain of our products invested in non-U.S. securities. In addition, we have risk associated with the foreign exchange revaluation of U.S. dollar balances held by certain non-U.S. subsidiaries for which the local currency is the functional currency. Separately, management fees that we earn tend to be higher in connection with non-U.S. AUM than with U.S. AUM. Consequently, downturns in international markets have in the past had, and could in the future have, a significant effect on our revenues and income. Moreover, our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from financial, economic, political and diplomatic developments, currency fluctuations, social instability, changes in governmental policies, nationalization, asset confiscation and changes in legislation related to non-U.S. ownership. International trading markets, particularly in some emerging market countries, are often smaller, less liquid, less regulated and significantly more volatile than those in the U.S. Any ongoing and future business, economic, political or social unrest affecting these markets, in addition to any direct consequences such unrest may have on our personnel and facilities located in the affected area, also may have a lasting impact on the long-term investment climate in these and other areas and, as a result, our AUM and the corresponding revenues and income that we generate from them may be negatively affected.

We may not effectively manage risks associated with the replacement of benchmark indices.

The replacement of widely used benchmark indices such as the London Interbank Offered Rate ("LIBOR") with alternative benchmark rates may impose a number of risks on our business, our clients and the financial services industry more widely. These include financial risks arising from changes in the valuation of financial instruments linked to benchmark indices, pricing and operational risks, and legal implementation and revised documentation. LIBOR was replaced by the Secured Overnight Financing Rate and other alternatives in June 2023. We may from time to time face operational challenges implementing successor benchmarks.

COMPETITION AND DISTRIBUTION RISKS

Failure to properly address the increased transformative pressures affecting the asset management industry could negatively impact our business.

The asset management industry is facing transformative pressures and trends from a variety of different sources including increased fee pressure; a continued shift away from actively managed core equities and fixed income strategies towards alternative, passive and smart beta strategies; increased demands from clients and distributors for client engagement and services; a trend towards institutions developing fewer relationships and partners and reducing the number of investment managers they work with; increased regulatory activity and scrutiny of many aspects of the asset management industry, including ESG practices and related matters, transparency/unbundling of fees, inducements, conflicts of interest, capital, liquidity, solvency, leverage, operational risk management, controls and compensation; addressing the key emerging markets in the world, such as China and India, which often have populations with different needs, preferences and horizons than the more developed U.S. and European markets; advances in technology and digital wealth and distribution tools and increasing client interest in interacting digitally with their investment portfolios; and growing crypto asset markets that remain subject to substantial volatility and significant regulatory uncertainty. As a result of the trends and pressures discussed above, the asset management industry is facing an increased level of disruption. If we are unable to adapt our strategy and business to address adequately these trends and pressures, we may be unable to meet client needs satisfactorily, our competitive position may weaken, and our business results and operations may be adversely affected.

Strong competition from numerous and sometimes larger companies with competing offerings and products could limit or reduce sales of our products, potentially resulting in a decline in our market share, revenues and income.

We compete with numerous investment management companies, securities brokerage and investment banking firms, insurance companies, banks and other financial institutions. Our products also compete with products offered by these competitors, as well as with real estate investment trusts, hedge funds and other products. The periodic establishment of new investment management companies and other competitors increases the competition that we face. At the same time, consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Competition is based on various factors, including, among others, business reputation, investment performance, product mix and offerings, ESG strategies and considerations, service quality and innovation, distribution relationships, and fees charged. Further, although we may offer certain types of ETFs, to the extent that there is a trend among existing or potential clients in favor of lower-fee index and other ETFs, it may favor our competitors who may offer such products that are more established or on a larger scale than we do. Additionally, competing securities broker-dealers and banks, upon which we rely to distribute and sell certain of our funds and other products, also may sell their own proprietary funds and products, which could limit the distribution of our products. To the extent that existing or potential clients, including securities broker-dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and income could decline. Our ability to attract and retain AUM is also dependent on the relative investment performance of our products, offering a mix of products and strategies that meets investor demands, and our ability to maintain our investment management fees and pricing structure at competitive levels.

Increasing competition and other changes in the third-party distribution and sales channels on which we depend could reduce our revenues and income and hinder our growth.

We primarily derive our fund sales through third-party broker-dealers, banks, investment advisers and other financial intermediaries. Because we rely on third-party distribution and sales channels to sell our products, we do not control the ultimate investment recommendations given by them to clients. Such financial intermediaries may recommend competing products. Increasing competition for these distribution and sales channels, and regulatory changes and initiatives, have caused our distribution costs to rise and could cause further cost increases in the future, or could otherwise negatively impact the distribution of our products. Consolidations in the broker-dealer or banking industries also could adversely impact our revenues and income. A failure to maintain our third-party distribution and sales channels, or a failure to maintain strong business relationships with our distributors and other intermediaries, may impair our distribution and sales operations. Any inability to access and successfully sell our products to clients through such third-party channels could have a negative effect on our level of AUM and adversely impact our business.

Moreover, we can provide no assurance that we will continue to have access to the third-party financial intermediaries that currently distribute our products, or that we will continue to have the opportunity to offer all or some of our existing products through them. If several of the major financial advisers that distribute our products were to cease operations or limit or otherwise end the distribution of our products, it could have a significant adverse impact on our revenues and income.

Further, the standards of conduct and disclosure and reporting requirements, with respect to fees, products, services and possible conflicts of interest, applicable to broker-dealers and other financial intermediaries in the U.S., remain subject to change and enhancement pursuant to business and regulatory developments and requirements, including with respect to investor suitability obligations, enhanced investor protections for retail customers, and increased compliance requirements.

In addition, Canada, the U.K., the Netherlands and the EU, through MiFID II, have adopted regimes that ban, or may limit, the payment of commissions and other inducements to intermediaries in relation to certain sales to retail customers in those jurisdictions, and similar regimes are under consideration in several other jurisdictions. Depending on their exact terms, such regimes may result in existing flows of business moving to less profitable channels or even to competitors providing substitutable products outside the regime. Arrangements with non-independent advisers will also be affected as narrower rules related to the requirement that commissions reflect an enhancement of the service to customers come into effect, along with a prescriptive list of permissible non-monetary benefits. The interpretation of the inducements rules has also resulted in major changes to how fund managers, including us, finance investment research with many firms.

THIRD-PARTY RISKS

Any failure of our third-party providers to fulfill their obligations, or our failure to maintain good relationships with our providers, could adversely impact our business.

We currently, and may in the future, depend on a number of third-party providers to support various operational, administrative, technology, transfer agency, market data, distribution, and other business needs of our company. Further, we outsource various administration, technology, transfer agency and other services for our funds to third-party providers. In addition, we may, from time to time, transfer vendor contracts and services from one provider to another. If our third-party providers fail to deliver required services on a timely basis, or if we experience other negative service quality or relationship issues with our providers, we may be exposed to significant costs and/or operational difficulties, and our ability to conduct and grow our business may be impaired. Such administrative and functional changes are costly and complex, and may expose us to heightened operational risks. Any failure to mitigate such risks could result in reputational harm to us, as well as financial losses to us and our clients. The failure of any key provider or vendor to fulfill its obligations to us could result in outcomes inconsistent with our or our clients' objectives and requirements, result in legal liability and regulatory issues for us, and otherwise adversely impact us.

We may be adversely affected if any of our third-party providers is subject to a successful cyber or security attack.

Due to our interconnectivity with and dependency upon third-party vendors, advisors, central agents, exchanges, clearing organizations and other financial institutions, we may be adversely affected if any of them is subject to a successful cyber attack or other privacy or information security event. Most of the software applications that we use in our business are licensed from, and supported, upgraded and maintained by, third-party vendors. Our third-party applications include enterprise cloud storage and cloud computing application services provided and maintained by third-party vendors. Any breach, suspension or termination of certain of these licenses or the related support, upgrades and maintenance could cause temporary system delays or interruption that could adversely impact our business. Our third-party applications and third-party services may include confidential and proprietary data, including personal employee and/or client data.

TECHNOLOGY AND SECURITY RISKS

Our ability to manage and grow our business successfully can be impeded by systems and other technological limitations.

Our continued success in effectively managing and growing our business depends on our ability to integrate our varied accounting, financial, information, and operational systems on a global basis. Moreover, adapting or developing the existing technology systems we use to meet our internal needs, as well as client needs, industry demands and new regulatory requirements, is also critical for our business. The introduction of new technologies presents new challenges to us. On an ongoing basis, we need to upgrade and improve our technology, including our data processing, financial, accounting, shareholder servicing and trading systems. Further, we also must be proactive and prepared to implement new technology when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. These needs could present operational issues or require significant capital spending, and may require us to reevaluate the current value and/or expected useful lives of the technology we use, which could negatively impact our results of operations. In addition, technology is subject to rapid advancements and changes and our competitors may, from time to time, implement newer technologies or more advanced platforms for their services and products, including digital advisers, digital wealth and distribution tools, crypto asset tools and other advanced electronic systems, which could adversely affect our business if we are unable to remain competitive.

Any significant limitation, failure or security breach of our information and cyber security infrastructure, software applications, technology or other systems that are critical to our operations could disrupt our business and harm our operations and reputation.

We are highly dependent upon the use of various proprietary and third-party information and security technology, software applications, external third-party services and other technology systems, and remote equipment and connectivity infrastructure, to access critical business systems necessary to operate our business. We are also dependent on the continuity and effectiveness of our information and cyber security infrastructure, management oversight and reporting framework, policies, procedures and capabilities to protect our computer and telecommunications systems and the data that reside on or are transmitted through them and contracted third-party systems. We use technology on a daily basis in our business to, among other things, support our business continuity and operations, process and transmit confidential communications, store and maintain data, obtain securities pricing information, process client transactions, and provide reports and other services to our clients. Any disruptions, inaccuracies, delays, theft, systems failures, data security or privacy breaches, cyber attacks or cyber-related fraud, or other security breaches in these and other processes could subject us to significant client dissatisfaction and losses and damage our reputation. We and our third-party service providers have been, and we expect to continue to be, the subject of these types of risks, breaches and/or attacks, as well as attempts to co-opt our brand. Although we take protective measures, including measures to secure and protect information through system security technology and our internal security procedures, we can provide no assurance that any of these measures will prove effective or comply with evolving information security standards. The technology systems we use remain vulnerable to denial of service attacks, unauthorized access, computer viruses, potential human errors and other events and circumstances that may have a security impact, such as an external or internal hacker attack by one or more cyber criminals (including through the use of phishing attacks, malware, ransomware and other methods and activities maliciously designed to obtain and exploit confidential information and to cause system and service disruption and other damage) or our personnel or vendors inadvertently or recklessly causing us to release confidential information, which could materially harm our operations and reputation.

Potential system disruptions, failures or breaches of the technology we use or the security infrastructure we rely upon, including the third-party applications and third-party services we use, could result in: (i) material financial loss or costs, (ii) delays in clients' ability to access account information or in our ability to process transactions, (iii) the unauthorized disclosure or modification of sensitive or confidential client and business information, (iv) loss of valuable information, (v) breach of client and vendor contracts, (vi) liability for stolen assets, information or identity, (vii) remediation costs to repair damage caused by the failure or breach, (viii) additional security and organizational costs to mitigate against future incidents, (ix) reputational harm, (x) loss of confidence in our business and products, (xi) liability for failure to review and disclose applicable incidents or provide relevant updated disclosure properly and timely, (xii) regulatory investigations or actions, and/or (xiii) legal claims, litigation, and liability costs, any one or more of which may be material. Moreover, loss or unauthorized disclosure or transfer of confidential and proprietary data or confidential customer identification information could further harm our reputation and subject us to liability under laws that protect confidential data and personal information, resulting in increased costs or a decline in our revenues or common stock price. Further, although we take precautions to password protect and encrypt our laptops and sensitive information on our mobile electronic devices, if such devices are stolen, misplaced or left unattended, they may become vulnerable to hacking or other

unauthorized use, creating a possible security risk, which may require us to incur additional administrative costs and/or take remedial actions. In addition, failure to manage and operate properly the data centers and third-party cloud storage and computing application services we use could have an adverse impact on our business. Although we have in place certain disaster recovery plans, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third-party failures.

Our inability to recover successfully, should we experience a disaster or other business continuity problem, could cause material financial loss, regulatory actions, legal liability, and/or reputational harm.

Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, tsunami, terrorist attack, public health crisis, pandemic or other natural or man-made disaster, our continued success will depend, in part, on the safety and availability of our personnel, our office facilities and infrastructure, and the proper functioning of our technology, computer, telecommunication and other systems and operations that are critical to our business. While our operational size, the diversity of locations from which we operate, and our various back-up systems provide us with an advantage, should we experience a local or regional disaster or other business continuity event, we could still experience operational challenges, in particular depending upon how such a local or regional event may affect our personnel across our operations or with regard to particular aspects of our operations, such as key executives or personnel in our technology groups. Moreover, as we grow our operations in new geographic regions, the potential for particular types of natural or man-made disasters, political, economic or infrastructure instabilities, information, technology or security limitations or breaches, or other country- or region-specific business continuity risks increases. Past disaster recovery efforts have demonstrated that even seemingly localized events may require broader disaster recovery efforts throughout our operations and, consequently, we regularly assess and take steps to improve upon our existing business continuity plans. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to recover successfully following a disaster or other business continuity problem, could adversely impact our business and operations.

HUMAN CAPITAL RISKS

We depend on key personnel and our financial performance could be negatively affected by the loss of their services.

The success of our business will continue to depend upon our key personnel, including our portfolio managers, investment analysts, sales and management personnel and other professionals as well as our executive officers and business unit heads. Competition for qualified, motivated, and highly-skilled executives, professionals and other key personnel in the investment management industry remains significant. Our success depends to a substantial degree upon our ability to find, attract, retain and motivate qualified individuals, including through competitive compensation packages, and upon the continued contributions of these people. Global and/or local laws and regulations could impose restrictions on compensation paid by financial institutions, which could restrict our ability to compete effectively for qualified professionals. As our business develops, we may need to increase the number of individuals that we employ. Moreover, in order to retain certain key personnel, we may be required to increase compensation to such individuals and increase our key management succession planning, resulting in additional expense without a corresponding increase in potential revenues. There is no assurance that we will be successful in finding, attracting and retaining qualified individuals, and the departure of key investment personnel, in particular, could cause us to lose clients, which could have a material adverse effect on our financial condition, results of operations and business prospects. In addition, due to the global nature of our business, our key personnel may, from time to time, have reasons to travel to regions susceptible to higher risk of civil unrest, organized crime or terrorism, and we may be unable to ensure the safety of our personnel traveling to such regions.

CASH MANAGEMENT RISKS

Our ability to meet cash needs depends upon certain factors, including the market value of our assets, our operating cash flows and our perceived creditworthiness.

If we are unable to obtain cash, financing or access to the capital markets in a timely manner, we may be forced to incur unanticipated costs or revise our business plans, and our business could be adversely impacted. Further, our access to the capital markets depends significantly on our credit ratings. A reduction in our long- or short-term credit ratings could increase our borrowing costs and limit our access to the capital markets. Volatility in the global financing markets also may impact our ability to access the capital markets should we seek to do so, and may have an adverse effect on investors' willingness to purchase our securities, interest rates, credit spreads and/or the valuation levels of equity markets.

We are dependent on the earnings of our subsidiaries.

Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to fund operations are dependent upon the earnings of our subsidiaries and the distribution of earnings, loans or other payments by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to fund our payment obligations, whether by dividends, distributions, loans or other payments. Any payments to us by our subsidiaries could be subject to statutory or contractual restrictions and are contingent upon our subsidiaries' earnings and business considerations. Certain of our subsidiaries are subject to regulatory restrictions that may limit their ability to transfer assets to their parent companies. Our financial condition could be adversely affected if certain of our subsidiaries are unable to distribute assets to us.

LEGAL AND REGULATORY RISKS

For a more extensive discussion of certain laws, regulations (including certain pending regulatory reforms) and regulators to which we are subject, as well as certain defined terms referenced below, see "Item 1 – Business – Regulation" in Part I of this Annual Report.

We are subject to extensive, complex, overlapping and frequently changing rules, regulations, policies, and legal interpretations.

There is uncertainty associated with the regulatory and compliance environments in which we operate. Our business is subject to extensive and complex, overlapping and/or conflicting, and frequently changing and increasing rules, regulations, policies and legal interpretations, around the world. Political and electoral changes, developments and conflicts have in the past introduced, and may in the future introduce, additional uncertainty. Our regulatory and compliance obligations impose significant operational and cost burdens on us and cover a broad range of requirements related to financial reporting and other disclosure matters, securities and other financial instruments, investment and advisory matters, accounting, tax, compensation, ethics, intellectual property, privacy and data protection, sanctions programs, and escheatment requirements. We may be adversely affected by a failure to comply with applicable laws, regulations and changes in the countries in which we operate.

We may be adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation of existing laws and regulations, in the U.S. and other jurisdictions.

The laws and regulations applicable to our business generally involve restrictions and requirements in connection with a variety of technical, specialized, and expanding matters and concerns. Over the years, the U.S. federal corporate governance and securities laws, and laws in other jurisdictions, have been augmented substantially and made significantly more complex by various legislation. As we continue to address our legal and regulatory requirements or focus on meeting new or expanded requirements, we may need to continue to expend a substantial amount of additional time, costs and resources. Regulatory reforms may add further complexity to our business and operations and could require us to alter our investment management services and related activities, which could be costly, impede our growth and adversely impact our AUM, revenues and income. Regulatory reforms also may impact our clients, which could cause them to change their investment strategies or allocations in a manner adverse to our business. Certain key regulatory reforms and proposals in the U.S. and other jurisdictions that may impact or relate to our business, and may cause us to incur additional obligations, include regulatory matters related to executive compensation clawback rules, issuer share repurchase plan disclosure, cybersecurity disclosure, sustainable investing and ESG, climate-related disclosure, privacy and data protection, SIFIs, derivatives and other financial products, fund-related reforms, tax compliance, and other asset management disclosure and compliance requirements. The impacts of these and other regulatory reforms on us, now and in the future, could be significant. We expect that the regulatory requirements and developments applicable to us will cause us to continue to incur additional compliance and administrative burdens and costs. Any inability to meet applicable requirements within the required timeframes may subject us to sanctions or other restrictions by governments and/or regulators that could adversely impact our broader business objectives.

Global regulatory and legislative actions and reforms have made compliance in the regulatory environment in which we operate more costly and future actions and reforms could adversely impact our financial condition and results of operations.

As in the U.S., regulatory and legislative actions outside the U.S. have been augmented substantially and made more complex by measures such as the EU's AIFMD and MiFID II. Further, ongoing changes in the EU's regulatory framework applicable to our business, including any new changes in the composition of the EU's member states, may add further

complexity to our global risks and operations. Moreover, the adoption of new laws, regulations or standards and changes in the interpretation or enforcement of existing laws, regulations or standards have directly affected, and will continue to affect, our business. With new laws and changes in interpretation of existing requirements, the associated time we must dedicate to and related costs we must incur in meeting the regulatory complexities of our business have increased. We may be required to continue to invest significant additional management time and resources to address new and changing regulations and laws. Outlays associated with meeting regulatory complexities have also increased as we expand our business into new jurisdictions.

The EU's GDPR strengthened and unified data protection rules for individuals within the EU and addresses export of personal data outside the EU. The failure to comply properly with GDPR rules on a timely basis and to maintain ongoing compliance with such rules may subject us to enforcement proceedings and significant fines and costs. For example, a failure to comply with GDPR could result in fines up to 4% of our annual global revenues.

Compliance activities to address these and other new legal requirements have required, and will continue to require, us to expend additional time and resources, and, consequently, we are incurring increased costs of doing business, which potentially negatively impacts our profitability and future financial results. Finally, any further regulatory and legislative actions and reforms affecting the investment management industry, including compliance initiatives, may negatively impact revenues by increasing our costs of accessing or operating in financial markets or by making certain investment offerings less favorable to our clients.

Failure to comply with the laws, rules or regulations in any of the jurisdictions in which we operate could result in substantial harm to our reputation and results of operations.

As with all investment management companies, our activities are highly regulated in almost all countries in which we conduct business. Failure to comply with the applicable laws, rules, regulations, codes, directives, notices or guidelines in any of our jurisdictions could result in regulatory enforcement, civil liability, criminal liability and/or the imposition of a range of sanctions or orders against us, including, as applicable, monetary damages, injunctions, disgorgements, fines, penalties, cease and desist orders, censures, reprimands, and the revocation, cancellation, suspension or restriction of licenses, registration status or approvals held by us or our business in a jurisdiction or market, any of which could adversely affect our reputation and operations. Moreover, any potential accounting or reporting errors, whether financial or otherwise, if material, could damage our reputation and adversely affect our business. While management has focused attention and resources on our compliance policies, procedures and practices, the regulatory environments of the jurisdictions where we conduct our business, or where our products are organized or sold, are complex, uncertain and subject to change. Local regulatory environments may vary widely and place additional demands on our sales, investment, legal and compliance personnel. In recent years, the regulatory environments in which we operate have seen significant increased and evolving regulations, which have imposed and may continue to impose additional compliance and operational requirements and costs on us in the applicable jurisdictions. Regulators could also change their policies or laws in a manner that might restrict or otherwise impede our ability to offer our services and products in their respective markets, or we may be unable to keep up with, or adapt to, the ever changing, complex regulatory requirements in such jurisdictions or markets, which could further negatively impact our business.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition, revenues and income.

We are subject to complex tax regimes, changing tax laws, income taxes, non-income-based taxes, and ongoing tax audits, in the various jurisdictions in which we operate. Tax authorities may disagree with certain positions we have taken and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits and the actual outcomes could have a material impact on our financial condition. Changes in tax laws or rulings, including corporate tax rate increases, capital gains rate increases for fund investors and other tax rate increases impacting our clients and their willingness to invest in our products, may at times materially impact our revenues and income.

Regulatory and governmental examinations and/or investigations, litigation and the legal risks associated with our business, could adversely impact our AUM, increase costs and negatively impact our profitability and/or our future financial results.

We operate in a highly regulated industry and routinely receive and respond to regulatory and governmental requests for documents or other information, subpoenas, examinations and, in some instances, investigations in connection with our business activities. Further, regulatory or governmental examinations or investigations that have been inactive could become active. In addition, we are named as a party in litigation in the ordinary course of business. Even if claims made against us are without merit, they can result in reputational harm and responding to such matters typically is an expensive process. Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time. Regulatory enforcement and civil litigation matters can result in the imposition of a range of sanctions or orders against us, including, as applicable, monetary damages, injunctions, disgorgements, fines, penalties, cease and desist orders, censures, reprimands, and the revocation, cancellations, suspension or restriction of licenses, registration status or approvals held by us or our business. In addition, we may be obligated, and under our certificate of incorporation, bylaws and form of director indemnification agreement are obligated under certain conditions, or may choose, to indemnify directors, officers or personnel against liabilities and expenses they may incur in connection with such matters to the extent permitted under applicable law. Eventual financial exposures from and expenses incurred relating to any examinations, investigations, enforcement actions, litigation, and/or settlements could adversely impact our AUM, increase costs, and negatively impact our reputation, profitability, and revenue any of which could have a material negative impact on our financial results. For a discussion of certain legal proceedings and regulatory matters in which we are involved, see the "Legal Proceedings" section in Note 15 - Commitments and Contingencies in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report.

Our contractual obligations may subject us to indemnification costs and liability to third parties.

In the ordinary course of business, we enter into contracts with third parties, including, without limitation, clients, vendors, and other service providers, that contain a variety of representations and warranties and that provide for indemnifications by us in certain circumstances. Pursuant to such contractual arrangements, we may be subject to indemnification costs and liability to third parties if, for example, we breach any material obligations under the agreements or agreed standards of care, or in the event such third parties have certain legal claims asserted against them. The terms of these indemnities vary from contract to contract, and future indemnification claims against us could negatively impact our financial condition.

Failure to protect our intellectual property may negatively impact our business.

Although we take steps to safeguard and protect our intellectual property, including but not limited to our trademarks, patents, copyrights and trade secrets, there can be no assurance that we will be able to effectively protect our rights. If our intellectual property rights were violated, we could be subject to economic and reputational harm that could negatively impact our business and competitiveness in the marketplace. Conversely, while we take efforts to avoid infringement of the intellectual property of third parties, if we are deemed to infringe on a third party's intellectual property rights it could expose us to litigation risks, license fees, liability and reputational harm.

Item 1B.   Unresolved Staff Comments.

None.

Item 2.   Properties.

We conduct our worldwide operations using a combination of owned and leased facilities. While we believe our facilities are suitable and adequate to conduct our business at present, we will continue to acquire, lease and dispose of facilities throughout the world as necessary.

We own our San Mateo, California corporate headquarters and various other office buildings in the U.S. and internationally. We lease excess owned space to third parties under leases with terms through 2033. Our owned properties consist of the following:

Location	Owned Square Footage	Owned Square Footage Leased to Third Parties
San Mateo, California	743,793	477,757
St. Petersburg, Florida	560,948	385,217
Rancho Cordova, California	445,023	47,676
Hyderabad, India	379,052	23,088
Poznan, Poland	284,436	50,549
Ft. Lauderdale, Florida	102,246	20,264
Edinburgh, Scotland	87,016	26,210
Other	95,883	9,724
Total	2,698,397	1,040,485

We lease office space in 16 states in the U.S. and Washington, D.C., and internationally, including Australia, Brazil, Canada, the People's Republic of China (including Hong Kong), Germany, India, Japan, Luxembourg, Mexico, Singapore, South Korea, United Arab Emirates and the U.K. As of September 30, 2023, we leased and occupied approximately 1,931,000 square feet of office space worldwide, and subleased to third parties approximately 399,000 square feet of excess leased space.

Item 3.   Legal Proceedings.

Incorporated herein by reference is information regarding certain legal proceedings and regulatory matters in which we are involved as set forth under "Legal Proceedings" contained in Note 15 – Commitments and Contingencies in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report.

Item 4.   Mine Safety Disclosures.

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following description of our executive officers is included as an unnumbered item in this Part I of this Annual Report in lieu of being included in our definitive proxy statement for our annual meeting of stockholders. Set forth below are the name, age, present title, and certain other information for each of our executive officers as of the filing date of this Annual Report. Generally, each executive officer is appointed by our board of directors and holds his or her office until the earlier of his or her death, resignation, retirement, disqualification or removal.

Jennifer M. Johnson
Age 59

President of Franklin since December 2016, and Chief Executive Officer and director of Franklin since February 2020; formerly, Chief Operating Officer of Franklin from February 2017 to February 2020, Co-President of Franklin from October 2015 to December 2016, Executive Vice President and Chief Operating Officer of Franklin from March 2010 to September 2015, Executive Vice President – Operations and Technology of Franklin from December 2005 to March 2010, and Senior Vice President and Chief Information Officer of Franklin from May 2003 to December 2005; officer and/or director of certain subsidiaries of Franklin; officer, director and/or trustee of certain funds registered as investment companies managed or advised by subsidiaries of Franklin. Director of Thermo Fisher Scientific Inc. since July 2023.

Gregory E. Johnson
Age 62

Executive Chairman of Franklin since February 2020, Chairman of the Board of Franklin since June 2013 and director of Franklin since January 2007; Chairman of the San Francisco Giants, a professional baseball organization, since November 2019; formerly, Chief Executive Officer of Franklin from July 2005 to February 2020, Co-Chief Executive Officer of Franklin from January 2004 to July 2005, and President of Franklin from December 1999 to September 2015; officer and/or director of certain subsidiaries of Franklin; officer, director and/or trustee of certain funds registered as investment companies managed or advised by subsidiaries of Franklin.

Rupert H. Johnson, Jr.
Age 83

Vice Chairman of Franklin since December 1999 and director of Franklin since 1971; officer and/or director of certain subsidiaries of Franklin; officer, director and/or trustee of certain funds registered as investment companies managed or advised by subsidiaries of Franklin.

Thomas C. Merchant
Age 55

Executive Vice President and General Counsel of Franklin since May 2022 and Corporate Secretary since July 2021, and oversaw global regulatory compliance of Franklin as Deputy General Counsel from August 2020 to May 2022; officer and/or director of certain subsidiaries of Franklin. Formerly, General Counsel and Executive Vice President of Legg Mason, Inc. from 2013 and Secretary from 2008, until its acquisition by Franklin Templeton in July 2020; joined Legg Mason as Associate General Counsel in 1998, serving as Corporate General Counsel and Deputy General Counsel. Formerly, served as a Corporate Associate at Shearman & Sterling, a law firm, in New York from 1993 to 1998.

Terrence J. Murphy
Age 56

Executive Vice President and Head of Public Markets of Franklin since February 2023 and executive officer of Franklin since October 2022; Chairman since 2014 and Chief Executive Officer and President since 2012 of ClearBridge Investments, LLC, a subsidiary of Franklin; officer and/or director of certain other subsidiaries of Franklin. Formerly, Chief Operating Officer and Chief Financial Officer of ClearBridge from 2006 to 2011, Chief Financial Officer of Citigroup Asset Management (a financial services firm) from 2005 to 2006 and Director of Planning from 2000 to 2005; and business Controller for various product lines at Citigroup's Corporate and Investment Bank from 1997 to 2000.

Matthew Nicholls
Age 51

Executive Vice President and Chief Financial Officer of Franklin since May 2019 and Chief Operating Officer since April 2022; officer and/or director of certain subsidiaries of Franklin. Formerly, with Citigroup, Inc. (a financial services firm) from 1995 to May 2019, as Managing Director, Global Head of Financial Institutions, Corporate Banking, and Global Head of Asset Management, Corporate and Investment Banking, from 2017 to May 2019, as Managing Director, Co-Head, Financial Institutions Corporate and Investment Banking, North America, and Global Head of Asset Management, Corporate and Investment Banking, from 2014 to 2017, as Managing Director, Co-Head, North America, Financial Institutions Corporate and Investment Banking from 2011 to 2014, as Managing Director and Co-Head, North America, Financial Institutions Corporate Banking from 2007 to 2011, and as Managing Director and Co-Head of Asset Management Banking from 2006 to 2007.

Alok Sethi
Age 62

Executive Vice President and Head of Global Operations of Franklin since February 2023; formerly, Executive Vice President, Technology and Operations, of Franklin from October 2021 to February 2023; officer and/or director of various investment adviser, operations, and technology related subsidiaries of Franklin for more than the past five years, including as Senior Vice President of Franklin Advisers, Inc., Franklin Templeton Institutional, LLC and Templeton Investment Counsel, LLC since July 2014, and Vice President of Franklin Templeton Companies, LLC since June 2010.

Gwen L. Shaneyfelt
Age 61

Chief Accounting Officer of Franklin since April 2019; officer and/or director of certain subsidiaries of Franklin, including as Vice President and Chief Financial Officer of Legg Mason, Inc., Director of ClearBridge Investments, LLC and Manager of Royce & Associates GP, LLC since August 2020; as well as Director of Franklin Templeton Fund Management Limited since May 2019, Manager of Franklin Templeton International Services S.à r.l. since November 2013, and Senior Vice President of Franklin Templeton Companies, LLC since March 2011.

Adam B. Spector
Age 55

Executive Vice President and Head of Global Distribution of Franklin since February 2023, responsible for global retail and institutional distribution, including marketing and product strategy, and Managing Partner of Brandywine Global Investment Management, LLC since November 2014, responsible for the overall management of Brandywine including infrastructure, legal and compliance, business strategy, and sales and client service; formerly, Executive Vice President of Global Advisory Services of Franklin from October 2020 to February 2023; Managing Director of Brandywine from 2012 to 2014, Head of Marketing, Sales and Client Service of Brandywine from 2003 to 2014, and Senior Vice President of Client Service of Brandywine from 1997 to 2003; officer and/or director of certain other subsidiaries of Franklin.

Family Relationships

Jennifer M. Johnson and Gregory E. Johnson are siblings, and their uncle is Rupert H. Johnson, Jr. Each serves as both a director and an executive officer of Franklin.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Our common stock is traded on the NYSE under the ticker symbol "BEN." At October 31, 2023, there were 2,476 stockholders of record of our common stock.

The following table provides information with respect to the shares of our common stock that we repurchased during the three months ended September 30, 2023.

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 2023	1,430,208	$ 28.59	1,430,208	20,339,212
August 2023	3,437,199	26.66	3,437,199	16,902,013
September 2023	2,156,560	25.54	2,156,560	14,745,453
Total	**7,023,967**		**7,023,967**	

Under our stock repurchase program, which is not subject to an expiration date, we can repurchase shares of our common stock from time to time in the open market and in private transactions in accordance with applicable laws and regulations, including without limitation applicable federal securities laws. In order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, we may repurchase shares under our program using a net stock issuance method. In April 2018, we announced that our Board of Directors authorized the repurchase of up to 80.0 million additional shares of our common stock under the stock repurchase program.

Item 6. **[Reserved]**

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations.**

FORWARD-LOOKING STATEMENTS

The following discussion and analysis of the results of operations and financial condition of Franklin Resources, Inc. ("Franklin") and its subsidiaries (collectively, the "Company") should be read in conjunction with the "Forward-looking Statements" disclosure set forth in Part I and the "Risk Factors" set forth in Item 1A of Part I of this Annual Report on Form 10-K (this "Annual Report") and in any more recent filings with the U.S. Securities and Exchange Commission (the "SEC"), each of which describe our risks, uncertainties and other important factors in more detail.

OVERVIEW

Franklin is a holding company with subsidiaries operating under our Franklin Templeton® and/or subsidiary brand names. We are a global investment management organization that derives operating revenues and net income from providing investment management and related services to investors in jurisdictions worldwide. We deliver our investment capabilities through a variety of investment products, which include our sponsored funds, as well as institutional and high-net-worth separate accounts, retail separately managed account programs, sub-advised products and other investment vehicles. Related services include fund administration, sales and distribution, and shareholder servicing. We may perform services directly or through third parties. We offer our services and products under our various distinct brand names, including, but not limited to, Alcentra®, Benefit Street Partners®, Brandywine Global Investment Management®, Clarion Partners®, ClearBridge Investments®, Fiduciary Trust International™, Franklin®, Franklin Bissett®, Franklin Mutual Series®, K2®, Legg Mason®, Lexington Partners®, Martin Currie®, O'Shaughnessy® Asset Management, Royce® Investment Partners, Templeton® and Western Asset Management Company®. We offer a broad product mix of fixed income, equity, alternative, multi-asset and cash management asset classes and solutions that meet a wide variety of specific investment goals and needs for individual and institutional investors. We also provide sub-advisory services to certain investment products sponsored by other companies which may be sold to investors under the brand names of those other companies or on a co-branded basis.

The level of our revenues depends largely on the level and relative mix of assets under management ("AUM"). As noted in the "Risk Factors" section set forth above in Item 1A of Part I of this Annual Report, the amount and mix of our AUM are subject to significant fluctuations that can negatively impact our revenues and income. The level of our revenues also depends on the fees charged for our services, which are based on contracts with our funds and customers, fund sales, and the number of shareholder transactions and accounts. These arrangements could change in the future.

During the fiscal year ended September 30, 2023 ("fiscal year 2023"), global equity markets provided positive returns driven by moderating inflation, easing of monetary policy and resilient economic activity amid continued concerns about the risk of recession. The S&P 500 Index and MSCI World Index increased 21.6% and 22.6% for the fiscal year. The global bond markets remained positive as the Bloomberg Barclays Global Aggregate Index increased 2.2% for the fiscal year, reflecting moderating inflation and easing of monetary policy.

Our total AUM was $1,374.2 billion at September 30, 2023, which was 6% higher than at September 30, 2022 driven by the positive impact of $58.9 billion of net market change, distributions and other, $34.9 billion from an acquisition, and $4.3 billion of cash management net inflows, partially offset by $21.3 billion of long-term net outflows. Simple monthly average AUM ("average AUM") decreased 5% during fiscal year 2023.

On November 1, 2022, we acquired BNY Alcentra Group Holdings, Inc. (together with its subsidiaries, "Alcentra"), one of the largest European credit and private debt managers, with global expertise in senior secured loans, high yield bonds, private credit, structured credit, special situations and multi-strategy credit strategies. Total purchase price included cash consideration of $594.1 million, which includes $188.3 million for certain securities held in Alcentra's collateralized loan obligations; deferred consideration of $62.0 million which was paid on November 1, 2023; and contingent consideration to be paid upon the achievement of certain performance thresholds over the next four years of up to $350.0 million that had an acquisition-date fair value of $24.6 million.

The business and regulatory environments in which we operate globally remain complex, uncertain and subject to change. We are subject to various laws, rules and regulations globally that impose restrictions, limitations, registration, reporting and disclosure requirements on our business, and add complexity to our global compliance operations.

Uncertainties regarding the global economy remain for the foreseeable future. As we continue to confront the challenges of the current economic and regulatory environments, we remain focused on the investment performance of our products and on providing high quality service to our clients. We continuously perform reviews of our business model. While we remain focused on expense management, we will also seek to attract, retain and develop personnel and invest strategically in systems and technology that will provide a secure and stable environment. We will continue to seek to protect and further our brand recognition while developing and maintaining broker-dealer and client relationships. The success of these and other strategies may be influenced by the factors discussed in the "Risk Factors" section.

RESULTS OF OPERATIONS

(in millions, except per share data)

for the fiscal years ended September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Operating revenues	$ 7,849.4	$ 8,275.3	$ 8,425.5	(5%)	(2%)
Operating income	1,102.3	1,773.9	1,875.0	(38%)	(5%)
Operating margin[1]	14.0 %	21.4 %	22.3 %		
Net income attributable to Franklin Resources, Inc.	$ 882.8	$ 1,291.9	$ 1,831.2	(32%)	(29%)
Diluted earnings per share	$ 1.72	$ 2.53	$ 3.57	(32%)	(29%)
As adjusted (non-GAAP):[2]					
Adjusted operating income	$ 1,823.8	$ 2,323.5	$ 2,379.3	(22%)	(2%)
Adjusted operating margin	29.9 %	35.9 %	37.7 %		
Adjusted net income	$ 1,332.2	$ 1,855.6	$ 1,915.2	(28%)	(3%)
Adjusted diluted earnings per share	$ 2.60	$ 3.63	$ 3.74	(28%)	(3%)

[1] Defined as operating income divided by total operating revenues.

[2] "Adjusted operating income," "adjusted operating margin," "adjusted net income" and "adjusted diluted earnings per share" are based on methodologies other than generally accepted accounting principles. See "Supplemental Non-GAAP Financial Measures" for definitions and reconciliations of these measures.

ASSETS UNDER MANAGEMENT

AUM by asset class was as follows:

(in billions)

as of September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Fixed Income	$ 483.1	$ 490.9	$ 650.3	(2%)	(25%)
Equity	430.4	392.3	523.6	10%	(25%)
Alternative	254.9	225.1	145.2	13%	55%
Multi-Asset	145.0	131.5	152.4	10%	(14%)
Cash Management	60.8	57.6	58.6	6%	(2%)
Total	**$ 1,374.2**	**$ 1,297.4**	**$ 1,530.1**	**6%**	**(15%)**

Changes in average AUM are generally more indicative of trends in revenue for providing investment management services than the year-over-year change in ending AUM. Average AUM and the mix of average AUM by asset class are shown below.

(in billions)

	Average AUM				
for the fiscal years ended September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Fixed Income	$ 499.7	$ 586.5	$ 657.5	(15%)	(11%)
Equity	436.1	491.3	502.9	(11%)	(2%)
Alternative	251.9	185.1	132.6	36%	40%
Multi-Asset	144.4	146.1	146.4	(1%)	0%
Cash Management	68.3	60.2	64.7	13%	(7%)
Total	**$ 1,400.4**	**$ 1,469.2**	**$ 1,504.1**	**(5%)**	**(2%)**

	Mix of Average AUM		
for the fiscal years ended September 30,	2023	2022	2021
Fixed Income	36%	40%	44%
Equity	31%	33%	33%
Alternative	18%	13%	9%
Multi-Asset	10%	10%	10%
Cash Management	5%	4%	4%
Total	**100%**	**100%**	**100%**

Components of the change in AUM are shown below. Net market change, distributions and other includes appreciation (depreciation), distributions to investors that represent return on investments and return of capital, and foreign exchange revaluation.

(in billions)

for the fiscal years ended September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Beginning AUM	$ 1,297.4	$ 1,530.1	$ 1,418.9	(15%)	8%
Long-term inflows	254.9	320.4	364.7	(20%)	(12%)
Long-term outflows	(276.2)	(348.2)	(389.9)	(21%)	(11%)
Long-term net flows	(21.3)	(27.8)	(25.2)	(23%)	10%
Cash management net flows	4.3	(0.8)	(15.1)	NM	(95%)
Total net flows	(17.0)	(28.6)	(40.3)	(41%)	(29%)
Acquisitions	34.9	64.9	3.5	(46%)	NM
Net market change, distributions and other	58.9	(269.0)	148.0	NM	NM
Ending AUM	**$ 1,374.2**	**$ 1,297.4**	**$ 1,530.1**	**6%**	**(15%)**

Components of the change in AUM by asset class were as follows:

(in billions)

for the fiscal year ended September 30, 2023	Fixed Income	Equity	Alternative	Multi-Asset	Cash Management	Total
AUM at October 1, 2022	$ 490.9	$ 392.3	$ 225.1	$ 131.5	$ 57.6	$ 1,297.4
Long-term inflows	112.7	84.4	22.6	35.2	—	254.9
Long-term outflows	(128.9)	(103.1)	(16.8)	(27.4)	—	(276.2)
Long-term net flows	(16.2)	(18.7)	5.8	7.8	—	(21.3)
Cash management net flows	—	—	—	—	4.3	4.3
Total net flows	(16.2)	(18.7)	5.8	7.8	4.3	(17.0)
Acquisitions	—	—	34.9	—	—	34.9
Net market change, distributions and other	8.4	56.8	(10.9)	5.7	(1.1)	58.9
AUM at September 30, 2023	$ 483.1	$ 430.4	$ 254.9	$ 145.0	$ 60.8	$ 1,374.2

AUM increased $76.8 billion or 6% during fiscal year 2023 due to the positive impact of $58.9 billion of net market change, distributions and other, $34.9 billion from an acquisition, and $4.3 billion of cash management net inflows, partially offset by $21.3 billion of long-term net outflows. Net market change, distributions and other primarily consists of $94.4 billion of market appreciation, and a $4.6 billion increase from foreign exchange revaluation, partially offset by $40.1 billion of long-term distributions. The market appreciation occurred in all asset classes with the exception of the alternative asset class, most significantly in the equity asset class and reflected positive returns in the global equity markets. Foreign exchange revaluation from AUM in products that are not U.S. dollar denominated was primarily due to a weaker U.S. dollar compared to the Euro, British Pound and Brazilian Real.

Long-term inflows decreased 20% to $254.9 billion, as compared to the prior year, driven by lower inflows in equity and fixed income open-end funds, fixed income institutional separate accounts, and equity retail separately managed accounts. Long-term inflows for fiscal years 2023 and 2022 include reinvested distributions of $20.6 billion and $32.0 billion. Long-term outflows decreased 21% to $276.2 billion due to lower outflows in fixed income and equity open-end funds, fixed income institutional separate accounts, multi-asset sub-advised mutual funds, and equity retail separately managed accounts.

(in billions)

for the fiscal year ended September 30, 2022	Fixed Income	Equity	Alternative	Multi-Asset	Cash Management	Total
AUM at October 1, 2021	$ 650.3	$ 523.6	$ 145.2	$ 152.4	$ 58.6	$ 1,530.1
Long-term inflows	138.4	123.0	22.4	36.6	—	320.4
Long-term outflows	(168.6)	(131.6)	(16.1)	(31.9)	—	(348.2)
Long-term net flows	(30.2)	(8.6)	6.3	4.7	—	(27.8)
Cash management net flows	—	—	—	—	(0.8)	(0.8)
Total net flows	(30.2)	(8.6)	6.3	4.7	(0.8)	(28.6)
Acquisitions	—	4.6	58.0	2.3	—	64.9
Net market change, distributions and other	(129.2)	(127.3)	15.6	(27.9)	(0.2)	(269.0)
AUM at September 30, 2022	$ 490.9	$ 392.3	$ 225.1	$ 131.5	$ 57.6	$ 1,297.4

AUM decreased $232.7 billion or 15% during fiscal year 2022 due to the negative impact of $269.0 billion of net market change, distributions and other, $27.8 billion of long-term net outflows and $0.8 billion of cash management net outflows, partially offset by acquisitions of $64.9 billion. Net market change, distributions and other primarily consists of $199.2 billion of market depreciation, $48.7 billion of long-term distributions and a $21.1 billion decrease from foreign exchange revaluation. The market depreciation occurred in all asset classes with the exception of the alternative asset class. Foreign exchange revaluation from AUM in products that are not U.S. dollar denominated was primarily due to a stronger U.S. dollar compared to the Japanese Yen, Euro, British Pound and Australian dollar.

Long-term inflows decreased 12% to $320.4 billion, as compared to the prior year, driven by lower inflows in fixed income institutional separate accounts, open-end funds, and retail separately managed accounts, as well as equity open-end funds, partially offset by higher alternative inflows for private funds. Long-term outflows decreased 11% to $348.2 billion due to lower outflows in fixed income institutional separate accounts, equity and multi-asset open-end funds, and equity sub-advised mutual funds, partially offset by higher equity outflows in retail separately managed accounts and multi-asset sub-advised mutual funds.

(in billions)

for the fiscal year ended September 30, 2021	Fixed Income	Equity	Alternative	Multi-Asset	Cash Management	Total
AUM at October 1, 2020	$ 656.9	$ 438.1	$ 122.1	$ 129.4	$ 72.4	$ 1,418.9
Long-term inflows	176.5	132.1	19.8	36.3	—	364.7
Long-term outflows	(188.2)	(154.2)	(11.8)	(35.7)	—	(389.9)
Long-term net flows	(11.7)	(22.1)	8.0	0.6	—	(25.2)
Cash management net flows	—	—	—	—	(15.1)	(15.1)
Total net flows	(11.7)	(22.1)	8.0	0.6	(15.1)	(40.3)
Acquisition	3.5	—	—	—	—	3.5
Net market change, distributions and other	1.6	107.6	15.1	22.4	1.3	148.0
AUM at September 30, 2021	$ 650.3	$ 523.6	$ 145.2	$ 152.4	$ 58.6	$ 1,530.1

AUM by sales region was as follows:

(in billions)

as of September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
United States	$ 979.9	$ 971.3	$ 1,140.2	1%	(15%)
International					
Europe, Middle East and Africa	156.0	126.6	153.9	23%	(18%)
Asia-Pacific	126.7	118.4	155.6	7%	(24%)
Americas, excl. U.S.	111.6	81.1	80.4	38%	1%
Total international	$ 394.3	$ 326.1	$ 389.9	21%	(16%)
Total	$ 1,374.2	$ 1,297.4	$ 1,530.1	6%	(15%)

The region in which investment products are sold may differ from the geographic area in which we provide investment management and related services to the products.

Investment Performance Overview

A key driver of our overall success is the long-term investment performance of our investment products. A measure of the performance of these products is the percentage of AUM exceeding peer group medians and benchmarks. We compare the relative performance of our mutual funds against peers, and of our strategy composites against benchmarks.

The performance of our mutual fund products against peer group medians and of our strategy composites against benchmarks is presented in the table below.

	Peer Group Comparison[1]				Benchmark Comparison[2]			
	% of Mutual Fund AUM in Top Two Peer Group Quartiles				% of Strategy Composite AUM Exceeding Benchmark			
as of September 30, 2023	1-Year	3-Year	5-Year	10-Year	1-Year	3-Year	5-Year	10-Year
Fixed Income	46 %	39 %	37 %	67 %	80 %	47 %	46 %	90 %
Equity	61 %	39 %	51 %	56 %	45 %	38 %	38 %	31 %
Total AUM[3]	48 %	49 %	54 %	52 %	61 %	48 %	47 %	61 %

[1]   Mutual fund performance is sourced from Morningstar and measures the percent of ranked AUM in the top two quartiles versus peers. Total mutual fund AUM measured for the 1-, 3-, 5- and 10-year periods represents 35%, 35%, 35% and 33% of our total AUM as of September 30, 2023.
[2]   Strategy composite performance measures the percent of composite AUM beating its benchmark. The benchmark comparisons are based on each account's/composite's (strategy composites may include retail separately managed accounts and mutual fund assets managed as part of the same strategy) return as compared to a market index that has been selected to be generally consistent with the asset class of the account/composite. Total strategy composite AUM measured for the 1-, 3-, 5- and 10-year periods represents 50%, 50%, 49% and 46% of our total AUM as of September 30, 2023.
[3]   Total mutual fund AUM includes performance of our alternative and multi-asset funds, and total strategy composite AUM includes performance of our alternative composites. Alternative and multi-asset AUM represent 19% and 11% of our total AUM at September 30, 2023.

Mutual fund performance data includes U.S. and cross-border domiciled mutual funds and exchange-traded funds, excludes cash management and fund of funds, and assumes the reinvestment of dividends.

Past performance is not indicative of future results. For strategy composite AUM included in institutional and retail separately managed accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use in connection with this document, and is not directed toward existing or potential clients of Franklin.

OPERATING REVENUES

The table below presents the percentage change in each operating revenue category.

(in millions) for the fiscal years ended September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Investment management fees	$ 6,452.9	$ 6,616.8	$ 6,541.6	(2%)	1%
Sales and distribution fees	1,203.7	1,415.0	1,635.5	(15%)	(13%)
Shareholder servicing fees	152.7	193.0	211.2	(21%)	(9%)
Other	40.1	50.5	37.2	(21%)	36%
Total Operating Revenues	**$ 7,849.4**	**$ 8,275.3**	**$ 8,425.5**	**(5%)**	**(2%)**

Investment Management Fees

Investment management fees are generally calculated under contractual arrangements with our investment products and the products for which we provide sub-advisory services as a percentage of AUM. Annual fee rates vary by asset class and type of services provided. Fee rates for products sold outside of the U.S. are generally higher than for U.S. products.

Investment management fees decreased $163.9 million in fiscal year 2023 primarily due to a 5% decrease in average AUM, partially offset by higher performance fees. The decrease in average AUM occurred primarily in the fixed income and equity asset classes, partially offset by an increase in the alternative asset class that includes the acquisitions of Lexington Partners L.P. ("Lexington") on April 1, 2022 and Alcentra on November 1, 2022.

Investment management fees increased $75.2 million in fiscal year 2022 primarily due to higher performance fees, partially offset by a 2% decrease in average AUM. The decrease in average AUM occurred primarily in the fixed income and equity asset classes, partially offset by an increase in the alternative asset class that includes the acquisition of Lexington.

Our effective investment management fee rate excluding performance fees (investment management fees excluding performance fees divided by average AUM) was 42.1, 41.6 and 41.8 basis points for fiscal years 2023, 2022 and 2021. The rate increase in fiscal year 2023 was primarily due to a shift in AUM from lower-fee fixed income products to higher-fee alternative products, including those from the acquisitions of Lexington and Alcentra, and an increase in certain transaction-related fees received in the current year. The rate decrease in fiscal year 2022 was primarily due to a shift in assets from higher-fee products to lower-fee products in the fixed income and equity asset classes.

Performance-based investment management fees were $550.1 million, $498.2 million and $258.6 million for fiscal years 2023, 2022 and 2021. The increase in fiscal year 2023 was primarily due to a $166.0 million increase in performance fees earned by Lexington, which were passed through as compensation expense per the terms of the acquisition agreement, partially offset by lower performance fees earned by our other alternative specialist investment managers, while the increase in fiscal year 2022 was primarily due to strong performance by our alternative specialist investment managers.

Our product offerings and global operations are diverse. As such, the impact of future changes in AUM on investment management fees will be affected by the relative mix of asset class, geographic region, distribution channel and investment vehicle of the assets.

Sales and Distribution Fees

Sales and distribution fees primarily consist of upfront sales commissions and ongoing distribution fees. Sales commissions are earned from the sale of certain classes of sponsored funds at the time of purchase ("commissionable sales") and may be reduced or eliminated depending on the amount invested and the type of investor. Therefore, sales fees generally will change with the overall level of gross sales, the size of individual transactions, and the relative mix of sales between different share classes and types of investors.

Our sponsored mutual funds generally pay us distribution fees in return for sales, marketing and distribution efforts on their behalf. The majority of our U.S. mutual funds, with the exception of certain money market funds and certain other funds specifically designed for purchase through separately managed account programs, have adopted distribution plans under Rule 12b-1 (the "Rule 12b-1 Plans") promulgated under the Investment Company Act of 1940. The Rule 12b-1 Plans permit the funds to pay us for marketing, marketing support, advertising, printing and sales promotion services relating to the distribution of their shares, subject to the Rule 12b-1 Plans' limitations on amounts based on daily average AUM. We earn distribution fees from our non-U.S. funds based on daily average AUM.

Contingent sales charges are earned from investor redemptions within a contracted period of time. Substantially all of these charges are levied on certain shares sold without a front-end sales charge, and vary with the mix of redemptions of these shares.

We pay substantially all of our sales and distribution fees to the financial advisers, broker-dealers and other intermediaries that sell our funds on our behalf. See the description of sales, distribution and marketing expenses below.

Sales and distribution fees by revenue driver are presented below.

(in millions)

for the fiscal years ended September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Asset-based fees	$ 998.0	$ 1,150.2	$ 1,302.3	(13%)	(12%)
Sales-based fees	205.7	264.8	333.2	(22%)	(21%)
Sales and Distribution Fees	**$ 1,203.7**	**$ 1,415.0**	**$ 1,635.5**	**(15%)**	**(13%)**

Asset-based distribution fees decreased $152.2 million and $152.1 million in fiscal years 2023 and 2022 primarily due to decreases of 11% and 12% in the related average AUM and, in fiscal year 2023, a higher mix of lower-fee assets.

Sales-based fees decreased $59.1 million and $68.4 million in fiscal years 2023 and 2022 primarily due to a 20% decrease in commissionable sales in both years.

Shareholder Servicing Fees

Substantially all shareholder servicing fees are earned from our sponsored funds for providing transfer agency services, which include providing shareholder statements, transaction processing, customer service and tax reporting. These fees are primarily determined based on a percentage of AUM and either the number of transactions in shareholder accounts or the number of shareholder accounts, while fees from certain funds are based only on AUM. Shareholder servicing fees also include fund reimbursements of expenses incurred while providing transfer agency services. Effective October 1, 2023, fees charged to certain of our U.S. sponsored funds are determined based on a contractual margin.

Shareholder servicing fees decreased $40.3 million in fiscal year 2023, primarily due to a reduction in fee rates charged for transfer agency services in the U.S., partially related to the outsourcing of our transfer agency services, lower levels of related AUM and fewer transactions. Shareholder servicing fees decreased $18.2 million in fiscal year 2022 primarily due lower levels of related AUM and fewer transactions.

Other

Other revenue decreased $10.4 million in fiscal year 2023 and increased $13.3 million in fiscal year 2022 driven by the volume of real estate transaction fees earned by certain of our alternative asset managers in each year.

OPERATING EXPENSES

The table below presents the percentage change in each operating expense category.

(in millions)

for the fiscal years ended September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Compensation and benefits	$ 3,494.0	$ 3,089.8	$ 2,971.3	13%	4%
Sales, distribution and marketing	1,613.1	1,845.6	2,105.8	(13%)	(12%)
Information systems and technology	505.0	500.2	486.1	1%	3%
Occupancy	228.9	218.9	218.1	5%	0%
Amortization of intangible assets	341.1	282.0	232.0	21%	22%
General, administrative and other	565.0	564.9	537.2	0%	5%
Total Operating Expenses	**$ 6,747.1**	**$ 6,501.4**	**$ 6,550.5**	**4%**	**(1%)**

Compensation and Benefits

The components of compensation and benefits expenses are presented below.

(in millions)

for the fiscal years ended September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Salaries, wages and benefits	$ 1,499.5	$ 1,426.4	$ 1,428.6	5%	0%
Incentive compensation	1,532.1	1,500.5	1,303.9	2%	15%
Acquisition-related retention	164.9	167.2	163.7	(1%)	2%
Acquisition-related performance fee pass through[1]	169.7	4.2	25.3	NM	(83%)
Other[1, 2]	127.8	(8.5)	49.8	NM	NM
Compensation and Benefits Expenses	**$ 3,494.0**	**$ 3,089.8**	**$ 2,971.3**	**13%**	**4%**

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[1] See "Supplemental Non-GAAP Financial Measures" for additional information.

[2] Includes impact of gains and losses on investments related to deferred compensation plans, which is offset in investment and other income (losses), net; minority interests in certain subsidiaries, which is offset in net income (loss) attributable to redeemable noncontrolling interests; and special termination benefits.

Salaries, wages and benefits increased $73.1 million in fiscal year 2023 primarily due to the recent acquisitions and annual salary increases, partially offset by the impact of headcount reductions. Salaries, wages and benefits decreased $2.2 million in fiscal year 2022 primarily due to a $16.8 million decrease in termination benefits and the impact of headcount reductions which were substantially offset by increases due to annual salary adjustments and the acquisitions of Lexington and OSAM.

Incentive compensation increased $31.6 million in fiscal year 2023, primarily due to an increase in expense for deferred compensation awards, due, in part, to an increase in annual acceleration for retirement-eligible employees, and recent acquisitions. These increases were partially offset by lower incentive compensation at specialist investment managers and lower bonus expense based on our annual performance. Incentive compensation increased $196.6 million in fiscal year 2022, primarily due to higher performance fees and the acquisition of Lexington.

Acquisition-related retention expenses decreased $2.3 million in fiscal year 2023, primarily due to lower compensation associated with performance-based awards, partially offset by an increase due to the acquisition of Alcentra. Acquisition-related retention expenses increased $3.5 million in fiscal year 2022, primarily due to the acquisition of Lexington.

Acquisition-related performance fee pass through expenses increased $165.5 million in fiscal year 2023, due to higher performance fees earned by Lexington, and decreased $21.1 million in fiscal year 2022, due to lower pass through performance fees at Clarion Partners.

Other compensation and benefits were $127.8 million, $(8.5) million, and $49.8 million for fiscal years 2023, 2022, and 2021. Fiscal year 2023 included the impact of $20.3 million of market gains on investments related to our deferred compensation plans, while fiscal year 2022 included losses of $36.7 million and fiscal year 2021 included $22.7 million of such gains. Special termination benefits increased $55.0 million in fiscal year 2023 primarily due to workforce optimization initiatives and the acquisition of Alcentra and decreased $18.9 million in fiscal year 2022 primarily due to workforce optimization initiatives related to the acquisition of Legg Mason. Compensation related to minority interests increased $24.3 million in fiscal year 2023 and $20.0 million in fiscal year 2022.

We expect to incur acquisition-related retention expenses of approximately $240 million during the fiscal year ending September 30, 2024 ("fiscal year 2024"), and decreasing over the following two fiscal years by approximately $80 million and $20 million. At September 30, 2023, our global workforce had decreased to approximately 9,200 employees from approximately 9,800 at September 30, 2022.

We continue to place a high emphasis on our pay for performance philosophy. As such, any changes in the underlying performance of our investment products or changes in the composition of our incentive compensation offerings could have an impact on compensation and benefits expenses going forward. However, in order to attract and retain talented individuals, our level of compensation and benefit expenses may increase more quickly or decrease more slowly than our revenue.

Sales, Distribution and Marketing

Sales, distribution and marketing expenses primarily relate to services provided by financial advisers, broker-dealers and other intermediaries to our sponsored funds, including marketing support services. Substantially all distribution expenses are incurred from assets that generate distribution fees and are determined as a percentage of AUM. Substantially all sales expenses are incurred from the same commissionable sales transactions that generate sales fee revenues and are determined as a percentage of sales. Marketing support expenses are based on AUM, sales or a combination thereof. Also included is the amortization of deferred sales commissions related to upfront commissions on shares sold without a front-end sales charge. The deferred sales commissions are amortized over the periods in which commissions are generally recovered from related revenues.

Sales, distribution and marketing expenses by cost driver are presented below.

(in millions) for the fiscal years ended September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Asset-based expenses	$ 1,368.1	$ 1,532.6	$ 1,714.7	(11%)	(11%)
Sales-based expenses	195.0	248.2	312.9	(21%)	(21%)
Amortization of deferred sales commissions	50.0	64.8	78.2	(23%)	(17%)
Sales, Distribution and Marketing	**$ 1,613.1**	**$ 1,845.6**	**$ 2,105.8**	**(13%)**	**(12%)**

Asset-based expenses decreased $164.5 million and $182.1 million in fiscal years 2023 and 2022 primarily due to decreases of 10% and 11% in the related average AUM and in fiscal year 2023, a higher mix of lower-fee assets.

Sales-based expenses decreased $53.2 million and $64.7 million in fiscal years 2023 and 2022 primarily due to a 20% decrease in commissionable sales in both years.

Information Systems and Technology

Information systems and technology expenses increased $4.8 million in fiscal year 2023 primarily due to higher software costs partially offset by lower technology depreciation. Information systems and technology expenses increased $14.1 million in fiscal year 2022 primarily due to higher costs incurred for technology consulting, software and external data services partially offset by lower technology depreciation.

Occupancy

Occupancy expenses increased $10.0 million in fiscal year 2023 primarily due to higher utility costs, reflecting a full year of return to office, and higher leasehold and equipment depreciation. Occupancy expenses remained relatively flat in fiscal year 2022. We expect to incur additional expense of approximately $50 million in fiscal year 2024 primarily related to new leased office space located at One Madison Avenue. This is part of an initiative to consolidate our existing office space in New York City.

Amortization of intangible assets

Amortization of intangible assets increased $59.1 million and $50.0 million in fiscal years 2023 and 2022, primarily due to intangible assets recognized as part of the acquisition of Lexington and, in fiscal year 2023, the acquisition of Alcentra.

General, Administrative and Other

General, administrative and other expenses primarily consist of professional fees, fund-related service fees payable to external parties, advertising and promotion, travel and entertainment, and other miscellaneous expenses.

General, administrative and other operating expenses remained relatively flat in fiscal year 2023 as an increase of $35.9 million in travel and entertainment expenses and conference costs, reflecting the resumption of activity post-pandemic, and the impact of net credits of $19.2 million recognized in the prior year to adjust the fair values of our contingent consideration asset and liabilities, were substantially offset by a $17.3 million decrease in third-party sub-advisory service fees, a $20.6 million decrease in acquisition-related costs, primarily due to costs associated with our global brand campaign in the prior year, and a $6.8 million decrease in other taxes at certain European subsidiaries.

General, administrative and other operating expenses increased $27.7 million in fiscal year 2022, primarily due to increases of $27.1 million in advertising and promotion expenses, due in part to our global brand campaign, $25.7 million in professional fees, largely related to acquisition costs, and $24.0 million in travel and entertainment expenses. Fiscal year 2022 also included $20.3 million of non-recurring costs incurred in connection with the outsourcing of our transfer agent functions. These increases were partially offset by $43.0 million of closed-end fund product launch costs incurred in the prior year. Fiscal year 2022 also included net credits of $19.2 million to adjust the fair values of our contingent consideration asset and liabilities, as compared to $4.1 million of expense recognized in the prior year.

OTHER INCOME (EXPENSES)

Other income (expenses) consisted of the following:

(in millions) for the fiscal years ended September 30,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Investment and other income, net	$ 340.0	$ 91.1	$ 264.7	273%	(66%)
Interest expense	(123.7)	(98.2)	(85.4)	26%	15%
Investment and other income (losses) of consolidated investment products, net	115.8	(17.7)	421.1	NM	NM
Expenses of consolidated investment products	(18.7)	(19.7)	(31.2)	(5%)	(37%)
Other income (expenses), net	**$ 313.4**	**$ (44.5)**	**$ 569.2**	**NM**	**NM**

Investment and other income, net consists primarily of gains (losses) on investments held by the Company, income (losses) from equity method investees, foreign currency exchange gains (losses), rental income from excess owned space leased to third parties, gains (losses) on derivatives, and dividend and interest income.

Investment and other income, net increased $248.9 million in fiscal year 2023 primarily due to an increase in dividend and interest income, gains on investments held by the Company as compared to losses in the prior year, and higher income from equity method investees, partially offset by net foreign currency exchange losses as compared to gains in the prior year. Investment and other income, net decreased $173.6 million in fiscal year 2022 primarily due to the impact of market declines.

Dividend and interest income increased $122.0 million in fiscal year 2023, primarily due to higher yields, and increased $20.3 million in fiscal year 2022, primarily due to higher yields on money market funds.

Investments held by the Company generated net gains of $39.5 million, as compared to net losses of $75.4 million in the prior year, primarily from investments in nonconsolidated funds and separate accounts and assets invested for deferred compensation plans, partially offset by net losses from investments measured at cost adjusted for observable price changes. Investments held by the Company generated net losses of $75.4 million in fiscal year 2022, as compared to net gains of $90.9 million in fiscal year 2021, primarily from investments in nonconsolidated funds and separate accounts and assets invested for deferred compensation plans. The losses in fiscal year 2022 were partially offset in by net gains from investments measured at cost adjusted for observable price changes.

Income from equity method investees generated income of $123.1 million in fiscal year 2023 and income of $36.2 million in fiscal year 2022. The current year income was largely related to various global alternative funds, and included $86.0 million which was fully offset in noncontrolling interest. Income from equity method investees decreased $118.1 million in fiscal year 2022. Fiscal year 2022 included a $52.6 million gain recognized on the sale of our investment in Embark, offset in part by losses from equity method investees, largely related to declines in market valuations of investments held by various global equity and alternative funds, while fiscal year 2021 included gains from equity method investees.

Net foreign currency exchange losses were $26.7 million in fiscal year 2023, as compared to net gains of $40.6 million fiscal year 2022 and net losses of $11.9 million in fiscal year 2021. The net losses in fiscal year 2023 compared to fiscal year 2022 were primarily due to the impact of the weakening of the U.S. dollar against the Euro and British Pound on cash and cash equivalents denominated in U.S. dollars held by our European subsidiaries. The net gains in fiscal year 2022 compared to fiscal year 2021 were primarily due to the impact of the strengthening of the U.S. dollar against the Euro and British Pound.

Derivatives generated losses of $15.1 million in fiscal year 2023, gains of $20.9 million in fiscal 2022, and losses of $23.2 million in fiscal 2021.

Interest expense increased $25.5 million in fiscal year 2023 primarily due to a full year of accretion on Lexington deferred consideration, higher interest on debt and an increase in interest recognized on tax reserves. Interest expense increased $12.8 million in fiscal year 2022 primarily due to accretion on Lexington deferred consideration.

Investment and other income (loss) of consolidated investment products, net consists of investment gains (losses) on investments held by consolidated investment products ("CIPs") and dividend and interest income. Expenses of consolidated investment products primarily consists of fund-related expenses, including professional fees and other administrative expenses, and interest expense. Significant portions of the investment and other income of consolidated investment products, net and expenses of consolidated investment products are offset in noncontrolling interests in our consolidated statements of income.

Investments held by CIPs generated investment and other income of $115.8 million in fiscal year 2023, as compared to investment and other losses of $17.7 million in fiscal year 2022 and investment and other income of $421.1 million in fiscal year 2021, largely related to net investment gains (losses) on holdings of various equity, fixed income and alternative funds.

Expenses of consolidated investment products decreased $1.0 million in fiscal year 2023 and decreased $11.5 million in fiscal year 2022, due to activity of the funds.

Our investments in sponsored funds include initial cash investments made in the course of launching mutual fund and other investment product offerings, as well as investments for other business reasons. The market conditions that impact our AUM similarly affect the investment income earned or losses incurred on our investments in sponsored funds.

Our cash, cash equivalents and investments portfolio by asset class and accounting classification at September 30, 2023, excluding third-party assets of CIPs, was as follows:

(in millions)	Accounting Classification[1]					
	Cash and Cash Equivalents	Investments, at Fair Value	Equity Method Investments	Other Investments	Direct Investments in CIPs	Total
Cash and Cash Equivalents	$ 3,686.4	$ —	$ —	$ —	$ —	$ 3,686.4
Investments						
Alternative	—	299.4	820.7	69.7	505.7	1,695.5
Equity	—	314.0	213.1	153.7	103.9	784.7
Fixed Income	—	236.8	44.0	36.6	279.1	596.5
Multi-Asset	—	22.6	11.4	—	145.2	179.2
Total investments	—	872.8	1,089.2	260.0	1,033.9	3,255.9
Total Cash and Cash Equivalents and Investments[2, 3]	$ 3,686.4	$ 872.8	$ 1,089.2	$ 260.0	$ 1,033.9	$ 6,942.3

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[1] See Note 1 – Significant Accounting Policies and Note 5 – Investments in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report for information on investment accounting classifications.

[2] Total cash and cash equivalents and investments includes $4,084.8 million held for operational activities, including investments in sponsored funds and other products, and $324.2 million necessary to comply with regulatory requirements.

[3] Total cash and cash equivalents and investments includes $295.8 million attributable to employee-owned and other third-party investments made through partnerships which are offset in nonredeemable noncontrolling interests and approximately $380 million of investments that are subject to long-term repurchase agreements and other financing arrangements.

TAXES ON INCOME

Our effective income tax rate for fiscal year 2023 was 22.1% as compared to 22.9% in fiscal year 2022 and 14.3% in fiscal year 2021. The rate decrease in fiscal year 2023 was primarily due to an increase in foreign earnings and activity of CIPs for which there is no related tax impact, partially offset by additional state tax expense. The rate increase in fiscal year 2022 was primarily due to the release of a tax reserve in the prior year following the close of an IRS audit of the U.S. taxation of deemed foreign dividends for fiscal year 2018, activity of CIPs for which there is no related tax impact, and a decrease in foreign earnings.

Our effective income tax rate reflects the relative contributions of earnings in the jurisdictions in which we operate, which have varying tax rates. Changes in our pre-tax income mix, tax rates or tax legislation in such jurisdictions may affect our effective income tax rate and net income.

SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES

As supplemental information, we are providing performance measures for "adjusted operating income," "adjusted operating margin," "adjusted net income" and "adjusted diluted earnings per share," each of which is based on methodologies other than generally accepted accounting principles ("non-GAAP measures"). Management believes these non-GAAP measures are useful indicators of our financial performance and may be helpful to investors in evaluating our relative performance against industry peers.

"Adjusted operating income," "adjusted operating margin," "adjusted net income" and "adjusted diluted earnings per share" are defined below, followed by reconciliations of operating income, operating margin, net income attributable to Franklin Resources, Inc. and diluted earnings per share on a U.S. GAAP basis to these non-GAAP measures. Non-GAAP measures should not be considered in isolation from, or as substitutes for, any financial information prepared in accordance with U.S. GAAP, and may not be comparable to other similarly titled measures of other companies. Additional reconciling items may be added in the future to these non-GAAP measures if deemed appropriate.

Adjusted Operating Income

We define adjusted operating income as operating income adjusted to exclude the following:

- Elimination of operating revenues upon consolidation of investment products.

- Acquisition-related items:

  ◦ Acquisition-related retention compensation.

  ◦ Other acquisition-related expenses including professional fees, technology costs and fair value adjustments related to contingent consideration assets and liabilities.

  ◦ Amortization of intangible assets.

  ◦ Impairment of intangible assets and goodwill, if any.

- Special termination benefits related to workforce optimization initiatives related to past acquisitions and certain initiatives undertaken by the Company.

- Impact on compensation and benefits expense from gains and losses on investments related to deferred compensation plans, which is offset in investment and other income (losses), net.

- Impact on compensation and benefits expense related to minority interests in certain subsidiaries, which is offset in net income (loss) attributable to redeemable noncontrolling interests.

Adjusted Operating Margin

We calculate adjusted operating margin as adjusted operating income divided by adjusted operating revenues. We define adjusted operating revenues as operating revenues adjusted to exclude the following:

- Elimination of operating revenues upon consolidation of investment products.

- Acquisition-related performance-based investment management fees which are passed through as compensation and benefits expense.

- Sales and distribution fees and a portion of investment management fees allocated to cover sales, distribution and marketing expenses paid to the financial advisers and other intermediaries who sell our funds on our behalf.

Adjusted Net Income and Adjusted Diluted Earnings Per Share

We define adjusted net income as net income attributable to Franklin Resources, Inc. adjusted to exclude the following:

- Activities of CIPs.

- Acquisition-related items:

  ◦ Acquisition-related retention compensation.

  ◦ Other acquisition-related expenses including professional fees, technology costs and fair value adjustments related to contingent consideration assets and liabilities.

  ◦ Amortization of intangible assets.

  ◦ Impairment of intangible assets and goodwill, if any.

  ◦ Write off of noncontrolling interests related to the wind down of an acquired business.

  ◦ Interest expense for amortization of Legg Mason debt premium from acquisition-date fair value adjustment.

- Special termination benefits related to workforce optimization initiatives related to past acquisitions and certain initiatives undertaken by the Company.

- Net gains or losses on investments related to deferred compensation plans which are not offset by compensation and benefits expense.

- Net compensation and benefits expense related to minority interests in certain subsidiaries not offset by net income (loss) attributable to redeemable noncontrolling interests.

- Unrealized investment gains and losses.

- Net income tax expense of the above adjustments based on the respective blended rates applicable to the adjustments.

We define adjusted diluted earnings per share as diluted earnings per share adjusted to exclude the per share impacts of the adjustments applied to net income in calculating adjusted net income.

In calculating our non-GAAP measures, we adjust for the impact of CIPs because it is not considered reflective of our underlying results of operations. Acquisition-related items and special termination benefits are excluded to facilitate comparability to other asset management firms. We adjust for compensation and benefits expense related to funded deferred compensation plans because it is partially offset in other income (expense), net. We adjust for compensation and benefits expense and net income (loss) attributable to redeemable noncontrolling interests to reflect the economics of certain profits interest arrangements. Sales and distribution fees and a portion of investment management fees generally cover sales, distribution and marketing expenses and, therefore, are excluded from adjusted operating revenues. In addition, when calculating adjusted net income and adjusted diluted earnings per share we exclude unrealized investment gains and losses included in investment and other income (losses) because the related investments are generally expected to be held long term.

The calculations of adjusted operating income, adjusted operating margin, adjusted net income and adjusted diluted earnings per share are as follows:

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Operating income	$ 1,102.3	$ 1,773.9	$ 1,875.0
Add (subtract):			
Elimination of operating revenues upon consolidation of investment products[1]	37.5	48.2	22.8
Acquisition-related retention	164.9	167.2	163.7
Compensation and benefits expense from gains (losses) on deferred compensation, net	20.3	(36.7)	22.7
Other acquisition-related expenses	50.2	60.7	36.0
Amortization of intangible assets	341.1	282.0	232.0
Special termination benefits	63.2	8.2	27.1
Compensation and benefits expense related to minority interests in certain subsidiaries	44.3	20.0	—
Adjusted operating income	$ 1,823.8	$ 2,323.5	$ 2,379.3
Total operating revenues	$ 7,849.4	$ 8,275.3	$ 8,425.5
Add (subtract):			
Acquisition-related pass through performance fees	(169.7)	(4.2)	(25.3)
Sales and distribution fees	(1,203.7)	(1,415.0)	(1,635.5)
Allocation of investment management fees for sales, distribution and marketing expenses	(409.4)	(430.6)	(470.3)
Elimination of operating revenues upon consolidation of investment products[1]	37.5	48.2	22.8
Adjusted operating revenues	$ 6,104.1	$ 6,473.7	$ 6,317.2
Operating margin	14.0 %	21.4 %	22.3 %
Adjusted operating margin	29.9 %	35.9 %	37.7 %

(in millions, except per share data)

for the fiscal years ended September 30,	2023	2022	2021
Net income attributable to Franklin Resources, Inc.	$ 882.8	$ 1,291.9	$ 1,831.2
Add (subtract):			
Net (income) loss of consolidated investment products[1]	8.0	(0.2)	(2.8)
Acquisition-related retention	164.9	167.2	163.7
Other acquisition-related expenses	70.4	73.3	34.0
Amortization of intangible assets	341.1	282.0	232.0
Special termination benefits	63.2	8.2	27.1
Net losses (gains) on deferred compensation plan investments not offset by compensation and benefits expense	(15.5)	9.0	(1.2)
Unrealized investment losses (gains)	(2.6)	191.9	(285.7)
Interest expense for amortization of debt premium	(25.4)	(25.2)	(51.4)
Net compensation and benefits expense related to minority interests in certain subsidiaries not offset by net income (loss) attributable to redeemable noncontrolling interests	0.1	1.4	—
Net income tax expense of adjustments	(154.8)	(143.9)	(31.7)
Adjusted net income	$ 1,332.2	$ 1,855.6	$ 1,915.2
Diluted earnings per share	$ 1.72	$ 2.53	$ 3.57
Adjusted diluted earnings per share	2.60	3.63	3.74

---

[1] The impact of consolidated investment products is summarized as follows:

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Elimination of operating revenues upon consolidation	$ (37.5)	$ (48.2)	$ (22.8)
Other income, net	88.8	24.2	207.4
Less: income (loss) attributable to noncontrolling interests	59.3	(24.2)	181.8
Net income (loss)	$ (8.0)	$ 0.2	$ 2.8

LIQUIDITY AND CAPITAL RESOURCES

Cash flows were as follows:

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Operating cash flows	$ 1,138.7	$ 1,956.7	$ 1,245.4
Investing cash flows	(3,582.1)	(3,329.2)	(2,615.9)
Financing cash flows	2,029.0	1,585.0	2,030.1

Net cash provided by operating activities decreased in fiscal year 2023 primarily due to higher net purchases of investments by CIPs and lower net income adjusted for non-cash items. Net cash used in investing activities increased as compared to the prior year primarily due to net purchases of our investments as compared to net liquidations in the prior year, higher net purchases of investments by collateralized loan obligations ("CLOs"), payments of deferred consideration liability in the current year, and net deconsolidation of CIPs as compared to net consolidation in the prior year, partially offset by lower cash paid for acquisitions in the current year. Net cash provided by financing activities increased as compared to the prior year primarily due to proceeds from repurchase agreements in the current year and higher net proceeds from debt of CIPs.

Net cash provided by operating activities increased in fiscal year 2022 primarily due to lower net purchases of investments by CIPs, higher net income adjusted for non-cash items and timing differences in the cash settlement of operating assets and liabilities. Net cash used in investing activities increased as compared to the prior year primarily due to cash paid for acquisitions in the current year, partially offset by net liquidations of our investments as compared to net purchases in the prior year. Net cash provided by financing activities decreased as compared to the prior year primarily due to proceeds from issuance of debt in the prior year, partially offset by higher net proceeds from debt of CIPs.

The assets and liabilities of CIPs attributable to third-party investors do not impact our liquidity and capital resources. We have no right to the CIPs' assets, other than our direct equity investment in them and investment management and other fees earned from them. The debt holders of the CIPs have no recourse to our assets beyond the level of our direct investment, therefore we bear no other risks associated with the CIPs' liabilities. Accordingly, the assets and liabilities of CIPs, other than our direct investments in them, are excluded from the amounts and discussion below.

Our liquid assets and debt consisted of the following:

(in millions) as of September 30,	2023	2022	2021
Assets			
Cash and cash equivalents	$ 3,592.8	$ 4,086.8	$ 4,357.8
Receivables	1,181.7	1,130.8	1,300.4
Investments	1,098.8	830.0	1,042.2
Total Liquid Assets	$ 5,873.3	$ 6,047.6	$ 6,700.4
Liability			
Debt	$ 3,052.8	$ 3,376.4	$ 3,399.4

Liquidity

Liquid assets consist of cash and cash equivalents, receivables and certain investments. Cash and cash equivalents at September 30, 2023 primarily consist of money market funds and deposits with financial institutions. Liquid investments consist of investments in sponsored and other funds, direct investments in redeemable CIPs, other equity and debt securities, and time deposits with maturities greater than three months.

We utilize a significant portion of our liquid assets to satisfy operational and regulatory requirements and fund capital contributions to sponsored and other products. Certain of our subsidiaries are required by our internal policy or regulation to maintain minimum levels of cash and/or capital, and may be restricted in their ability to transfer cash to their parent companies. Should we require more capital than is available for use, we could elect to reduce the level of discretionary activities, such as share repurchases or investments in sponsored and other products, we could raise capital through debt or equity issuances, or utilize existing or new credit facilities. These alternatives could result in increased interest expense, decreased dividend or interest income, or other dilution to our earnings.

Capital Resources

We believe that we can meet our present and reasonably foreseeable operating cash needs and future commitments through existing liquid assets, continuing cash flows from operations, amounts available under the credit facility discussed below, the ability to issue debt or equity securities and borrowing capacity under our uncommitted commercial paper private placement program.

In prior fiscal years, we issued senior unsecured unsubordinated notes for general corporate purposes and to redeem outstanding notes. At September 30, 2023, Franklin's outstanding senior notes had an aggregate principal amount due of $1,600.0 million. The notes have fixed interest rates from 1.600% to 2.950% with interest paid semi-annually and have an aggregate carrying value, inclusive of unamortized discounts and debt issuance costs, of $1,585.0 million. At September 30, 2023, Legg Mason's outstanding senior notes had an aggregate principal amount due of $1,250.0 million. The notes have fixed interest rates from 3.950% to 5.625% with interest paid semi-annually and have an aggregate carrying value, inclusive of unamortized premium, of $1,467.8 million.

The senior notes contain an optional redemption feature that allows us to redeem each series of notes prior to maturity in whole or in part at any time, at a make-whole redemption price. The indentures governing the senior notes

contain limitations on our ability and the ability of our subsidiaries to pledge voting stock or profit participating equity interests in our subsidiaries to secure other debt without similarly securing the notes equally and ratably. In addition, the indentures include requirements that must be met if we consolidate or merge with, or sell all of our assets to, another entity.

On July 25, 2023, we terminated our undrawn 364-day $500.0 million revolving credit facility and our 3-year term loan with an aggregate commitment of $300.0 million. The term loan was repaid with existing cash. Concurrently, the Company entered into a $800.0 million 5-year revolving credit facility which remains undrawn as of the time of this filing. This facility contains a financial performance covenant requiring that the Company maintain a consolidated net leverage ratio, measured as of the last day of each fiscal quarter, of no greater than 3.25 to 1.00. We were in compliance with all debt covenants at September 30, 2023.

At September 30, 2023, we had $500.0 million of short-term commercial paper available for issuance under an uncommitted private placement program which has been inactive since 2012 and is unrated.

Our ability to access the capital markets in a timely manner depends on a number of factors, including our credit rating, the condition of the global economy, investors' willingness to purchase our securities, interest rates, credit spreads and the valuation levels of equity markets. If we are unable to access capital markets in a timely manner, our business could be adversely impacted.

Uses of Capital

We expect that our main uses of cash will be to invest in and grow our business including through acquisitions, pay stockholder dividends, invest in our products, pay income taxes and operating expenses of the business, enhance technology infrastructure and business processes, repurchase shares of our common stock, and repay and service debt. While we expect to continue to repurchase shares to offset dilution from stock-based compensation, and expect to continue to repurchase shares opportunistically from time to time, we will likely spend more of our post-dividend free cash flow investing in our business, including seed capital and acquiring resources to help grow our investment teams and operations.

In the ordinary course of business, we enter into contracts or purchase obligations with third parties whereby the third parties provide goods or services to or on behalf of the Company. Purchase obligations include contractual amounts that will be due to purchase goods and services to be used in our operations and are recorded as liabilities in the consolidated financial statements when services are provided. At September 30, 2023, we had $779.1 million of purchase obligations.

We typically declare cash dividends on a quarterly basis, subject to approval by our Board of Directors. We declared regular dividends of $1.20 per share ($0.30 per share per quarter) in fiscal year 2023, and of $1.16 per share ($0.29 per share per quarter) in fiscal year 2022. We currently expect to continue paying comparable regular dividends on a quarterly basis to holders of our common stock depending upon earnings and other relevant factors.

We maintain a stock repurchase program to manage our equity capital with the objective of maximizing shareholder value. Our stock repurchase program is effected through open-market purchases and private transactions in accordance with applicable laws and regulations, and is not subject to an expiration date. The size and timing of these purchases will depend on business conditions, price, market and other factors. During fiscal years 2023 and 2022, we repurchased 9.6 million and 6.5 million shares of our common stock at a cost of $256.3 million and $180.8 million. At September 30, 2023, 14.7 million shares remained available for repurchase under the authorization of 80.0 million shares approved by our Board of Directors in April 2018.

While we have no legal or contractual obligation to do so, we routinely make cash investments in the course of launching sponsored funds. At September 30, 2023, we had $305.6 million of committed capital contributions which relate to commitments to invest in sponsored funds and other investment products and entities, including CIPs. These unfunded commitments are not recorded in the consolidated balance sheet.

We entered into a lease agreement for office space in New York City located at One Madison Avenue with occupancy expected to begin in early fiscal year 2024 with an aggregate expected commitment of $766.7 million over sixteen years. In the first quarter of fiscal year 2024, we expect to recognize operating lease liabilities of approximately $400 million. This is part of an initiative to consolidate our existing office space in New York City.

On May 31, 2023, we entered into a definitive agreement to acquire Putnam Investments from Great-West Lifeco, Inc. ("Great-West") for approximately 33.3 million shares of our common stock that we will issue to Great-West at closing and $100.0 million paid in cash 180 days after closing. We plan to pay the cash portion with existing cash.

On November 1, 2022, we acquired all of the outstanding ownership interests in BNY Alcentra Group Holdings, Inc. from The Bank of New York Mellon Corporation. Total purchase consideration consisted of cash consideration of approximately $594.1 million, which includes $188.3 million for certain securities held in Alcentra's CLOs; deferred consideration of $62.0 million which was paid on November 1, 2023; and contingent consideration of up to $350.0 million to be paid upon the achievement of certain performance thresholds over the next four years that has an acquisition-date fair value of $24.6 million. We paid the purchase price from our existing cash.

On December 15, 2022, we entered into repurchase agreements with a third-party financing company for certain securities held in Alcentra's CLOs. Under the terms of the repurchase agreements, we received cash proceeds of approximately $175.0 million with pledged collateral consisting of Alcentra investments with a carrying value of $171.3 million at September 30, 2023. The repurchase agreements have contractual maturity dates ranging between 2029 to 2034.

On April 1, 2022, we acquired all of the outstanding ownership interests in Lexington for cash consideration of approximately $1.0 billion and additional payments of $750.0 million to be paid in cash over the next three years. The first additional payment of $250.0 million was made during the quarter ended June 30, 2023 from our existing cash.

The funds that we manage have their own resources available for purposes of providing liquidity to meet shareholder redemptions, including securities that can be sold or provided to investors as in-kind redemptions, and lines of credit. Increased liquidity risks and redemptions have required, and may continue to require, increased cash in the form of loans or other lines of credit to help settle redemptions and for other related purposes. While we have no legal or contractual obligation to do so, we have in certain instances voluntarily elected to provide the funds with direct or indirect financial support based on our business objectives. We did not provide financial or other support to our sponsored funds during fiscal year 2023 or 2022.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. These estimates, judgments, and assumptions are affected by our application of accounting policies. Further, concerns about the global economic outlook have adversely affected and may continue to adversely affect our business, financial condition and results of operations including the estimates and assumptions made by management. Actual results could differ from the estimates. Described below are the accounting policies that we believe are most critical to understanding our financial position and results of operations. For additional information about our accounting policies, see Note 1 – Significant Accounting Policies in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report.

Consolidation

We consolidate our subsidiaries and investment products in which we have a controlling financial interest. We have a controlling financial interest when we own a majority of the voting interest in a voting interest entity ("VOE") or are the primary beneficiary of a variable interest entity ("VIE").

A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or do not have defined rights and obligations normally associated with an equity investment. The assessment of whether an entity is a VIE or VOE involves judgment and analysis on a structure-by-structure basis. When performing the assessment, we consider factors such as the entity's legal organization, design and capital structure, the rights of the equity investment holders and our contractual involvement with and ownership interest in the entity. Our VIEs are primarily investment products and our variable interests consist of our equity ownership interests in and investment management fees earned from these products.

We are the primary beneficiary of a VIE if we have the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that could potentially be significant to the VIE. Investment management fees earned from VIEs are excluded from the primary

beneficiary determination if they are deemed to be at market and commensurate with service. The key assumption used in the analysis includes the amount of AUM. These estimates and assumptions are subject to variability. For example, AUM is impacted by market volatility and the level of sales, redemptions, distributions to investors and reinvested distributions. There is judgment involved in assessing whether we have the power to direct the activities that most significantly impact VIEs' economic performance and the obligation to absorb losses of or right to receive benefits from VIEs that could potentially be significant to the VIEs. As of September 30, 2023, we were the primary beneficiary of 63 investment product VIEs.

Business Combinations

Business combinations are accounted for by recognizing the acquired assets, including separately identifiable intangible assets, and assumed liabilities at their acquisition-date estimated fair values. Any excess of the purchase consideration over the acquisition-date fair values of these identifiable assets and liabilities is recognized as goodwill. Determining the fair value of assets acquired and liabilities assumed involves the use of significant estimates and assumptions. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in earnings.

Intangible assets acquired in business combinations consist primarily of investment management contracts and trade names. The fair values of the acquired management contracts are based on the net present value of estimated future cash flows attributable to the contracts, which include significant assumptions about forecasts of the AUM growth rate, pre-tax profit margin, discount rate, average effective fee rate and effective tax rate. The fair value of trade names is determined using the relief from royalty method based on net present value of estimated future cash flows, which include significant assumptions about royalty rate, revenue growth rate, discount rate and effective tax rate. Our estimates are based on assumptions believed to be reasonable, but are inherently uncertain and unpredictable and, as a result, may differ from actual results.

Our management contract intangible assets are amortized over their estimated useful lives, which range from three to sixteen years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Indefinite-lived intangible assets represent contracts to manage investment assets for which there is no foreseeable limit on the contract period. Trade names are amortized over their estimated useful lives which range from five to twenty years using the straight-line method.

Goodwill and indefinite-lived intangible assets are tested for impairment annually and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit or indefinite-lived intangible asset below its carrying value. We have one reporting unit, investment management and related services, consistent with our single operating segment, to which all goodwill has been assigned. We make significant estimates and assumptions when evaluating goodwill and other intangible assets for impairment.

We may first assess goodwill and indefinite-lived intangible assets for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on key assumptions used in the determination of the fair value of the reporting unit or indefinite-lived intangible asset. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value or an indefinite-lived intangible asset is impaired, or if a qualitative assessment is not performed. Quantitative tests compare the fair value of the asset to its carrying value.

The fair values of the reporting unit and indefinite-lived intangible assets are based on the net present value of estimated future cash flows, which include significant assumptions about the AUM growth rate, pre-tax profit margin, discount rate, average effective fee rate and effective tax rate. The most relevant of these assumptions to the determination of estimated fair value are the AUM growth rate, pre-tax profit margin and the discount rate.

We performed a qualitative annual impairment test for goodwill and all indefinite-lived intangible assets as of August 1, 2023 and concluded it is more likely than not that the fair values of the reporting unit and the indefinite-lived intangible assets exceed their carrying values.

We subsequently monitored market conditions and their potential impact on the assumptions used in the annual assessment to determine whether circumstances have changed that would more likely than not reduce the fair value of the reporting unit below its carrying value, or indicate that the other indefinite-lived intangible assets might be impaired. We considered, among other things, changes in our AUM and weighted-average cost of capital by assessing whether these changes would impact the reasonableness of our impairment assessment as of August 1, 2023. We also monitored fluctuations of our common stock per share price to evaluate our market capitalization relative to the reporting unit as a whole. Subsequent to August 1, 2023, there were no impairments of goodwill or indefinite-lived intangible assets as no events occurred or circumstances changed that would indicate these assets might be impaired.

We test definite-lived intangible assets for impairment quarterly. Impairment is indicated when the carrying value of an asset is not recoverable and exceeds its fair value. Recoverability is evaluated based on estimated undiscounted future cash flows using assumptions about the AUM growth rate, pre-tax profit margin, average effective fee rate and expected useful life as well as royalty rate for trade name intangible assets. The most relevant of these assumptions to determine future cash flows is the AUM growth rate. If the carrying value of an asset is not recoverable through undiscounted cash flows, impairment is recognized in the amount by which the carrying value exceeds the asset's fair value, as determined by discounted cash flows or other methods as appropriate for the asset type. There were no impairments of definite-lived intangible assets during fiscal year 2023.

While we believe that the assumptions used to estimate fair value in our impairment tests are reasonable and appropriate, future changes in the assumptions could result in recognition of impairment.

Fair Value Measurements

Our investments are primarily recorded at fair value or amounts that approximate fair value on a recurring basis. We use a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. See Note 1 – Significant Accounting Policies in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report for more information on the fair value hierarchy.

As of September 30, 2023, Level 3 assets represented 6% of total assets measured at fair value, substantially all of which related to CIPs' investments in equity and debt securities. There were insignificant transfers into and out of Level 3 during fiscal year 2023.

The following are descriptions of the significant assets measured at fair value and their fair value methodologies.

Sponsored funds and separate accounts consist primarily of investments in nonconsolidated sponsored funds and to a lesser extent, separate accounts. Changes in the fair value of the investments are recognized as gains and losses in earnings. The fair values of fund products are determined based on their published NAV or estimated using NAV as a practical expedient. The fair values of the underlying investments in the separate accounts are determined using quoted market prices, or independent third-party broker or dealer price quotes if quoted market prices are not available.

Investments related to long-term incentive plans consist primarily of investments in sponsored funds related to certain compensation plans that have certain vesting provisions. Changes in fair value are recognized as gains and losses in earnings. The fair values of the investments are determined based on the fund products' published NAV or estimated using NAV as a practical expedient.

Other equity and debt investments consist of other equity and debt securities carried at fair value. Changes in the fair value are recognized as gains and losses in earnings. The fair values of equity securities, excluding fund products, and debt securities are determined using independent third-party broker or dealer price quotes or based on either a market-based or income-based approach using significant unobservable inputs. The fair values of fund products are determined based on their published NAV or estimated using NAV as a practical expedient.

Investments of CIPs consist of marketable debt and equity securities and other investments that are not generally traded in active markets. Changes in the fair value of the investments are recognized as gains and losses in earnings. The fair values of marketable securities are determined using quoted market prices, or independent third-party broker or dealer price quotes if quoted market prices are not available. The investments that are not generally traded in active markets consist of loans, other equity and debt securities of entities in emerging markets, fund products and real estate. The fair values are determined using significant unobservable inputs in either a market-based or income-based approach, except for fund products, for which fair values are estimated using NAV as a practical expedient.

Noncontrolling interests consist of third-party equity interests in CIPs and minority interests in certain subsidiaries. Noncontrolling interests that are redeemable or convertible for cash or other assets at the option of the noncontrolling interest holders and are classified as temporary equity at fair value, except when the fair value is less than the issuance date fair value, the reported amount is the issuance date fair value. Changes in fair value of redeemable noncontrolling interest is recognized as an adjustment to retained earnings. Nonredeemable noncontrolling interests do not permit the noncontrolling interest holders to request settlement, are reported at their issuance value and undistributed net income (loss) attributable to noncontrolling interests.

The fair value of third-party equity interests in CIPs are determined based on the published NAV or estimated using NAV a practical expedient. The fair values of redeemable noncontrolling interests related to minority interest in certain subsidiaries are determined using discounted cash flows and guideline public company methods, which include significant assumptions about forecasts of the AUM growth rate, pre-tax profit margin, discount rate and public company earnings multiples.

Revenues

We earn revenue primarily from providing investment management and related services to our customers, which are generally investment products or investors in separate accounts. Related services include fund administration, sales and distribution, and shareholder servicing. Revenues are recognized when our obligations related to the services are satisfied and it is probable that a significant reversal of the revenue amount would not occur in future periods. The obligations are satisfied over time as the services are rendered, except for the sales and distribution obligations for the sale of shares of sponsored funds, which are satisfied on trade date. Multiple services included in customer contracts are accounted for separately when the obligations are determined to be distinct.

Fees from providing investment management and fund administration services ("investment management fees"), other than performance-based investment management fees, are determined based on a percentage of AUM, primarily on a monthly basis using daily average AUM, and are recognized as the services are performed over time. Performance-based investment management fees are generated when investment products' performance exceeds targets established in customer contracts. These fees are recognized when significant reversal of the amount is no longer probable and may relate to investment management services that were provided in prior periods.

Sales and distribution fees primarily consist of upfront sales commissions and ongoing distribution fees. Sales commissions are based on contractual rates for sales of certain classes of sponsored funds and are recognized on trade date. Distribution service fees are determined based on a percentage of AUM, primarily on a monthly basis using daily average AUM. As the fee amounts are uncertain on trade date, they are recognized over time as the amounts become known and may relate to sales and distribution services provided in prior periods.

AUM is generally based on the fair value of the underlying securities held by investment products and is calculated using fair value methods derived primarily from unadjusted quoted market prices, unadjusted independent third-party broker or dealer price quotes in active markets, or market prices or price quotes adjusted for observable price movements after the close of the primary market. The fair values of securities for which market prices are not readily available are valued internally using various methodologies which incorporate significant unobservable inputs as appropriate for each security type. Pricing of the securities is governed by our global valuation and pricing policy, which defines valuation and pricing conventions for each security type, including practices for responding to unexpected or unusual market events.

As our AUM is primarily valued based on observable market prices or inputs, market risk is the most significant risk underlying the valuation of our AUM.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying values of deferred tax assets to the amount that is more likely than not to be realized. In assessing whether a valuation allowance should be established against a deferred income tax asset, we consider all positive and negative evidence, which includes timing of expiration, projected sources of taxable income, limitations on utilization under the statute and the effectiveness of prudent and feasible tax planning strategies among other factors. For each tax position taken or expected to be taken in a tax return, we utilize significant judgment related to the range of possible favorable or unfavorable outcomes to determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

We operate in numerous countries, states and other taxing jurisdictions. The income tax laws are complex and subject to different interpretations by the taxpayer and the relevant taxing authorities. Significant judgment is required in the determination of our annual income tax provisions, which includes the assessment of deferred tax assets and uncertain tax positions, as well as the interpretation and application of existing and newly enacted tax laws, regulation changes, and new judicial rulings. We repatriate foreign earnings that are in excess of regulatory, capital or operational requirements of all of our non-U.S. subsidiaries.

It is possible that actual results will vary from those recognized in our consolidated financial statements due to changes in the interpretation of applicable guidance or as a result of examinations by taxing authorities.

Loss Contingencies

We are involved in various lawsuits and claims encountered in the normal course of business. When such a matter arises and periodically thereafter, we consult with our legal counsel and evaluate the merits of the claims based on the facts available at that time. In management's opinion, an adequate accrual has been made as of September 30, 2023 to provide for any probable losses that may arise from such matters for which we could reasonably estimate an amount. See also Note 15 – Commitments and Contingencies in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, our financial position is subject to market risk, including, but not limited to, potential loss due to changes in the value of financial instruments including those resulting from adverse changes in interest rates, foreign currency exchange rates and market valuation. Financial instruments include, but are not limited to, investment securities and debt obligations. Management is responsible for managing market risk. Our Enterprise Risk Management Committee is responsible for providing a framework to assist management to identify, assess and manage market and other risks.

Our market risk from assets and liabilities of CIPs is limited to that of our direct equity investments in them and investment management fees earned from them. Accordingly, the assets and liabilities of CIPs are excluded from the discussion below.

AUM Market Price Risk

We are exposed to market risk through our investment management and distribution fees, which are generally calculated as a percentage of AUM. Changes in market prices, interest rates, credit spreads, foreign exchange rates, or a combination of these factors could cause the value of AUM to decline, which would result in lower investment management and distribution fees. Our exposure to these risks is reduced as we sponsor a broad range of investment products in various global jurisdictions, which serves to mitigate the impact of changes in any particular market or region.

Assuming the respective effective fee rates and asset mix remain unchanged, a proportional 10% change in the value of our average AUM would result in corresponding 10% changes in our investment management fees and asset-based distribution fee revenues, excluding performance-based investment management fees. Such a change for the fiscal year ended September 30, 2023 would have resulted in an increase or decrease in operating revenues of $690.1 million.

Interest Rate Risk

We are exposed to changes in interest rates primarily through our investments in funds that invest in debt securities, which were $2,471.2 million at September 30, 2023. Our exposure to interest rate risks from these investments is mitigated by the low average duration exposure and a broad range of products in various global jurisdictions. We had minimal exposure to changes in interest rates from debt obligations at September 30, 2023 as substantially all of our outstanding debt was issued at fixed rates.

As of September 30, 2023, we have considered the potential impact of a 100 basis point movement in market interest rates on our investments in funds that invest in debt securities. Based on our analysis, we do not expect that such a change would have a material impact on our earnings in the next 12 months.

Foreign Currency Exchange Risk

We are subject to foreign currency exchange risk through our international operations. While the majority of our revenues are earned in the U.S., we also provide services and earn revenue in international jurisdictions. Our exposure to foreign currency exchange risk is reduced in relation to our results of operations since a significant portion of these revenues is denominated in U.S. dollars. This situation may change in the future as our business continues to grow outside the U.S. and expenses incurred denominated in foreign currencies increase.

The exposure to foreign currency exchange risk in our consolidated balance sheet mostly relates to cash and cash equivalents and investments that are denominated in foreign currencies, primarily in the Euro, Indian Rupee, Pound Sterling and Australian dollar. These assets accounted for 23% of the total cash and cash equivalents and investments at September 30, 2023.

A 10% weakening of the U.S. dollar against the various foreign currencies to which we had exposure as described above would result in corresponding 10% increases in the U.S. dollar values of the foreign currency assets and 10% decreases in the foreign currency values of the U.S. dollar assets. Such a weakening as of September 30, 2023 would result in a $134.8 million decrease in accumulated other comprehensive loss and a $24.0 million decrease in pre-tax earnings. We generally do not use derivative financial instruments to manage foreign currency exchange risk exposure. As a result, both positive and negative currency fluctuations against the U.S. dollar may affect our results of operations and accumulated other comprehensive income (loss).

Market Valuation Risk

We are exposed to market valuation risks related to securities we hold that are carried at fair value. To mitigate the risks we maintain a diversified investment portfolio and, from time to time, we may enter into derivative agreements.

The following is a summary of the effect of a 10% increase or decrease in the carrying values of our financial instruments subject to market valuation risks at September 30, 2023. If such a 10% increase or decrease in carrying values were to occur, the changes from investments measured at fair value and direct investments in CIPs would result in a $190.7 million increase or decrease in our pre-tax earnings.

(in millions)	Carrying Value		Carrying Value Assuming a 10% Increase		Carrying Value Assuming a 10% Decrease	
Investments, at fair value	$	872.8	$	960.1	$	785.5
Direct investments in CIPs		1,033.9		1,137.3		930.5
Total	**$**	**1,906.7**	**$**	**2,097.4**	**$**	**1,716.0**

Item 8.   Financial Statements and Supplementary Data.

Index of Consolidated Financial Statements for the fiscal years ended September 30, 2023, 2022 and 2021.

All schedules have been omitted as the information is provided in the financial statements or in related notes thereto or is not required to be filed, as the information is not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Franklin Resources, Inc. and its consolidated subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2023, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on that assessment, management concluded that, as of September 30, 2023, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2023 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audits the Company's consolidated financial statements, as stated in their report immediately following this report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of September 30, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Franklin Resources, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Franklin Resources, Inc. and its subsidiaries (the "Company") as of September 30, 2023 and 2022, and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended September 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of Deferred Tax Assets

As described in Note 13 to the consolidated financial statements, the Company had gross deferred tax assets of $982.4 million as of September 30, 2023, reduced by a $292.9 million valuation allowance. Management records a valuation allowance to reduce the carrying values of deferred tax assets to the amount that is more likely than not to be realized. In assessing whether a valuation allowance should be established against a deferred income tax asset, management considers all positive and negative evidence, which includes timing of expiration, projected sources of taxable income, limitations on utilization under the statute, and effectiveness of prudent and feasible tax planning strategies.

The principal considerations for our determination that performing procedures relating to the realizability of deferred tax assets is a critical audit matter are the significant judgment by management when assessing the realizability of deferred tax assets, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management's assessment of the realizability of deferred tax assets and significant assumptions relating to the timing of expiration, projected sources of taxable income, limitations on utilization under the statute, and effectiveness of prudent and feasible tax planning strategies.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the realizability of deferred tax assets, including controls over the completeness and accuracy of data relevant to the analysis, determination of projected sources of taxable income and expected utilization of deferred tax assets. These procedures also included, among others: (i) evaluating management's assessment of the realizability of deferred tax assets and the need for a valuation allowance, (ii) evaluating the reasonableness of management's significant assumptions related to timing of expiration, projected sources of taxable income, limitations on utilization under the statute and effectiveness of prudent and feasible tax planning strategies, (iii) evaluating the prudence and feasibility of the implementation of available tax planning strategies, and (iv) testing the completeness and accuracy of the data utilized in the assessment of the realizability of deferred tax assets.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
November 13, 2023

We have served as the Company's auditor since 1974.

FRANKLIN RESOURCES, INC.
CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)

for the fiscal years ended September 30,	2023	2022	2021
Operating Revenues			
Investment management fees	$ 6,452.9	$ 6,616.8	$ 6,541.6
Sales and distribution fees	1,203.7	1,415.0	1,635.5
Shareholder servicing fees	152.7	193.0	211.2
Other	40.1	50.5	37.2
Total operating revenues	7,849.4	8,275.3	8,425.5
Operating Expenses			
Compensation and benefits	3,494.0	3,089.8	2,971.3
Sales, distribution and marketing	1,613.1	1,845.6	2,105.8
Information systems and technology	505.0	500.2	486.1
Occupancy	228.9	218.9	218.1
Amortization of intangible assets	341.1	282.0	232.0
General, administrative and other	565.0	564.9	537.2
Total operating expenses	6,747.1	6,501.4	6,550.5
Operating Income	1,102.3	1,773.9	1,875.0
Other Income (Expenses)			
Investment and other income, net	340.0	91.1	264.7
Interest expense	(123.7)	(98.2)	(85.4)
Investment and other income (losses) of consolidated investment products, net	115.8	(17.7)	421.1
Expenses of consolidated investment products	(18.7)	(19.7)	(31.2)
Other income (expenses), net	313.4	(44.5)	569.2
Income before taxes	1,415.7	1,729.4	2,444.2
Taxes on income	312.3	396.2	349.6
Net income	1,103.4	1,333.2	2,094.6
Less: net income (loss) attributable to			
Redeemable noncontrolling interests	135.5	(46.9)	94.1
Nonredeemable noncontrolling interests	85.1	88.2	169.3
Net Income Attributable to Franklin Resources, Inc.	$ 882.8	$ 1,291.9	$ 1,831.2
Earnings per Share			
Basic	$ 1.72	$ 2.53	$ 3.58
Diluted	1.72	2.53	3.57

See Notes to Consolidated Financial Statements.

FRANKLIN RESOURCES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Net Income	$ 1,103.4	$ 1,333.2	$ 2,094.6
Other Comprehensive Income (Loss)			
Currency translation adjustments, net of tax	112.8	(244.6)	29.1
Net unrealized gains (losses) on defined benefit plans, net of tax	(1.3)	0.8	0.9
Net unrealized gains on investments, net of tax	0.2	0.4	—
Total other comprehensive income (loss)	111.7	(243.4)	30.0
Total comprehensive income	1,215.1	1,089.8	2,124.6
Less: comprehensive income (loss) attributable to			
Redeemable noncontrolling interests	135.5	(46.9)	94.1
Nonredeemable noncontrolling interests	85.1	88.2	169.3
Comprehensive Income Attributable to Franklin Resources, Inc.	$ 994.5	$ 1,048.5	$ 1,861.2

See Notes to Consolidated Financial Statements.

62

FRANKLIN RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)

as of September 30,	2023	2022
Assets		
Cash and cash equivalents	$ 3,686.4	$ 4,134.9
Receivables	1,348.4	1,264.8
Investments (including $872.8 and $613.5 at fair value at September 30, 2023 and 2022)	2,222.0	1,651.3
Assets of consolidated investment products		
Cash and cash equivalents	716.0	647.6
Investments, at fair value	9,637.2	7,898.1
Property and equipment, net	800.1	743.3
Goodwill	6,003.8	5,778.6
Intangible assets, net	4,902.2	5,082.1
Operating lease right-of-use assets	406.3	464.5
Other	398.8	395.4
Total Assets	$ 30,121.2	$ 28,060.6
Liabilities		
Compensation and benefits	$ 1,665.1	$ 1,464.4
Accounts payable and accrued expenses	530.0	466.2
Income taxes	513.5	523.1
Debt	3,052.8	3,376.4
Liabilities of consolidated investment products		
Accounts payable and accrued expenses	349.7	646.9
Debt	8,231.8	5,457.7
Deferred tax liabilities	450.4	347.8
Operating lease liabilities	467.8	528.4
Other	1,286.2	1,425.0
Total liabilities	16,547.3	14,235.9
Commitments and Contingencies (Note 15)		
Redeemable Noncontrolling Interests	1,026.1	1,525.8
Stockholders' Equity		
Preferred stock, $1.00 par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $0.10 par value, 1,000,000,000 shares authorized; 495,937,891 and 499,575,175 shares issued and outstanding at September 30, 2023 and 2022	49.6	50.0
Retained earnings	12,376.6	12,045.6
Accumulated other comprehensive loss	(509.3)	(621.0)
Total Franklin Resources, Inc. stockholders' equity	11,916.9	11,474.6
Nonredeemable noncontrolling interests	630.9	824.3
Total stockholders' equity	12,547.8	12,298.9
Total Liabilities, Redeemable Noncontrolling Interests and Stockholders' Equity	$ 30,121.2	$ 28,060.6

See Notes to Consolidated Financial Statements.

63

FRANKLIN RESOURCES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions) as of and for the fiscal years ended September 30, 2023, 2022 and 2021	Franklin Resources, Inc. Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Stockholders' Equity	Nonredeemable Noncontrolling Interests	Total Stockholders' Equity
Balance at October 1, 2020	**495.1**	**$ 49.5**	**$ —**	**$10,472.6**	**$(407.6)**	**$ 10,114.5**	**$ 754.6**	**$ 10,869.1**
Adoption of new accounting guidance				(3.3)		(3.3)		(3.3)
Net income				1,831.2		1,831.2	169.3	2,000.5
Other comprehensive income					30.0	30.0		30.0
Dividends declared on common stock ($1.12 per share)				(573.7)		(573.7)		(573.7)
Repurchase of common stock	(7.3)	(0.7)	(192.8)	(14.7)		(208.2)		(208.2)
Issuance of common stock	14.0	1.4	132.0			133.4		133.4
Stock-based compensation			60.8			60.8		60.8
Net subscriptions and other				(2.1)		(2.1)	215.7	213.6
Net deconsolidation of investment products							(552.4)	(552.4)
Adjustment to fair value of redeemable noncontrolling interests				(159.2)		(159.2)		(159.2)
Balance at September 30, 2021	**501.8**	**$ 50.2**	**$ —**	**$11,550.8**	**$(377.6)**	**$ 11,223.4**	**$ 587.2**	**$ 11,810.6**
Net income				1,291.9		1,291.9	88.2	1,380.1
Other comprehensive loss					(243.4)	(243.4)		(243.4)
Dividends declared on common stock ($1.16 per share)				(585.2)		(585.2)		(585.2)
Repurchase of common stock	(6.5)	(0.6)	(231.4)	51.2		(180.8)		(180.8)
Issuance of common stock	4.3	0.4	171.4			171.8		171.8
Stock-based compensation			60.0			60.0		60.0
Net subscriptions and other				—		—	24.7	24.7
Net deconsolidation of investment products							(25.7)	(25.7)
Acquisition							149.9	149.9
Adjustment to fair value of redeemable noncontrolling interests				(263.1)		(263.1)		(263.1)
Balance at September 30, 2022	**499.6**	**$ 50.0**	**$ —**	**$12,045.6**	**$(621.0)**	**$ 11,474.6**	**$ 824.3**	**$ 12,298.9**
Net income				882.8		882.8	85.1	967.9
Other comprehensive income					111.7	111.7		111.7
Dividends declared on common stock ($1.20 per share)				(611.4)		(611.4)		(611.4)
Repurchase of common stock	(9.6)	(1.0)	(205.5)	(49.8)		(256.3)		(256.3)
Issuance of common stock	5.9	0.6	214.5			215.1		215.1
Stock-based compensation			(9.0)			(9.0)		(9.0)
Net subscriptions and other				—		—	82.1	82.1
Net deconsolidation of investment products							(360.6)	(360.6)
Adjustment to fair value of redeemable noncontrolling interests				109.4		109.4		109.4
Balance at September 30, 2023	**495.9**	**$ 49.6**	**$ —**	**$12,376.6**	**$(509.3)**	**$ 11,916.9**	**$ 630.9**	**$ 12,547.8**

See Notes to Consolidated Financial Statements.

FRANKLIN RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions) for the fiscal years ended September 30,	2023	2022	2021
Net Income	**$ 1,103.4**	**$ 1,333.2**	**$ 2,094.6**
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	182.6	208.2	171.9
Amortization of deferred sales commissions	50.0	64.8	78.2
Depreciation and other amortization	104.3	95.8	78.6
Amortization of intangible assets	341.1	282.0	232.0
Net (gains) losses on investments	(39.5)	75.4	(75.5)
Income from investments in equity method investees	(123.1)	(36.2)	(154.3)
Net losses (gains) on investments of consolidated investment products	120.4	95.1	(316.4)
Net purchase of investments by consolidated investment products	(829.4)	(355.9)	(781.0)
Deferred income taxes	41.5	98.0	3.7
Other	122.7	25.1	16.0
Changes in operating assets and liabilities:			
Increase in receivables and other assets	(63.2)	(86.7)	(182.5)
Decrease (increase) in investments, net	2.8	(3.7)	12.8
Increase in accrued compensation and benefits	128.9	281.7	114.8
Decrease in income taxes payable	(1.1)	(180.1)	(12.5)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(4.5)	64.8	(97.3)
Increase (decrease) in accounts payable and accrued expenses of consolidated investment products	1.8	(4.8)	62.3
Net cash provided by operating activities	**1,138.7**	**1,956.7**	**1,245.4**
Purchase of investments	(757.8)	(926.4)	(770.4)
Liquidation of investments	636.8	1,026.4	594.0
Purchase of investments by consolidated collateralized loan obligations	(4,364.1)	(3,991.7)	(3,654.7)
Liquidation of investments by consolidated collateralized loan obligations	1,834.1	1,948.8	1,624.2
Decrease in loan receivables, net	—	—	42.7
Additions of property and equipment, net	(148.8)	(90.3)	(79.3)
Acquisitions, net of cash acquired	(500.5)	(1,354.7)	(9.0)
Payments of contingent consideration asset	9.8	19.9	20.3
Payments of deferred consideration liability	(241.8)	—	—
Net (deconsolidation) consolidation of investment products	(49.8)	38.8	(383.7)
Net cash used in investing activities	**(3,582.1)**	**(3,329.2)**	**(2,615.9)**

[Table continued on next page]

See Notes to Consolidated Financial Statements.

FRANKLIN RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[Table continued from previous page]

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Issuance of common stock	$ 23.3	$ 25.1	$ 22.3
Dividends paid on common stock	(607.3)	(583.1)	(559.7)
Repurchase of common stock	(256.3)	(180.8)	(208.2)
Proceeds from repurchase agreement	174.8	—	—
Proceeds from issuance of debt	—	—	1,193.9
Payment of debt issuance costs	—	—	(11.8)
Payments on debt	(300.0)	(300.0)	(750.0)
Proceeds from loan	—	300.0	—
Proceeds from debt of consolidated investment products	3,539.9	4,884.4	2,937.9
Payments on debt by consolidated investment products	(1,105.0)	(2,745.8)	(1,315.7)
Payments on contingent consideration liabilities	(7.6)	(14.8)	—
Noncontrolling interests	567.2	200.0	721.4
Net cash provided by financing activities	**2,029.0**	**1,585.0**	**2,030.1**
Effect of exchange rate changes on cash and cash equivalents	34.3	(77.2)	(2.2)
Increase (decrease) in cash and cash equivalents	(380.1)	135.3	657.4
Cash and cash equivalents, beginning of year	4,782.5	4,647.2	3,989.8
Cash and Cash Equivalents, End of Year	**$ 4,402.4**	**$ 4,782.5**	**$ 4,647.2**
Supplemental Disclosure of Cash Flow Information			
Cash paid for income taxes	$ 233.2	$ 467.5	$ 498.0
Cash paid for interest	121.9	133.3	116.6
Cash paid for interest by consolidated investment products	379.2	148.2	102.8

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Significant Accounting Policies

Business. Franklin is a holding company with subsidiaries operating under its Franklin Templeton and/or subsidiary brand names. The Company provides investment management and related services to investors in jurisdictions worldwide through investment products which include sponsored funds, as well as institutional and high-net-worth separate accounts, retail separately managed account programs, sub-advised products, and other investment vehicles. The Company's related services include fund administration, sales and distribution, and shareholder servicing.

Basis of Presentation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management believes that the accounting estimates are appropriate, and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.

Consolidation. The consolidated financial statements include the accounts of Franklin and its subsidiaries and consolidated investment products ("CIPs") in which it has a controlling financial interest. The Company has a controlling financial interest when it owns a majority of the voting interest in a voting interest entity ("VOE") or is the primary beneficiary of a variable interest entity ("VIE"). Intercompany accounts and transactions have been eliminated.

A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or do not have defined rights and obligations normally associated with an equity investment. The Company's VIEs are primarily investment products, and its variable interests consist of its equity ownership interests in and investment management fees earned from these products.

The Company is the primary beneficiary of a VIE if it has the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that could potentially be significant to the VIE. Investment management fees earned from VIEs are excluded from the primary beneficiary determination if they are deemed to be at market and commensurate with service.

Related Parties include sponsored funds and equity method investees. A substantial amount of the Company's operating revenues and receivables are from related parties.

Earnings per Share. Basic and diluted earnings per share are computed using the two-class method, which considers participating securities as a separate class of shares. The Company's participating securities consist of its nonvested stock and stock unit awards that contain nonforfeitable rights to dividends or dividend equivalents. Basic earnings per share is computed by dividing net income available to the Company's common stockholders, adjusted to exclude earnings allocated to participating securities, by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period.

Business combinations are accounted for by recognizing the acquired assets, including separately identifiable intangible assets, and assumed liabilities at their acquisition-date estimated fair values. Any excess of the purchase consideration over the acquisition-date fair values of these identifiable assets and liabilities is recognized as goodwill. During the measurement period, which is not to exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed due to new information about facts that existed as of the acquisition date, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in earnings.

Intangible assets acquired in business combinations consist primarily of investment management contracts and trade names. The fair values of the acquired management contracts are based on the net present value of estimated future cash flows attributable to the contracts, which include significant assumptions about forecasts of the AUM growth rate, pre-tax profit margin, discount rate, average effective fee rate and effective tax rate. The fair value of trade names is determined using the relief from royalty method based on net present value of estimated future cash flows, which include significant assumptions about royalty rate, revenue growth rate, discount rate and effective tax rate. The management contract intangible assets are amortized over their estimated useful lives, which range from three to 16 years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Indefinite-lived intangible assets represent contracts to manage investment assets for which there is no foreseeable limit on the contract period. Trade names intangible assets are amortized over their estimated useful lives which range from five to twenty years using the straight-line method. Amortization and impairment are recognized in general, administrative and other expenses.

Goodwill and indefinite-lived intangible assets are tested for impairment annually as of August 1 and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit or indefinite-lived intangible asset below its carrying value. The Company has one reporting unit, investment management and related services, consistent with its single operating segment, to which all goodwill has been assigned.

Goodwill and indefinite-lived intangible assets may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit or indefinite-lived intangible asset. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value or an indefinite-lived intangible asset is impaired, or if a qualitative assessment is not performed.

The fair values of the reporting unit and indefinite-lived intangible assets are based on the net present value of estimated future cash flows, which include assumptions about the AUM growth rate, pre-tax profit margin, discount rate, average effective fee rate and effective tax rate.

If a quantitative goodwill impairment test indicates that the carrying value of the reporting unit exceeds its fair value, impairment is recognized in the amount of the difference in values not to exceed the total amount of goodwill allocated to the reporting unit.

If a quantitative indefinite-lived intangible assets impairment test indicates that the carrying value of the asset exceeds the fair value, impairment is recognized in the amount of the difference in values.

Definite-lived intangible assets are tested for impairment quarterly. Impairment is indicated when the carrying value of an asset is not recoverable and exceeds its fair value. Recoverability is evaluated based on estimated undiscounted future cash flows using assumptions about the AUM growth rate, pre-tax profit margin, average effective fee rate and expected useful lives as well as royalty rate for trade name intangible assets. If the carrying value of an asset is not recoverable through undiscounted cash flows, impairment is recognized in the amount by which the carrying value exceeds the asset's fair value, as determined by discounted cash flows or other methods as appropriate for the asset type.

Fair Value Measurements. The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities, which may include published net asset values ("NAV") for fund products.
Level 2	Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, or model-based valuation methodologies that utilize significant assumptions that are observable or corroborated by observable market data.
Level 3	Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability.

Quoted market prices may be adjusted if events occur, such as significant price changes in proxies traded in relevant markets after the close of corresponding markets, trade halts or suspensions, or unscheduled market closures. These proxies consist of correlated country-specific exchange-traded securities, such as futures, American Depositary Receipts indices or exchange-traded funds. The price adjustments are primarily determined based on third-party factors derived from model-based valuation techniques for which the significant assumptions are observable in the market.

The Company's investments are primarily recorded at fair value or amounts that approximate fair value on a recurring basis. Investments in fund products for which fair value is estimated using NAV as a practical expedient (when the NAV is available to the Company as an investor but is not publicly available) are not classified in the fair value hierarchy. Fair values are estimated for disclosure purposes for financial instruments that are not measured at fair value.

Cash and Cash Equivalents primarily consist of nonconsolidated sponsored money market funds and deposits with financial institutions and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, their carrying values approximate fair value.

The Company maintains cash and cash equivalents with financial institutions in various countries, limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Receivables consist primarily of fees receivable from investment products and are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, their carrying values approximate fair value.

Investments consist of investments in sponsored funds and separate accounts, investments related to long-term incentive plans, other equity and debt securities, investments in equity method investees and other investments.

Investments in sponsored funds and separate accounts consist primarily of nonconsolidated sponsored funds and to a lesser extent, separate accounts. Sponsored funds and separate accounts are carried at fair value with changes in the fair value recognized as gains and losses in earnings. The fair values of fund products are determined based on their published NAV or estimated using NAV as a practical expedient. The fair values of the underlying investments of the separate accounts are determined using quoted market prices, or independent third-party broker or dealer price quotes if quoted market prices are not available.

Investments related to long-term incentive plans consist primarily of investments in sponsored funds related to certain compensation plans that have vesting provision and are carried at fair value. Changes in fair value are recognized as gains and losses in earnings. The fair values of the investments are determined based on the sponsored funds' published NAV or estimated using NAV as a practical expedient.

Other equity and debt investments consist of equity and debt securities carried at fair value. Changes in the fair value of equity securities other than fund products are recognized as gains and losses in earnings. The fair values of equity and debt securities are determined using independent third-party broker or dealer price quotes or based on either a market-based or income-based approach using significant unobservable inputs. The fair values of fund products are determined based on their published NAV or estimated using NAV as a practical expedient.

Investments in Equity Method Investees consist of equity investments in entities, including sponsored funds, over which the Company is able to exercise significant influence, but not control. Significant influence is generally considered to exist when the Company's ownership interest in the investee is between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, also are considered in determining whether the equity method of accounting is appropriate. Investments in limited partnerships and limited liability companies are accounted for using the equity method when the Company's investment is more than minor or when the Company is the general partner. Under the equity method of accounting, the investments are initially carried at cost and subsequently adjusted by the Company's proportionate share of the entities' net income, which is recognized in earnings.

Other Investments consist of equity investments in entities over which the Company is unable to exercise significant influence and do not have a readily determinable fair value, and time deposits with maturities greater than three months from the date of purchase. The equity investments are measured at cost adjusted for observable price changes and impairment, if any, which are recognized in earnings. The fair value of the entities is generally estimated using significant unobservable inputs in either a market-based or income-based approach. The time deposits are carried at cost which approximates fair value due to their short-term nature and liquidity.

Impairment of Investments. Investments in equity method investees and equity investments that do not have a readily determinable fair value are evaluated for impairment on a quarterly basis. The evaluation of equity investments considers qualitative factors, including the financial condition and specific events related to an investee that may indicate the fair value of the investment is less than its carrying value. Impairment of equity securities is recognized in earnings.

Cash and Cash Equivalents of CIPs consist of highly liquid investments, including money market funds, which are readily convertible into cash, and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, their carrying values approximate fair value.

Receivables of CIPs consist of investment and share transaction related receivables and are carried at transacted amounts. Due to the short-term nature and liquidity of the receivables, their carrying values approximate fair value.

Investments of CIPs consist of marketable debt and equity securities and other investments that are not generally traded in active markets and are carried at fair value. Changes in the fair value of the investments are recognized as gains and losses in earnings. The fair values of marketable securities are determined using quoted market prices, or independent third-party broker or dealer price quotes if quoted market prices are not available.

The investments that are not generally traded in active markets consist of equity and debt securities of entities in emerging markets, fund products, other equity and debt instruments, and loans. The fair values are determined using significant unobservable inputs in either a market-based or income-based approach, except for fund products, for which fair values are estimated using NAV as a practical expedient.

Property and Equipment, net are recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from three to 35 years. Expenditures for repairs and maintenance are charged to expense when incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized over the shorter of the estimated useful lives of the software or the license terms, beginning when the software project is complete and the application is put into production.

Property and equipment are tested for impairment when there is an indication that the carrying value of an asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying values. When an asset is determined to not be recoverable, the impairment is measured based on the excess, if any, of the carrying value of the asset over its respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Leases consist primarily of operating leases relating to real estate. At the inception of a contract, the Company determines whether it is or contains a lease, which includes consideration of whether there are identified assets in the contract and if the Company has control over such assets. Right-of-use ("ROU") assets and lease liabilities are recognized for all arrangements that qualify as a lease, except for those with original lease terms of twelve months or less.

ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments using an incremental borrowing rate estimated on a collateralized basis with similar terms for the specific interest rate environment. Leases with fixed payments are expensed on a straight-line basis over the lease term. Variable lease payments based on usage, changes in an index or market rate are expensed as incurred. The lease terms include options to extend or terminate the lease when it is reasonably certain they will be exercised.

Lease and nonlease payment components are accounted for separately. ROU assets are tested for impairment when there is an indication that the carrying value of an asset may not be recoverable.

Debt consists of senior notes which are carried at amortized cost. The fair value is estimated using quoted market prices, independent third-party broker or dealer price quotes, or prices of publicly traded debt with similar maturities, credit risk and interest rates. Amortization of debt premium and discount are recognized over the terms of the notes in interest expense.

Debt of CIPs is carried at amortized cost. The fair value is estimated using a discounted cash flow model that considers current interest rate levels, the quality of the underlying collateral and current economic conditions. Debt of CIPs also included debt of consolidated collateralized loan obligations ("CLOs") which was measured primarily based on the fair value of the assets of the CLOs less the fair value of the Company's own economic interests in the CLOs.

Noncontrolling Interests consist of third-party equity interests in CIPs and minority interests in certain subsidiaries. Noncontrolling interests that are redeemable or convertible for cash or other assets at the option of the holder are classified as temporary equity at the higher of fair value on reporting date or issuance-date fair value. Changes in fair value of redeemable noncontrolling interest is recognized as an adjustment to retained earnings. Nonredeemable noncontrolling interests are classified as a component of equity. Net income (loss) attributable to third-party investors is reflected as net income (loss) attributable to nonredeemable and redeemable noncontrolling interests in the consolidated statements of income. Sales and redemptions of shares of CIPs by third-party investors are a component of the change in noncontrolling interests included in financing activities in the consolidated statements of cash flows.

The fair values of third-party equity interests in CIPs are determined based on the published NAV or estimated using NAV a practical expedient. The fair values of redeemable noncontrolling interests related to minority interest in certain subsidiaries are determined using discounted cash flows and guideline public company methods, which include significant assumptions about forecasts of the AUM growth rate, pre-tax profit margin, discount rate and public company earnings multiples.

Revenues. The Company earns revenue primarily from providing investment management and related services to its customers, which are generally investment products or investors in separate accounts. Related services include fund administration, sales and distribution, and shareholder servicing. Revenues are recognized when the Company's obligations related to the services are satisfied and it is probable that a significant reversal of the revenue amount would not occur in future periods. The obligations are satisfied over time as the services are rendered, except for the sales and distribution obligations for the sale of shares of sponsored funds which are satisfied on trade date. Multiple services included in customer contracts are accounted for separately when the obligations are determined to be distinct.

Fees from providing investment management and fund administration services ("investment management fees"), other than performance-based investment management fees, are determined based on a percentage of AUM, primarily on a monthly basis using daily average AUM, and are recognized as the services are performed over time. Performance-based investment management fees are generally generated when investment products' performance exceeds targets established in customer contracts. These fees are recognized when the amount is no longer probable of significant reversal and may relate to investment management services that were provided in prior periods.

Sales and distribution fees primarily consist of upfront sales commissions and ongoing distribution fees. Sales commissions are based on contractual rates for sales of certain classes of sponsored funds and are recognized on trade date. Distribution service fees are determined based on a percentage of AUM, primarily on a monthly basis using daily average AUM. As the fee amounts are uncertain on trade date, they are recognized over time as the amounts become known and may relate to sales and distribution services provided in prior periods.

Shareholder servicing fees are primarily determined based on a percentage of AUM on a monthly basis using daily average AUM and either the number of transactions in shareholder accounts or the number of shareholder accounts, while fees from certain investment products are based only on AUM. The fees are recognized as the services are performed over time.

AUM is generally based on the fair value of the underlying securities held by investment products and is calculated using fair value methods derived primarily from unadjusted quoted market prices, unadjusted independent third-party broker or dealer price quotes in active markets, or market prices or price quotes adjusted for observable price movements after the close of the primary market in accordance with the Company's global valuation and pricing policy. The fair values of securities for which market prices are not readily available are valued internally using various methodologies which incorporate significant unobservable inputs as appropriate for each security type and represent an insignificant percentage of total AUM.

Revenue is recorded gross of payments made to third-party service providers in the Company's role as principal as it controls the delegated services provided to customers.

Stock-Based Compensation. The fair value of stock-based payment awards is estimated on the date of grant based on the market price of the underlying shares of the Company's common stock and is amortized to compensation expense on a straight-line basis over the related vesting period, which is generally three years. Expense relating to awards subject to performance conditions is recognized if it is probable that the conditions will be achieved. The probability of achievement is assessed on a quarterly basis. Forfeitures are accounted for as they occur. The fair value of cash-settled phantom stock awards is amortized to compensation expense on a straight-line basis over the related vesting period, which is generally four years, and the related liability is carried at fair value.

Postretirement Benefits. Defined contribution plan costs are expensed as incurred.

Income Taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying values of deferred tax assets to the amount that is more likely than not to be realized. In assessing whether a valuation allowance should be established against a deferred income tax asset, the Company considers all positive and negative evidence, which includes timing of expiration, projected sources of taxable income, limitations on utilization under the statute and the effectiveness of prudent and feasible tax planning strategies among other factors. For each tax position taken or expected to be taken in a tax return, the Company utilizes significant judgment related to the range of possible favorable or unfavorable outcomes to determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest on tax matters is recognized in interest expense and penalties in other operating expenses.

The Company operates in numerous countries, states and other taxing jurisdictions. The income tax laws are complex and subject to different interpretations by the taxpayer and the relevant taxing authorities. Significant judgment is required in the determination of the Company's annual income tax provisions, which includes the assessment of deferred tax assets and uncertain tax positions, as well as the interpretation and application of existing and newly enacted tax laws, regulation changes, and new judicial rulings. The Company repatriates foreign earnings that are in excess of regulatory, capital or operational requirements of all of its non-U.S. subsidiaries.

Foreign Currency Translation and Transactions. Assets and liabilities of non-U.S. subsidiaries for which the local currency is the functional currency are translated at current exchange rates as of the end of the accounting period. The related revenues and expenses are translated at average exchange rates in effect during the period. Net exchange gains and losses resulting from translation are excluded from income and are recorded as part of accumulated other comprehensive income (loss). Transactions denominated in a foreign currency are revalued at the current exchange rate at the transaction date and any related gains and losses are recognized in earnings.

Note 2 – Acquisition

BNY Alcentra Group Holdings, Inc.

On November 1, 2022, the Company acquired all of the outstanding ownership interests in BNY Alcentra Group Holdings, Inc. (together with its subsidiaries "Alcentra") from The Bank of New York Mellon Corporation. Total purchase price consisted of cash consideration of $594.1 million, which includes $188.3 million for certain securities held in Alcentra's collateralized loan obligations ("CLOs"); deferred consideration of $62.0 million which was paid on November 1, 2023; and contingent consideration to be paid upon the achievement of certain performance thresholds over the next four years of up to $350.0 million that has an acquisition-date fair value of $24.6 million. The consideration paid was funded from existing cash. During the quarter ended March 31, 2023, cash consideration increased by $6.8 million due to a net working capital adjustment and deferred consideration increased by $1.6 million.

The following table summarizes the initial and revised estimated fair value amounts recognized for the assets acquired and liabilities assumed and resulting goodwill as of the acquisition date:

(in millions) as of November 1, 2022	Initial Estimated Fair Value	Adjustments	Revised Estimated Fair Value
Cash and cash equivalents	$ 93.6	$ —	$ 93.6
Receivables	57.2	(8.8)	48.4
Investments	285.3	1.6	286.9
Goodwill	152.6	52.7	205.3
Indefinite-lived intangible assets	89.9	—	89.9
Definite-lived intangible assets	55.7	—	55.7
Other assets	9.0	3.1	12.1
Deferred tax liabilities	—	(36.7)	(36.7)
Compensation and benefits and other liabilities	(71.0)	(3.5)	(74.5)
Total Identifiable Net Assets	**$ 672.3**	**$ 8.4**	**$ 680.7**

The adjustments to the initial estimated fair values are a result of new information obtained about the facts that existed as of the acquisition date. The purchase price allocation is preliminary and subject to change during the measurement period, which is not to exceed one year from the acquisition date. At this time, the Company does not expect material changes to the assets acquired or liabilities assumed.

The goodwill is primarily attributable to expected growth opportunities from the combined operations and is not deductible for tax purposes. The definite-lived intangible assets relate to acquired investment management contracts and trade names, which are amortized over their estimated useful lives ranging from 3.0 years to 10.0 years. Amortization expense related to the definite-lived intangible assets was $12.8 million for the fiscal year ended September 30, 2023 ("fiscal year 2023"). Costs incurred in connection with the acquisition were $14.1 million for the fiscal year ended September 30, 2023.

Alcentra contributed $158.0 million of operating revenue and did not have a material impact to net income attributable to Franklin Resources, Inc. for the fiscal year ended September 30, 2023. Consequently, the Company has not presented pro forma combined results of operations for this acquisition.

In connection with the acquisition, the Company on December 15, 2022 entered into repurchase agreements with a third-party financing company for certain securities held by the Company in Alcentra's CLOs. As of September 30, 2023, other liabilities includes repurchase agreements of $164.2 million with maturity values of €132.3 million and $42.4 million in local currency. The Company has pledged Alcentra investments with a carrying value of $171.3 million as collateral as of September 30, 2023. The repurchase agreements have contractual maturity dates ranging between 2029 to 2034.

Note 3 – Earnings per Share

The components of basic and diluted earnings per share were as follows:

(in millions, except per share data)			
for the fiscal years ended September 30,	2023	2022	2021
Net income attributable to Franklin Resources, Inc.	$ 882.8	$ 1,291.9	$ 1,831.2
Less: allocation of earnings to participating nonvested stock and stock unit awards	37.7	54.1	77.7
Net Income Available to Common Stockholders	**$ 845.1**	**$ 1,237.8**	**$ 1,753.5**
Weighted-average shares outstanding – basic	490.0	488.7	489.9
Dilutive effect of nonparticipating nonvested stock unit awards	0.8	0.6	0.7
Weighted-Average Shares Outstanding – Diluted	**490.8**	**489.3**	**490.6**
Earnings per Share			
Basic	$ 1.72	$ 2.53	$ 3.58
Diluted	1.72	2.53	3.57

Nonparticipating nonvested stock unit awards excluded from the calculation of diluted earnings per share because their effect would have been antidilutive were insignificant for fiscal year 2023 and the fiscal year ended September 30, 2022 ("fiscal year 2022"). No nonparticipating nonvested stock unit awards were excluded for the fiscal year ended September 30, 2021 ("fiscal year 2021").

Note 4 – Revenues

Operating revenues by geographic area were as follows:

(in millions) for the fiscal year ended September 30, 2023	United States	Luxembourg	Asia-Pacific	Americas Excluding United States	Europe, Middle East and Africa, Excluding Luxembourg	Total
Investment management fees	$ 4,877.1	$ 803.9	$ 285.6	$ 216.2	$ 270.1	$ 6,452.9
Sales and distribution fees	847.3	296.0	19.8	40.6	—	1,203.7
Shareholder servicing fees	118.7	31.5	2.2	0.3	—	152.7
Other	37.7	0.8	1.2	—	0.4	40.1
Total	**$ 5,880.8**	**$ 1,132.2**	**$ 308.8**	**$ 257.1**	**$ 270.5**	**$ 7,849.4**

(in millions) for the fiscal year ended September 30, 2022	United States	Luxembourg	Asia-Pacific	Americas Excluding United States	Europe, Middle East and Africa, Excluding Luxembourg	Total
Investment management fees	$ 4,926.6	$ 901.1	$ 309.6	$ 246.5	$ 233.0	$ 6,616.8
Sales and distribution fees	997.7	341.8	25.5	50.0	—	1,415.0
Shareholder servicing fees	153.8	36.0	1.4	0.2	1.6	193.0
Other	48.1	1.0	0.7	0.5	0.2	50.5
Total	**$ 6,126.2**	**$ 1,279.9**	**$ 337.2**	**$ 297.2**	**$ 234.8**	**$ 8,275.3**

(in millions) for the fiscal year ended September 30, 2021	United States	Luxembourg	Asia-Pacific	Americas Excluding United States	Europe, Middle East and Africa, Excluding Luxembourg	Total
Investment management fees	$ 4,647.7	$ 1,075.0	$ 333.3	$ 285.6	$ 200.0	$ 6,541.6
Sales and distribution fees	1,137.4	395.8	46.1	52.5	3.7	1,635.5
Shareholder servicing fees	164.7	36.1	6.6	0.2	3.6	211.2
Other	29.2	1.0	1.9	—	5.1	37.2
Total	**$ 5,979.0**	**$ 1,507.9**	**$ 387.9**	**$ 338.3**	**$ 212.4**	**$ 8,425.5**

Operating revenues are attributed to geographic areas based on the locations of the subsidiaries that provide the services, which may differ from the regions in which the related investment products are sold.

Revenues earned from sponsored funds were 82%, 81% and 81% of the Company's total operating revenues for the fiscal years 2023, 2022 and 2021.

Note 5 – Investments

The disclosures below include details of the Company's investments, excluding those of CIPs. See Note 10 – Consolidated Investment Products for information related to the investments held by these entities.

Investments consisted of the following:

(in millions) as of September 30,	2023	2022
Investments, at fair value		
Sponsored funds and separate accounts	$ 630.5	$ 413.0
Investments related to long-term incentive plans	191.6	143.3
Other equity and debt investments	50.7	57.2
Total investments, at fair value	872.8	613.5
Investments in equity method investees	1,089.2	771.5
Other investments	260.0	266.3
Total	**$ 2,222.0**	**$ 1,651.3**

Note 6 – Fair Value Measurements

The disclosures below include details of the Company's fair value measurements, excluding those of CIPs. See Note 10 – Consolidated Investment Products for information related to fair value measurements of the assets and liabilities of these entities.

The assets and liabilities measured at fair value on a recurring basis were as follows:

(in millions) as of September 30, 2023	Level 1	Level 2	Level 3	NAV as a Practical Expedient	Total
Assets					
Investments, at fair value					
Sponsored funds and separate accounts	$ 356.5	$ 211.9	$ 18.5	$ 43.6	$ 630.5
Investments related to long-term incentive plans	168.2	—	—	23.4	191.6
Other equity and debt investments	3.4	11.3	3.3	32.7	50.7
Total Assets Measured at Fair Value	**$ 528.1**	**$ 223.2**	**$ 21.8**	**$ 99.7**	**$ 872.8**
Liabilities					
Securities sold short	$ 158.3	$ —	$ —	$ —	$ 158.3
Contingent consideration liabilities	—	—	55.0	—	55.0
Total Liabilities Measured at Fair Value	**$ 158.3**	**$ —**	**$ 55.0**	**$ —**	**$ 213.3**

(in millions) as of September 30, 2022	Level 1	Level 2	Level 3	NAV as a Practical Expedient	Total
Assets					
Investments, at fair value					
Sponsored funds and separate accounts	$ 289.5	$ 55.4	$ 14.1	$ 54.0	$ 413.0
Investments related to long-term incentive plans	143.3	—	—	—	143.3
Other equity and debt investments	3.1	19.4	2.7	32.0	57.2
Contingent consideration asset	—	—	9.8	—	9.8
Total Assets Measured at Fair Value	**$ 435.9**	**$ 74.8**	**$ 26.6**	**$ 86.0**	**$ 623.3**
Liabilities					
Contingent consideration liabilities	$ —	$ —	$ 31.6	$ —	$ 31.6

Investments for which fair value was estimated using reported NAV as a practical expedient primarily consist of nonredeemable private debt, equity and infrastructure funds, and redeemable alternative credit, global equity and private real estate funds. These investments were as follows:

(in millions) as of September 30,	2023	2022
Nonredeemable investments[1]		
Investments with known liquidation periods	$ 32.1	$ 32.8
Investments with unknown liquidation periods	17.4	29.4
Redeemable investments[2]	50.2	23.8
Unfunded commitments	43.1	51.4

---

[1] The investments are expected to be returned through distributions over the life of the funds as a result of liquidations of the funds' underlying assets. Investments with known liquidation periods have an expected weighted-average life of 2.9 years and 3.4 years at September 30, 2023 and 2022.

[2] Investments are redeemable on a semi-monthly, monthly and quarterly basis.

Financial instruments that were not measured at fair value were as follows:

(in millions) as of September 30,	Fair Value Level	2023 Carrying Value	2023 Estimated Fair Value	2022 Carrying Value	2022 Estimated Fair Value
Financial Assets					
Cash and cash equivalents	1	$ 3,686.4	$ 3,686.4	$ 4,134.9	$ 4,134.9
Other investments					
Time deposits	2	9.9	9.9	9.4	9.4
Equity securities	3	250.1	250.1	256.9	256.9
Financial Liability					
Debt	2	$ 3,052.8	$ 2,419.4	$ 3,376.4	$ 2,750.1

Note 7 – Property and Equipment

Property and equipment, net consisted of the following:

(in millions) as of September 30,	2023	2022	Useful Lives In Years
Buildings and leasehold improvements	$ 932.9	$ 894.3	5-35
Software	379.1	414.0	3-10
Equipment and furniture	366.7	314.0	3-10
Land	78.7	78.7	N/A
Total cost	1,757.4	1,701.0	
Less: accumulated depreciation and amortization	(957.3)	(957.7)	
Property and Equipment, Net	**$ 800.1**	**$ 743.3**	

Depreciation and amortization expense related to property and equipment was $108.2 million, $108.1 million and $124.4 million in fiscal years 2023, 2022 and 2021. The Company recognized no impairment of property and equipment in fiscal years 2023, 2022 and 2021.

Note 8 – Goodwill and Other Intangible Assets

Goodwill and other intangible assets, net consisted of the following:

(in millions)

as of September 30,	2023	2022
Goodwill	$ 6,003.8	$ 5,778.6
Indefinite-lived intangible assets	3,672.1	3,574.4
Definite-lived intangible assets, net	1,230.1	1,507.7
Goodwill and Other Intangible Assets, Net	**$ 10,906.0**	**$ 10,860.7**

Changes in the carrying value of goodwill were as follows:

(in millions)

for the fiscal years ended September 30,	2023	2022
Balance at beginning of year	$ 5,778.6	$ 4,457.7
Acquisitions	152.6	1,367.6
Purchase price allocation adjustment	62.0	(9.3)
Foreign exchange revaluation	10.6	(37.4)
Balance at End of Year	**$ 6,003.8**	**$ 5,778.6**

During fiscal years 2023 and 2022, no impairment of goodwill was recognized.

The Company recognized insignificant impairments of indefinite-lived intangible assets during fiscal years 2023 and 2022 due to declines in market prices of crypto assets.

Definite-lived intangible assets were as follows:

(in millions)

as of September 30,	2023 Gross Carrying Value	2023 Accumulated Amortization	2023 Net Carrying Value	2022 Gross Carrying Value	2022 Accumulated Amortization	2022 Net Carrying Value
Management contracts	$ 1,822.5	$ (824.3)	$ 998.2	$ 1,774.2	$ (514.4)	$ 1,259.8
Trade names	310.1	(82.8)	227.3	294.3	(53.8)	240.5
Developed software	14.4	(9.8)	4.6	14.4	(7.0)	7.4
Total	**$ 2,147.0**	**$ (916.9)**	**$ 1,230.1**	**$ 2,082.9**	**$ (575.2)**	**$ 1,507.7**

No impairment of definite-lived intangible assets was recognized during fiscal years 2023 and 2022.

Definite-lived intangible assets had a weighted-average remaining useful life of 5.9 years at September 30, 2023, with estimated remaining amortization expense as follows:

(in millions)

for the fiscal years ending September 30,	Amount
2024	$ 333.7
2025	320.7
2026	244.3
2027	110.2
2028	64.7
Thereafter	156.5
Total	**$ 1,230.1**

Note 9 – Debt

The disclosures below include details of the Company's debt, excluding that of CIPs. See Note 10 – Consolidated Investment Products for information related to the debt of these entities.

Debt consisted of the following:

(in millions)

as of September 30,	2023	Effective Interest Rate	2022	Effective Interest Rate
Debt of Franklin Resources, Inc.				
$400 million 2.850% senior notes due March 2025	$ 399.9	2.97 %	$ 399.8	2.97 %
$850 million 1.600% senior notes due October 2030	847.1	1.74 %	846.7	1.74 %
$350 million 2.950% senior notes due August 2051	347.9	3.00 %	347.9	3.00 %
$300 million term loan due September 2025	—	N/A	300.0	3.50 %
Total debt of Franklin Resources, Inc.	1,594.9		1,894.4	
Debt of Legg Mason (a subsidiary of Franklin)				
$250 million 3.950% senior notes due July 2024	254.7	1.53 %	260.6	1.53 %
$450 million 4.750% senior notes due March 2026	482.9	1.80 %	496.2	1.80 %
$550 million 5.625% senior notes due January 2044	730.2	3.38 %	736.3	3.38 %
Total debt of Legg Mason	1,467.8		1,493.1	
Debt issuance costs	(9.9)		(11.1)	
Total	**$ 3,052.8**		**$ 3,376.4**	

On July 25, 2023, the Company terminated its 364-day $500.0 million revolving credit facility and its 3-year $300.0 million term loan. On the date of termination, the 364-day revolving credit facility had no amounts outstanding and all amounts outstanding under the term loan were repaid with existing cash. Concurrently, the Company entered into a 5-year $800.0 million revolving credit facility. As of the time of this filing, there were no borrowings outstanding under the 5-year credit facility.

At September 30, 2023, the Company had $500.0 million of short-term commercial paper available for issuance under an uncommitted private placement program which has been inactive since 2012.

At September 30, 2023, Franklin's outstanding senior unsecured unsubordinated notes had an aggregate principal amount due of $1,600.0 million. The notes have fixed interest rates with interest payable semi-annually.

At September 30, 2023, Legg Mason's outstanding senior unsecured unsubordinated notes had an aggregate principal amount due of $1,250.0 million. The notes have fixed interest rates with interest payable semi-annually. Franklin unconditionally and irrevocably guarantees all of the outstanding notes issued by Legg Mason.

The Franklin and Legg Mason senior notes contain an optional redemption feature that allows the Company to redeem each series of notes prior to maturity in whole or in part at any time, at a make-whole redemption price. The indentures governing the senior notes contain limitations on the Company's ability and the ability of its subsidiaries to pledge voting stock or profit participating equity interests in its subsidiaries to secure other debt without similarly securing the notes equally and ratably. In addition, the indentures include requirements that must be met if the Company consolidates or merges with, or sells all or substantially all of its assets to another entity. The new revolving credit facility contains a financial performance covenant requiring that the Company maintain a consolidated net leverage ratio, measured as of the last day of each fiscal quarter, of no greater than 3.25 to 1.00. The Company was in compliance with all covenants at September 30, 2023.

Note 10 – Consolidated Investment Products

CIPs consist of mutual and other investment funds, limited partnerships and similar structures, and CLOs, all of which are sponsored by the Company, and include both VOEs and VIEs. The Company had 70 CIPs, including 20 CLOs, as of September 30, 2023 and 59 CIPs, including 15 CLOs, as of September 30, 2022.

The balances related to CIPs included in the Company's consolidated balance sheets were as follows:

(in millions) as of September 30,	2023	2022
Assets		
Cash and cash equivalents	$ 716.0	$ 647.6
Receivables	166.7	134.0
Investments, at fair value	9,637.2	7,898.1
Total Assets	**$ 10,519.9**	**$ 8,679.7**
Liabilities		
Accounts payable and accrued expenses	$ 349.7	$ 646.9
Debt	8,231.8	5,457.7
Other liabilities	25.1	175.0
Total liabilities	8,606.6	6,279.6
Redeemable Noncontrolling Interests	580.1	942.2
Stockholders' Equity		
Franklin Resources, Inc.'s interests	1,033.9	960.8
Nonredeemable noncontrolling interests	299.3	497.1
Total stockholders' equity	1,333.2	1,457.9
Total Liabilities, Redeemable Noncontrolling Interests and Stockholders' Equity	**$ 10,519.9**	**$ 8,679.7**

The CIPs did not have a significant impact on net income attributable to the Company in fiscal years 2023, 2022 and 2021.

The Company has no right to the CIPs' assets, other than its direct equity investments in them and investment management and other fees earned from them. The debt holders of the CIPs have no recourse to the Company's assets beyond the level of its direct investment, therefore the Company bears no other risks associated with the CIPs' liabilities.

Fair Value Measurements

Assets of CIPs measured at fair value on a recurring basis were as follows:

(in millions) as of September 30, 2023	Level 1	Level 2	Level 3	NAV as a Practical Expedient	Total
Assets					
Cash and cash equivalents of CLOs	$ 352.3	$ —	$ —	$ —	$ 352.3
Receivables of CLOs	—	116.7	—	—	116.7
Investments					
Equity and debt securities	210.9	642.6	584.9	154.0	1,592.4
Loans	—	8,044.8	—	—	8,044.8
Total Assets Measured at Fair Value	**$ 563.2**	**$ 8,804.1**	**$ 584.9**	**$ 154.0**	**$ 10,106.2**

(in millions) as of September 30, 2022	Level 1	Level 2	Level 3	NAV as a Practical Expedient	Total
Assets					
Cash and cash equivalents of CLOs	$ 269.1	$ —	$ —	$ —	$ 269.1
Receivables of CLOs	—	67.4	—	—	67.4
Investments					
Equity and debt securities	75.4	881.0	555.8	173.5	1,685.7
Loans	—	5,704.4	239.4	—	5,943.8
Real estate	—	—	268.6	—	268.6
Total Assets Measured at Fair Value	**$ 344.5**	**$ 6,652.8**	**$ 1,063.8**	**$ 173.5**	**$ 8,234.6**

Investments for which fair value was estimated using reported NAV as a practical expedient consist of a redeemable global hedge fund, a redeemable U.S. equity fund and nonredeemable private equity funds. These investments were as follows:

(in millions) as of September 30,	2023	2022
Nonredeemable investments[1]		
Investments with known liquidation periods	$ —	$ 19.5
Investments with unknown liquidation periods	21.8	12.0
Redeemable investments[2]	132.2	142.0
Unfunded commitments[3]	—	0.2

1 The investments are expected to be returned through distributions over the life of the funds as a result of liquidations of the funds' underlying assets. As of September 30, 2023, there were no investments with known liquidation periods. Investments with known liquidation periods have an expected weighted-average life of 0.3 years at September 30, 2022.

2 Investments are redeemable on a monthly basis and liquidation periods are unknown.

3 As of September 30, 2023, there were no investments with unfunded commitments. Of the total unfunded commitments, the Company was contractually obligated to fund $0.1 million based on its ownership percentage in the CIPs, at September 30, 2022.

Changes in Level 3 assets were as follows:

(in millions) for the fiscal year ended September 30, 2023	Equity and Debt Securities	Real Estate	Loans	Total Level 3 Assets
Balance at beginning of year	$ 555.8	$ 268.6	$ 239.4	$ 1,063.8
Gains (losses) included in investment and other income (losses) of consolidated investment products, net	(47.6)	(9.0)	0.2	(56.4)
Purchases	91.9	86.1	58.4	236.4
Sales	(25.3)	—	(3.3)	(28.6)
Net consolidations (deconsolidations)	10.4	(345.7)	(293.0)	(628.3)
Transfers into Level 3	—	—	3.6	3.6
Transfers out of Level 3	(0.3)	—	(5.3)	(5.6)
Balance at End of Year	**$ 584.9**	**$ —**	**$ —**	**$ 584.9**
Change in unrealized losses included in net income relating to assets held at end of year	$ (46.3)	$ —	$ —	$ (46.3)

(in millions)

for the fiscal year ended September 30, 2022	Equity and Debt Securities	Real Estate	Loans	Total Level 3 Assets
Balance at beginning of year	$ 453.3	$ 89.4	$ 20.5	$ 563.2
Gains included in investment and other income (losses) of consolidated investment products, net	106.0	29.2	0.1	135.3
Purchases	177.5	150.0	14.0	341.5
Sales	(119.7)	—	(1.3)	(121.0)
Net consolidations (deconsolidations)	(52.1)	—	200.4	148.3
Transfers into Level 3	0.1	—	5.7	5.8
Transfers out of Level 3	(9.3)	—	—	(9.3)
Balance at End of Year	$ 555.8	$ 268.6	$ 239.4	$ 1,063.8
Change in unrealized gains included in net income relating to assets held at end of year	$ 101.1	$ 29.2	$ —	$ 130.3

Valuation techniques and significant unobservable inputs used in Level 3 fair value measurements were as follows:

(in millions)

as of September 30, 2023	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range (Weighted Average[1])
Equity and debt securities	$ 238.9	Market comparable companies	Enterprise value/ Revenue multiple	11.4–13.5 (12.1)
			Discount for lack of marketability	11.2%–13.6% (12.2%)
	346.0	Market pricing	Private sale pricing	$0.01–$1,000.00 ($23.88) per share
			Discount for lack of marketability	21.9%

(in millions)

as of September 30, 2022	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range (Weighted Average[1])
Equity and debt securities	$ 555.8	Market pricing	Private sale pricing	$0.01–$558.45 ($33.31) per share
			Discount for lack of marketability	23.5%–25.1% (24.9%)
Real estate	268.6	Discounted cash flow	Discount rate	4.5%–6.3% (5.1%)
			Exit capitalization rate	5.5%–6.8% (6.0%)
Loans	147.2	Market pricing	Price	$0.97–$0.98 ($0.98)
	60.4	Discounted cash flow	Discount rate	9.9%
	31.9	Yield capitalization	Credit spread	6.3%
			Loan-to-value ratio	79.1%–88.1% (83.1%)

---

[1] Based on the relative fair value of the instruments.

If the relevant significant inputs used in the market-based valuations, other than discount for lack of marketability, were independently higher (lower) as of September 30, 2023, the resulting fair value of the assets would be higher (lower). If the relevant significant inputs used in the discounted cash flow or yield capitalization valuations, as well as the discount for lack of marketability used in the market-based valuations, were independently higher (lower) as of September 30, 2023, the resulting fair value of the assets would be lower (higher).

Financial instruments of CIPs that were not measured at fair value were as follows:

(in millions)

as of September 30,	Fair Value Level	2023 Carrying Value	2023 Estimated Fair Value	2022 Carrying Value	2022 Estimated Fair Value
Financial Asset					
Cash and cash equivalents	1	$ 363.7	$ 363.7	$ 378.5	$ 378.5
Financial Liabilities					
Debt of CLOs[1]	2 or 3	8,210.0	8,013.2	5,408.0	5,548.8
Other debt	3	21.8	8.6	49.7	42.4

---

[1] Substantially all was Level 2.

Debt

Debt of CIPs consisted of the following:

(in millions)

as of September 30,	2023 Amount	2023 Weighted-Average Effective Interest Rate	2022 Amount	2022 Weighted-Average Effective Interest Rate
Debt of CLOs	$ 8,210.0	7.12%	$ 5,408.0	2.78%
Other debt	21.8	6.00%	49.7	5.19%
Total	$ 8,231.8		$ 5,457.7	

The debt of CIPs had fixed and floating interest rates ranging from 2.39% to 15.49% at September 30, 2023, and from 1.42% to 8.51% at September 30, 2022. The floating rates were based on the London Interbank Offered Rate ("LIBOR") and Secured Overnight Financing Rate ("SOFR"). As a result of the phase-out of LIBOR, effective July 1, 2023, our reference rates are transitioning to SOFR.

The contractual maturities for debt of CIPs at September 30, 2023 were as follows:

(in millions)

for the fiscal years ending September 30,	Amount
2024	$ 28.7
2025	—
2026	—
2027	—
2028	—
Thereafter	8,203.1
Total	$ 8,231.8

Collateralized Loan Obligations

The unpaid principal balance and fair value of the investments of CLOs were as follows:

(in millions)

as of September 30,	2023	2022
Unpaid principal balance	$ 8,317.5	$ 6,118.4
Difference between unpaid principal balance and fair value	(120.7)	(356.1)
Fair Value	$ 8,196.8	$ 5,762.3

Investments 90 days or more past due were immaterial at September 30, 2023 and September 30, 2022.

During fiscal years 2023 and 2022, the Company recognized $19.0 million and $22.6 million of net gains related to its own economic interests in the CLOs. The aggregate principal amount due of the debt of CLOs was $8,281.5 million and $5,781.3 million at September 30, 2023 and 2022.

Note 11 – Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests were as follows:

(in millions) for the fiscal years ended September 30, 2023, 2022 and 2021	CIPs	Minority Interests	Total
Balance at October 1, 2020	$ 397.3	$ 144.6	$ 541.9
Net income	63.8	30.3	94.1
Net subscriptions (distributions) and other	531.4	(23.6)	507.8
Net deconsolidations	(370.0)	—	(370.0)
Adjustment to fair value	—	159.2	159.2
Balance at September 30, 2021	**$ 622.5**	**$ 310.5**	**$ 933.0**
Net income (loss)	(106.1)	59.2	(46.9)
Net subscriptions (distributions) and other	244.5	(49.2)	195.3
Net consolidations	181.3	—	181.3
Adjustment to fair value	—	263.1	263.1
Balance at September 30, 2022	**$ 942.2**	**$ 583.6**	**$ 1,525.8**
Net income	77.4	58.1	135.5
Net subscriptions (distributions) and other	605.5	(86.3)	519.2
Net deconsolidations	(1,045.0)	—	(1,045.0)
Adjustment to fair value	—	(109.4)	(109.4)
Balance at September 30, 2023	**$ 580.1**	**$ 446.0**	**$ 1,026.1**

Note 12 – Nonconsolidated Variable Interest Entities

VIEs for which the Company is not the primary beneficiary consist of sponsored funds and other investment products in which the Company has an equity ownership interest. The Company's maximum exposure to loss from these VIEs consists of equity investments, investment management and other fee receivables as follows:

(in millions) as of September 30,	2023	2022
Investments	$ 925.9	$ 718.0
Receivables	206.1	165.4
Total	**$ 1,132.0**	**$ 883.4**

While the Company has no legal or contractual obligation to do so, it routinely makes cash investments in the course of launching sponsored funds. As it has done in the past, the Company also may voluntarily elect to provide its sponsored funds with additional direct or indirect financial support based on its business objectives. The Company did not provide financial or other support to its sponsored funds during fiscal years 2023 and 2022.

Note 13 – Taxes on Income

Taxes on income were as follows:

(in millions) for the fiscal years ended September 30,	2023	2022	2021
Current expense			
Federal	$ 148.1	$ 174.6	$ 226.7
State	55.6	45.0	50.3
Non-U.S.	67.1	78.6	68.9
Deferred expense	41.5	98.0	3.7
Total	**$ 312.3**	**$ 396.2**	**$ 349.6**

Income before taxes consisted of the following:

(in millions) for the fiscal years ended September 30,	2023	2022	2021
U.S.	$ 896.9	$ 1,427.2	$ 1,682.6
Non-U.S.	518.8	302.2	761.6
Total	**$ 1,415.7**	**$ 1,729.4**	**$ 2,444.2**

The significant components of deferred tax assets and deferred tax liabilities were as follows:

(in millions) as of September 30,	2023	2022
Deferred Tax Assets		
Capitalized mixed service costs	$ 167.5	$ 278.0
Net operating loss and state credit carry-forwards	331.8	258.8
Deferred compensation and benefits	193.8	157.3
Foreign tax credit carry-forwards	99.0	109.4
Debt premium	54.6	60.4
Other	135.7	150.8
Total deferred tax assets	982.4	1,014.7
Valuation allowance	(292.9)	(258.3)
Deferred tax assets, net of valuation allowance	689.5	756.4
Deferred Tax Liabilities		
Goodwill and other purchased intangibles	918.0	907.7
Other	90.0	93.7
Total deferred tax liabilities	1,008.0	1,001.4
Net Deferred Tax Liability	**$ 318.5**	**$ 245.0**

Deferred income tax assets and liabilities that relate to the same tax jurisdiction are presented net on the consolidated balance sheets. The components of the net deferred tax liability were classified in the consolidated balance sheets as follows:

(in millions) as of September 30,	2023	2022
Other assets	$ 131.9	$ 102.8
Deferred tax liabilities	450.4	347.8
Net Deferred Tax Liability	**$ 318.5**	**$ 245.0**

Included in the Company's net deferred tax liability were the deferred tax effects associated with the fair value of assets acquired and liabilities assumed from the acquisition of Legg Mason and acquired attributes that carry over to post-acquisition tax periods, including U.S. state and foreign net operating losses and foreign tax credits. Utilization of the U.S. state net operating losses and federal credit carry-forwards may be subject to annual limitations due to ownership change provisions under Section 382 of the Internal Revenue Code. Foreign tax credits can only be used to offset tax attributable to foreign source income.

At September 30, 2023, there were $121.3 million of non-U.S. tax effected net operating loss carry-forwards which expire between fiscal years 2024 and 2042. In addition, there were $151.8 million in tax effected state net operating loss carry-forwards that expire between fiscal years 2024 and 2043, with some having an indefinite carry-forward period. The Company also has federal net operating losses of $9.7 million, the majority of which will carry-forward indefinitely and $99.0 million of foreign tax credit carry-forwards that expire between fiscal years 2024 and 2030.

The valuation allowance increased $34.6 million in fiscal year 2023, primarily related to non-US net operating loss utilization. The valuation allowance decreased $61.0 million in fiscal year 2022 primarily related to state and non-US net operating loss utilization and US foreign tax credit utilization. At September 30, 2023, the valuation allowance of $292.9 million was related to $177.6 million for federal, state, and foreign net operating loss carry-forwards, $70.8 million due to uncertainty of realizing the benefit of foreign tax credits, $24.3 million for capital losses, $11.2 million for other state deferred taxes and $9.0 million for other foreign deferred taxes.

A reconciliation of the amount of tax expense at the federal statutory rate and taxes on income as reflected in the consolidated statements of income is as follows:

(in millions)

for the fiscal years ended September 30,	2023		2022		2021	
Federal taxes at statutory rate	$ 297.3	21.0%	$ 363.2	21.0%	$ 513.3	21.0%
State taxes, net of federal tax effect	71.3	5.0%	45.6	2.6%	60.8	2.5%
Tax reserve release on audit settlement, net of valuation allowance[1]	(11.4)	(0.8%)	(5.3)	(0.3%)	(126.8)	(5.2%)
Effect of net income attributable to noncontrolling interests	(38.3)	(2.7%)	(8.6)	(0.5%)	(55.3)	(2.3%)
Effect of non-U.S. operations	(14.7)	(1.0%)	13.0	0.8%	(30.4)	(1.2%)
Capital loss on investments, net of valuation allowance[2]	(8.8)	(0.6%)	—	—	(12.4)	(0.5%)
Foreign tax credit valuation allowance release[3]	7.2	0.5 %	(20.6)	(1.2%)	—	—
Other	9.7	0.7 %	8.9	0.5%	0.4	—
Tax Provision	**$ 312.3**	**22.1%**	**$ 396.2**	**22.9%**	**$ 349.6**	**14.3%**

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[1] The Company released a tax reserve in fiscal year 2021 following the close of an IRS audit of the transition tax for fiscal year 2018.

[2] The Company recognized a tax benefit in fiscal year 2021 for capital losses that were realized from sales of investments. These capital losses can be carried forward, for which the Company has assessed for realizability.

[3] The Company released a valuation allowance on foreign tax credit in fiscal year 2022 due to additional foreign source income from foreign investments.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits is as follows:

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Balance at beginning of year	$ 168.7	$ 184.3	$ 342.9
Additions for tax positions of prior years	6.1	2.5	4.2
Reductions for tax positions of prior years	(14.9)	(16.0)	(163.6)
Tax positions related to the current year	13.3	18.4	22.2
Settlements with taxing authorities	(19.9)	(0.4)	(3.2)
Expirations of statute of limitations	(14.5)	(20.1)	(18.2)
Balance at End of Year	**$ 138.8**	**$ 168.7**	**$ 184.3**

If recognized, $132.2 million for 2023, $161.9 million for 2022 and $173.4 million for 2021 would favorably affect the Company's effective income tax rate in future periods.

The Company accrues interest and penalties related to unrecognized tax benefits in interest expense and general, administrative and other expenses. Accrued interest on uncertain tax positions at September 30, 2023 and 2022 was $29.5 million and $24.8 million, and is not presented in the unrecognized tax benefits table above. Accrued penalties at September 30, 2023 and 2022 were $2.1 million and $4.4 million.

The Company files a consolidated U.S. federal income tax return, multiple U.S. state and local income tax returns, and income tax returns in multiple non-U.S. jurisdictions. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: India 2003 to 2023; Brazil 2008 to 2023, Canada 2018 to 2023; Australia 2019 to 2023, Hong Kong 2017 to 2023; Singapore 2018 to 2023; Luxembourg 2019 to 2023; U.K. 2020 to 2023; U.S. federal 2020 to 2023; the City of New York 2016 to 2023; the State of New York 2018 to 2023; the State of New Jersey 2019 to 2023; and the States of California and Florida 2020 to 2023.

The Company has ongoing litigation and examinations in various stages, U.S. federal for the fiscal year ended September 30, 2020, in the States of California and New York, and City of New York, and in Brazil, Canada and India. Examination outcomes and the timing of settlements are subject to significant uncertainty. Such settlements may involve some or all of the following: the payment of additional taxes, the adjustment of deferred taxes and/or the recognition of unrecognized tax benefits. The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2023 could decrease by an estimated $12.0 million within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local and non-U.S. tax jurisdictions, and potential settlements with U.S. states and non-U.S. taxing authorities.

The Tax Cuts and Jobs Act which was enacted into law in the U.S. in December 2017, includes various changes to the tax law, including a permanent reduction in the corporate income tax rate and assessment of a one-time transition tax on the deemed repatriation of post-1986 undistributed foreign subsidiaries' earnings. The payment for the Company's remaining federal portion of the transition tax liability were as follows:

(in millions)

for the fiscal years ending September 30,	Amount
2024	$ 138.9
2025	185.2
2026	231.6
Total	**$ 555.7**

Note 14 – Leases

Lessee Arrangements

The Company's leases generally include one or more options to renew. Lease expense was as follows:

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Operating lease cost	$ 124.1	$ 127.9	$ 141.4
Variable lease cost	5.8	8.3	21.2
Finance lease cost	0.6	0.2	0.4
Less: sublease income	(25.0)	(26.7)	(24.6)
Total lease expense	**$ 105.5**	**$ 109.7**	**$ 138.4**

Supplemental cash flow information related to leases was as follows:

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Operating cash flows from operating leases included in the measurement of operating lease liabilities	$ 125.6	$ 130.5	$ 133.7
ROU assets obtained in exchange for new/modified operating lease liabilities	45.4	53.4	18.7

The weighted-average remaining lease term and weighted-average discount rate for operating lease liabilities were as follows:

(in millions)

as of September 30,	2023	2022
Weighted-average remaining lease term	8.0 years	7.3 years
Weighted-average discount rate	3.2 %	2.5 %

The maturities of the liabilities were as follows:

(in millions)

for the fiscal years ending September 30,	Amount
2024	$ 95.2
2025	72.4
2026	57.3
2027	53.5
2028	48.4
Thereafter	216.0
Total lease payments	542.8
Less: interest	(75.0)
Operating lease liabilities	**$ 467.8**

Lessor Arrangements

The Company leases excess owned space in its San Mateo, California corporate headquarters and other office buildings, primarily in the U.S., to third parties, and generally include one or more options to renew. The Company subleases excess leased office spaces to various firms, primarily in the U.S., and generally include options to renew or terminate within a specified period.

The maturities of lease payments due to the Company as of September 30, 2023 were as follows:

(in millions)

for the fiscal years ending September 30,	Subleases	Leases
2024	$ 7.8	$ 46.8
2025	1.0	47.3
2026	0.5	46.2
2027	0.3	38.9
2028	—	25.9
Thereafter	—	76.9
Total	**$ 9.6**	**$ 282.0**

Note 15 – Commitments and Contingencies

Legal Proceedings

India Credit Fund Closure Matters. Effective April 24, 2020, Franklin Templeton Trustee Services Private Limited ("FTTS"), a subsidiary of Franklin, announced its decision to wind up six fixed income mutual fund schemes of the Franklin Templeton Mutual Fund in India (referred to herein as the "Funds"), closing the Funds to redemptions. At the time, the Funds had collective AUM of INR 25,648.3 crore (approximately $3.4 billion). In connection with the wind-up decision, FTTS sought to convene unitholder meetings for the Funds to approve the appointment of a liquidator, and the asset management company to the Funds, Franklin Templeton Asset Management (India) Private Limited ("FTAMI"), ceased earning investment management fees on the Funds.

In May and June 2020, certain Fund unitholders and others challenged the wind-up decision by filing legal petitions in India against a number of respondents, including Franklin, its subsidiaries FTTS, FTAMI, and Templeton International, Inc., as sponsor of the Franklin Templeton Mutual Fund, and related individuals (collectively, the "Company Respondents"), the Securities and Exchange Board of India ("SEBI"), and other governmental entities. The petitioners alleged that the Company Respondents violated various SEBI regulations, mismanaged the Funds, misrepresented or omitted certain information relating to the Funds, and/or engaged in other alleged misconduct. The petitioners requested a wide range of relief, including, among other items, an order quashing the winding up notices and blocking the unitholder votes, initiating investigations into the Company Respondents, and allowing the unitholder petitioners to redeem their investments with interest. An interim injunction order staying the operation and implementation of the unitholder voting process was issued and the petitions were transferred to the High Court of Karnataka for further consolidated proceedings. The court upheld the decision taken by FTTS to wind up the Funds while finding that unitholder approval was required to implement the decision. Cross appeals from the judgment were then filed in the Supreme Court of India. In the interim, FTTS proceeded to obtain approval from the majority of the voting unitholders for winding up the six Funds and in February 2021, the Supreme Court confirmed the results and appointed a third-party asset manager to serve as the liquidator and begin cash distributions to unitholders. The additional issues on appeal remain pending.

As of September 2023, all performing securities across the Funds have been liquidated and an aggregate of INR 27,508.1 crore (approximately $3.3 billion) has been distributed to Fund unitholders, exceeding the aggregate value of the Funds' AUM at the date of the wind-up announcement, reported above.

Separately, following the completion of a forensic audit/inspection, in late November and early December 2020, SEBI initiated regulatory proceedings by issuing show cause notices against FTAMI, FTTS and certain FTAMI employees (including in their officer or director capacities), alleging certain deficiencies and areas of non-compliance in the management of the Funds. In June 2021, SEBI issued orders against FTAMI, FTTS, and the FTAMI employee respondents, finding violations of certain regulatory provisions, including with respect to similarity in investment strategies among the Funds, calculation of duration and valuation of portfolio securities, deficiencies in documentation relating to investment diligence and investment terms, and portfolio risk management. SEBI's orders include, as applicable, aggregate monetary penalties of INR 20.0 crore (approximately $2.4 million); disgorgement of investment management and advisory fees, together with interest through the date of SEBI's order, totaling INR 512.5 crore (approximately $61.7 million), with continuing accrual of 12% interest until paid; and a prohibition on FTAMI from launching new fixed income funds in India for a two-year period, which has since concluded. The respondents filed appeals, as well as applications to stay enforcement of SEBI's orders pending resolution of the appeals, with the Securities Appellate Tribunal (the "SAT") in India, which stay applications were granted in June and July 2021, subject to respondents' deposit in escrow of a portion of the ordered penalties for an aggregate deposit made of INR 257.5 crore (approximately $34.7 million). The SAT appeals remain pending.

The Company has also responded to related inquiries and investigations commenced by certain governmental agencies in India that remain pending, including a "first information report" (the preliminary step in an investigation) registered by the Economic Offences Wing of the Chennai police department in or around September 2020 against certain of the Company Respondents in connection with a complaint by certain Fund unitholders, as well as a related investigation by India's Enforcement Directorate commenced in or around April 2021.

The Company strongly believes that the decision taken by FTTS to wind up the Funds was in the best interests of unitholders and allowed for the orderly liquidation and distribution of Fund assets as described above. The Company further believes that it has meritorious defenses to the outstanding claims in the pending proceedings and intends to continue vigorously defending against the claims. The Company cannot at this time predict the eventual outcome of the matters described above or reasonably estimate the possible loss or range of loss that may arise from any final outcome of such matters, including due to the complexities and uncertainty involved in the appeals and the various questions of law and fact at issue.

Other Litigation Matters. The Company is from time to time involved in other litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, an adequate accrual has been made as of September 30, 2023 to provide for any probable losses that may arise from such matters for which the Company could reasonably estimate an amount.

Indemnifications and Guarantees

In the ordinary course of business or in connection with certain acquisition agreements, the Company enters into contracts that provide for indemnifications by the Company in certain circumstances. In addition, certain Company entities guarantee certain financial and performance-related obligations of various Franklin subsidiaries. The Company is also subject to certain legal requirements and agreements providing for indemnifications of directors, officers and personnel against liabilities and expenses they may incur under certain circumstances in connection with their service. The terms of these indemnities and guarantees vary pursuant to applicable facts and circumstances, and from agreement to agreement. Future payments for claims against the Company under these indemnities or guarantees could negatively impact the Company's financial condition. In management's opinion, no material loss was deemed probable or reasonably possible pursuant to such indemnification agreements and/or guarantees as of September 30, 2023.

Other Commitments and Contingencies

While the Company has no legal or contractual obligation to do so, it routinely makes cash investments in the course of launching sponsored funds. At September 30, 2023, the Company had $305.6 million of committed capital contributions which relate to discretionary commitments to invest in sponsored funds and other investment products and entities, including CIPs. These unfunded commitments are not recorded in the Company's consolidated balance sheet.

Note 16 – Stock-Based Compensation

The Company's stock-based compensation plans consist of the Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"), the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"), and the Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan (the "EIP").

Stock-based compensation expenses were as follows:

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Stock and stock unit awards	$ 174.7	$ 200.8	$ 165.2
Phantom unit awards	33.2	13.5	30.4
Employee stock investment plan	7.9	7.4	6.7
Total	**$ 215.8**	**$ 221.7**	**$ 202.3**

Stock and Stock Unit Awards

Under the terms of the AIP, eligible employees may receive cash, equity awards and/or mutual fund unit awards generally based on the performance of the Company and/or its funds, and the individual employee. The USIP and EIP provide for the issuance of the Company's common stock for various stock-related awards to officers, directors and employees. There are 140.0 million and 23.0 million shares authorized under the USIP and EIP. At September 30, 2023, 12.2 million shares and 14.7 million shares were available for grant under the USIP and EIP.

Stock awards entitle holders to the right to sell the underlying shares of the Company's common stock once the awards vest. Stock unit awards entitle holders to receive the underlying shares of common stock once the awards vest. Awards vest based on the passage of time or the achievement of predetermined Company financial performance goals.

Stock and stock unit award activity was as follows:

(shares in thousands)

for the fiscal year ended September 30, 2023	Time-Based Shares	Performance-Based Shares	Total Shares	Weighted-Average Grant-Date Fair Value
Nonvested balance at beginning of year	13,492	3,401	16,893	$ 24.04
Granted	7,024	271	7,295	22.74
Vested	(7,334)	(335)	(7,669)	24.68
Forfeited/canceled	(400)	(238)	(638)	25.10
Nonvested Balance at End of Year	**12,782**	**3,099**	**15,881**	**$ 23.09**

Total unrecognized compensation expense related to nonvested stock and stock unit awards was $160.5 million at September 30, 2023. This expense is expected to be recognized over a remaining weighted-average vesting period of 1.4 years. The weighted-average grant-date fair values of stock awards and stock unit awards granted during fiscal years 2023, 2022 and 2021 were $22.74, $34.20 and $21.08 per share. The total fair value of stock and stock unit awards vested during the same periods was $210.4 million, $147.8 million and $121.2 million.

The Company may repurchase shares in connection with vesting of stock and stock unit awards. Also, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

Employee Stock Investment Plan

The ESIP allows eligible participants to buy shares of the Company's common stock at a discount of its market value on defined dates. A total of 1.0 million shares were issued under the ESIP during fiscal year 2023, and 2.7 million shares were reserved for future issuance at September 30, 2023.

Note 17 – Defined Contribution Plans

The Company sponsors a 401(k) plan which covers substantially all U.S. employees meeting certain employment requirements. Participants may contribute up to 50% of their eligible salary and up to 100% of the cash portion of their year-end bonus, as defined by the plan and subject to Internal Revenue Code limitations, each year to the plan. The Company makes a matching contribution equal to 85% of eligible compensation contributed by participants. Certain of the Company's non-U.S. subsidiaries also sponsor defined contribution plans primarily for the purpose of providing deferred compensation incentives for employees and to comply with local regulatory requirements. The total expenses recognized for defined contribution plans were $93.0 million, $84.9 million and $81.4 million for fiscal years 2023, 2022 and 2021.

Note 18 – Segment and Geographic Information

The Company has one operating segment, investment management and related services. See Note 4 – Revenues for total operating revenues disaggregated by geographic location.

(in millions)

as of September 30,	2023	2022
Property and Equipment, Net		
United States	$ 640.8	$ 588.5
Europe, Middle East and Africa	124.0	115.4
Asia-Pacific	29.7	32.8
Americas excluding United States	5.6	6.6
Total	$ 800.1	$ 743.3

Note 19 – Investment and Other Income, Net

Investment and other income, net consisted of the following:

(in millions)

for the fiscal years ended September 30,	2023	2022	2021
Dividend and interest income	$ 159.9	$ 37.9	$ 17.6
Gains (losses) on investments, net	39.5	(75.4)	90.9
Income from investments in equity method investees	123.1	36.2	154.3
Gains (losses) on derivatives, net	(15.1)	20.9	(23.2)
Rental income	46.3	37.9	28.8
Foreign currency exchange (losses) gains, net	(26.7)	40.6	(11.9)
Other, net	13.0	(7.0)	8.2
Investment and Other Income, Net	$ 340.0	$ 91.1	$ 264.7

Substantially all dividend income was generated by investments in nonconsolidated sponsored funds. Gains (losses) on investments, net consists primarily of realized and unrealized gains (losses) on equity securities measured at fair value.

Net gains (losses) recognized on equity securities measured at fair value and trading debt securities that were held by the Company at September 30, 2023, 2022 and 2021 were $66.1 million, $(128.9) million, and $46.5 million.

Note 20 – Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) by component were as follows:

(in millions) as of and for the fiscal years ended September 30, 2023, 2022 and 2021	Currency Translation Adjustments	Unrealized Losses on Defined Benefit Plans	Unrealized Gains on Investments	Total
Balance at October 1, 2020	$ (399.6)	$ (8.0)	$ —	$ (407.6)
Other comprehensive income				
Other comprehensive income before reclassifications, net of tax	27.1	1.6	—	28.7
Reclassifications to compensation and benefits expense, net of tax	—	(0.7)	—	(0.7)
Reclassifications to net investment and other income, net of tax	2.0	—	—	2.0
Total other comprehensive income	29.1	0.9	—	30.0
Balance at September 30, 2021	$ (370.5)	$ (7.1)	$ —	$ (377.6)
Other comprehensive income (loss)				
Other comprehensive income (loss) before reclassifications, net of tax	(246.8)	2.3	0.4	(244.1)
Reclassifications to compensation and benefits expense, net of tax	—	(1.5)	—	(1.5)
Reclassifications to net investment and other income, net of tax	2.2	—	—	2.2
Total other comprehensive income (loss)	(244.6)	0.8	0.4	(243.4)
Balance at September 30, 2022	$ (615.1)	$ (6.3)	$ 0.4	$ (621.0)
Other comprehensive income (loss)				
Other comprehensive income (loss) before reclassifications, net of tax	108.5	(0.6)	0.2	108.1
Reclassifications to compensation and benefits expense, net of tax	—	(0.7)	—	(0.7)
Reclassifications to net investment and other income, net of tax	4.3	—	—	4.3
Total other comprehensive income (loss)	112.8	(1.3)	0.2	111.7
Balance at September 30, 2023	$ (502.3)	$ (7.6)	$ 0.6	$ (509.3)

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A.   Controls and Procedures.

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of September 30, 2023. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures as of September 30, 2023 were designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's ("SEC") rules and forms, and (ii) accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow timely decisions regarding disclosure.

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended September 30, 2023, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are set forth in Item 8 of Part II of this Annual Report on Form 10-K, which is incorporated herein by reference.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2023 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audits the Company's consolidated financial statements, as stated in their report which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of September 30, 2023.

Item 9B.   Other Information.

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 with respect to executive officers of Franklin is contained at the end of Part I of this Annual Report under the heading "Information About Our Executive Officers."

Code of Ethics. Franklin has adopted a Code of Ethics and Business Conduct (the "Code of Ethics") that applies to Franklin's principal executive officer, principal financial officer, principal accounting officer, controller, and any persons performing similar functions, as well as all directors, officers and employees of Franklin and its subsidiaries and affiliates. The Code of Ethics is posted on our website at www.franklinresources.com under "Corporate Governance." A copy of the Code of Ethics is available in print free of charge to any stockholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Ethics to: Secretary, Franklin Resources, Inc., One Franklin Parkway, San Mateo, California 94403-1906. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver from, a provision of the Code of Ethics for Franklin's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

The other information required by this Item 10 is incorporated by reference from the information to be provided under the sections titled "Proposal No. 1: Election of Directors" and "Information about the Board and its Committees – The Audit Committee" from Franklin's definitive proxy statement for its annual meeting of stockholders to be filed with the SEC within 120 days after September 30, 2023 ("2024 Proxy Statement").

Item 11.   Executive Compensation.

The information required by this Item 11 is incorporated by reference from the information to be provided under the sections of our 2024 Proxy Statement titled "Director Fees," "Compensation Discussion and Analysis" and "Executive Compensation."

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 is incorporated by reference from the information to be provided under the sections of our 2024 Proxy Statement titled "Stock Ownership of Certain Beneficial Owners," "Stock Ownership and Stock-Based Holdings of Directors and Executive Officers" and "Executive Compensation – Equity Compensation Plan Information."

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 is incorporated by reference from the information to be provided under the sections of our 2024 Proxy Statement titled "Proposal No. 1: Election of Directors – General," "Corporate Governance – Director Independence Standards" and "Certain Relationships and Related Transactions."

Item 14.   Principal Accountant Fees and Services.

The information required by this Item 14 is incorporated by reference from the information to be provided under the section of our 2024 Proxy Statement titled "Fees Paid to Independent Registered Public Accounting Firm."

PART IV

Item 15. **Exhibits and Financial Statement Schedules.**

(a)(1) The financial statements filed as part of this report are listed in Item 8 of this Annual Report.

(a)(2) No financial statement schedules are required to be filed as part of this report because all such schedules have been omitted. Such omission has been made on the basis that information is provided in the financial statements, or in the related notes thereto, in Item 8 of this Annual Report or is not required to be filed as the information is not applicable.

(a)(3) The exhibits listed on the Exhibit Index to this Annual Report are incorporated herein by reference.

Item 16. **Form 10-K Summary.**

None.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation of Registrant, as filed November 28, 1969, incorporated by reference to Exhibit (3)(i) to our Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (File No. 001-09318) (the "1994 Annual Report")
3.2	Certificate of Amendment of Certificate of Incorporation of Registrant, as filed March 1, 1985, incorporated by reference to Exhibit 3(ii) to the 1994 Annual Report
3.3	Certificate of Amendment of Certificate of Incorporation of Registrant, as filed April 1, 1987, incorporated by reference to Exhibit 3(iii) to the 1994 Annual Report
3.4	Certificate of Amendment of Certificate of Incorporation of Registrant, as filed February 2, 1994, incorporated by reference to Exhibit 3(iv) to the 1994 Annual Report
3.5	Certificate of Amendment of Certificate of Incorporation of Registrant, as filed February 4, 2005, incorporated by reference to Exhibit (3)(i)(e) to our Quarterly Report on Form 10-Q for the period ended December 31, 2004 (File No. 001-09318)
3.6	Amended and Restated Bylaws of Registrant (as adopted and effective June 29, 2021), incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on July 1, 2021 (File No. 001-09318)
4.1	Indenture, dated as of May 19, 1994, between Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to Chemical Bank), as trustee, incorporated by reference to Exhibit 4 to our Registration Statement on Form S-3 filed on April 14, 1994 (File No. 033-53147)
4.2	First Supplemental Indenture, dated October 9, 1996, between Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank), as trustee, incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-3 filed on October 4, 1996 (File No. 333-12101)
4.3	Second Supplemental Indenture, dated May 20, 2010, between Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on May 20, 2010 (File No. 001-09318)
4.4	Fourth Supplemental Indenture, dated March 30, 2015 (inclusive of the form of note of Registrant's 2.850% Notes due 2025), between Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 30, 2015 (File No. 001-09318)
4.5	Indenture, dated as of October 6, 2020, between Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-3ASR filed on October 6, 2020 (File No. 033-249350)
4.6	Officer's Certificate, dated October 19, 2020 (inclusive of the form of note of Registrant's 1.600% Notes due 2030), incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on October 19, 2020 (File No. 011-09318)
4.7	Base Indenture, dated as of January 22, 2014, for Senior Notes between Legg Mason, Inc. and The Bank of New York Mellon, as trustee, incorporated by reference to Exhibit 4.1 to Legg Mason's Registration Statement on Form S-3ASR filed on February 19, 2016 (File No. 333-209616)
4.8	First Supplemental Indenture, dated as of January 22, 2014 (inclusive of the form of note of Legg Mason's 5.625% Senior Notes due 2044), between Legg Mason, Inc. and The Bank of New York Mellon, as trustee, incorporated by reference to Exhibit 4.2 to Legg Mason's Current Report on Form 8-K filed on January 22, 2014 (File No. 001-08529)
4.9	Second Supplemental Indenture, dated as of June 26, 2014, between Legg Mason, Inc. and The Bank of New York Mellon, as trustee, incorporated by reference to Exhibit 4.1 to Legg Mason's Current Report on Form 8-K filed on June 26, 2014 (File No. 001-08529)
4.10	Third Supplemental Indenture, dated as of June 26, 2014 (inclusive of the form of note of Legg Mason's 3.950% Senior Notes due 2024), between Legg Mason, Inc. and The Bank of New York Mellon, as trustee, incorporated by reference to Exhibit 4.2 to Legg Mason's Current Report on Form 8-K filed on June 26, 2014 (File No. 001-08529)
4.11	Fourth Supplemental Indenture, dated as of March 22, 2016 (inclusive of the form of note of Legg Mason's 4.750% Senior Notes due 2026), between Legg Mason, Inc. and The Bank New York Mellon, as trustee, incorporated by reference to Exhibit 4.2 to Legg Mason's Current Report on Form 8-K filed on March 22, 2016 (File No. 001-08529)
4.12	Registrant Parent Guarantee dated August 2, 2021, incorporated by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2021 (File No. 001-09318)
4.13	Officer's Certificate, dated August 12, 2021 (inclusive of the form of additional note of Registrant's 1.600% Notes due 2030 and form of note of Registrant's 2.950% Notes due 2051), incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on August 12, 2021 (File No. 011-09318)
4.14	Description of Registrant's Securities, incorporated by reference to Exhibit 4.16 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2020 (File No. 001-09318)
10.1	Credit Agreement, dated as of July 25, 2023, between Registrant, as borrower, the financial institutions from time to time party thereto, as lenders, and Bank of America, N.A., as administrative agent, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 28, 2023 (File No. 001-09318)
10.2	Non-Employee Director Compensation as of October 18, 2023 (filed herewith)*
10.3	Representative Form of Amended and Restated Indemnification Agreement with directors of Registrant, incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended March 31, 2006 (File No. 001-09318)*
10.4	2006 Directors Deferred Compensation Plan (as amended and restated effective November 5, 2020), incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2020 (File No. 001-09318)*
10.5	1998 Employee Stock Investment Plan (as amended and restated effective June 21, 2022), incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2022 (File No. 001-09318)*
10.6	2002 Universal Stock Incentive Plan (as amended and restated effective February 9, 2021), incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 10, 2021 (File No. 001-09318)*
10.7	Amended and Restated Annual Incentive Compensation Plan (as amended and restated effective December 10, 2019), incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended December 31, 2019 (File No. 001-09318)*
10.8	Amended and Restated 2017 Equity Incentive Plan, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 filed on October 6, 2020 (File No. 333-249336)*
10.9	2023 Restricted Fund Unit Plan (effective October 18, 2023) (filed herewith)*
10.10	Amended and Restated Deferred Compensation Fund Plan (as amended and restated effective August 15, 2023) (filed herewith)*
10.11	Legg Mason, Inc. Amended and Restated Deferred Compensation Fund Plan (as amended and restated effective October 6, 2023) (filed herewith)*
10.12	ClearBridge Investments, LLC Deferred Incentive Plan (as amended and restated effective February 10, 2023) (filed herewith)*
10.13	Representative Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (RSU) under our 2002 Universal Stock Incentive Plan for certain time-based awards to executive officers of Registrant (filed herewith)*

Exhibit No.	Description
10.14	Representative Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (RSU) under our 2002 Universal Stock Incentive Plan for certain performance-based awards to executive officers of Registrant (filed herewith)*
10.15	Representative Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (RSU) under our 2002 Universal Stock Incentive Plan for certain time-based awards to executive officers of Registrant, incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2022 (File No. 001-09318)*
10.16	Representative Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (RSU) under our 2002 Universal Stock Incentive Plan for certain performance-based awards to executive officers of Registrant, incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2022 (File No. 001-09318)*
10.17	Representative Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (RSU) under our 2002 Universal Stock Incentive Plan for certain time-based awards to executive officers of Registrant, incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2021 (File No. 001-09318)*
10.18	Representative Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (RSU) under our 2002 Universal Stock Incentive Plan for certain performance-based awards to executive officers of Registrant, incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2021 (File No. 001-09318)*
21	List of Subsidiaries (filed herewith)
23	Consent of Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
97.1	Executive Compensation Clawback Policy of Registrant, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 24, 2023 (File No. 001-09318)*
101	The following materials from Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2023, formatted in Inline Extensible Business Reporting Language (iXBRL), include: (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) related notes (filed herewith)
104	Cover Page Interactive Data File (formatted in iXBRL and contained in Exhibit 101)

_____

*   Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRANKLIN RESOURCES, INC.

Date: November 13, 2023   By: /s/ Matthew Nicholls

Matthew Nicholls, Executive Vice President, Chief Financial Officer and Chief Operating Officer

Date: November 13, 2023   By: /s/ Gwen L. Shaneyfelt

Gwen L. Shaneyfelt, Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Date: November 13, 2023   By: /s/ Jennifer M. Johnson

Jennifer M. Johnson, President, Chief Executive Officer and Director (Principal Executive Officer)

Date: November 13, 2023   By: /s/ Matthew Nicholls

Matthew Nicholls, Executive Vice President, Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)

Date: November 13, 2023   By: /s/ Gwen L. Shaneyfelt

Gwen L. Shaneyfelt, Chief Accounting Officer (Principal Accounting Officer)

Date: November 13, 2023   By: /s/ Mariann Byerwalter

Mariann Byerwalter, Director

Date: November 13, 2023   By: /s/ Alexander S. Friedman

Alexander S. Friedman, Director

Date: November 13, 2023   By: /s/ Gregory E. Johnson

Gregory E. Johnson, Executive Chairman, Chairman of the Board and Director

Date: November 13, 2023   By: /s/ Rupert H. Johnson, Jr.

Rupert H. Johnson, Jr., Vice Chairman and Director

Date: November 13, 2023   By: /s/ John Y. Kim

John Y. Kim, Director

Date: November 13, 2023   By: /s/ Karen M. King

Karen M. King, Director

Date: November 13, 2023   By: /s/ Anthony J. Noto

Anthony J. Noto, Director

Date: November 13, 2023   By: /s/ John W. Thiel

John W. Thiel, Director

Date: November 13, 2023   By: /s/ Seth H. Waugh

Seth H. Waugh, Director

Date: November 13, 2023   By: /s/ Geoffrey Y. Yang

Geoffrey Y. Yang, Director

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Local insights on a global scale

With more than 1,300 investment professionals based in over 25 countries around the world, we are uniquely positioned to identify up-and-coming opportunities in local markets and assess them from a global perspective.

Our global footprint includes more than 9,000 employees in over 30 countries.

ARGENTINA
AUSTRALIA
AUSTRIA
BAHAMAS
BELGIUM
BRAZIL
CANADA
CHILE
CHINA
FRANCE
GERMANY
INDIA
IRELAND
ISRAEL
ITALY
JAPAN
LUXEMBOURG
MALAYSIA
MEXICO
NETHERLANDS
POLAND
ROMANIA
SINGAPORE
SOUTH AFRICA
SOUTH KOREA
SPAIN
SWEDEN
SWITZERLAND
TURKEY
UNITED ARAB EMIRATES
UNITED KINGDOM
UNITED STATES



The common stock of Franklin Resources, Inc., is listed on the New York Stock Exchange under the ticker symbol BEN. For further information regarding the common stock or for a copy of our latest Form 10-K, including financial statements and financial statement schedules, free of charge, please contact:

Thomas C. Merchant
Executive Vice President
General Counsel and Secretary
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Selene Oh
Chief Communications Officer
and Head of Investor Relations
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
(650) 312-4091
InvestorRelations@franklintempleton.com
investors.franklinresources.com

Stock Transfer Agent, Registrar and Dividend Disbursing Agent

Computershare
P.O. Box 43078
Providence, RI 02940-3078

Overnight correspondence

Computershare
150 Royall Street, Suite 101
Canton, MA 02021

U.S.	(866) 229-6632
Non-U.S.	(201) 680-6578
TDD	(800) 952-9245
Non-U.S. TDD	(781) 575-4592

www-us.computershare.com/investor
www-us.computershare.com/investor/contact

The paper used in the printing of this annual report is manufactured with 100% Green-e Certified renewable wind-generated electricity and contains at least 30% postconsumer waste recycled fiber. In addition, the printer derives 100% of its electricity from Green-e Certified renewable wind energy sources.

Our investment teams

Franklin Templeton brings together a wide range of investment brands and teams to provide our clients deep expertise within and across asset classes, investment styles and geographies. Our unique business model combines the benefits of global strength with the specialization of autonomous investment teams each with differentiated investment philosophies.

- Benefit Street Partners
- Brandywine Global
- Clarion Partners
- ClearBridge Investments
- Fiduciary Trust International
- Franklin Equity Group
- Franklin Income Investors
- Franklin Mutual Series
- Franklin Templeton Fixed Income
- Franklin Templeton Global Private Equity
- Franklin Templeton Investment Solutions
- K2 Advisors
- Lexington Partners
- Martin Currie
- O'Shaughnessy Asset Management
- Royce Investment Partners
- Templeton Global Investments
- Templeton Global Macro
- Western Asset Management



FRANKLIN TEMPLETON

One Franklin Parkway, San Mateo, CA 94403-1906
franklinresources.com

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